

Tutor Perini
CORPORATION

2023 ANNUAL REPORT

California High-Speed Rail, Central California



Dear Shareholders,

We delivered mixed results in 2023, highlighted by record operating cash flow that was nearly 50% better than last year and backlog that grew 28% year-over-year to $10.2 billion. We generated $308 million of operating cash in 2023 compared to $207 million in 2022, with both years setting records as the highest result of any year since the 2008 merger between Tutor-Saliba Corporation and Perini Corporation. Our record cash flow for both years was driven by the resolution of various disputes, as well as overall solid collection activities. Our strong backlog growth was largely driven by the award of the $2.95 billion Brooklyn Jail project in New York, as well as by other significant new awards and contract adjustments, including $788 million of additional funding for certain mass-transit projects in California; $287 million of additional funding for two large health care projects in California; a $222 million military facilities project at Tinian International Airport in the Northern Mariana Islands; and $127 million of additional funding for a light rail project in Minnesota.

Our earnings in 2023 were challenged due to certain adverse legal judgments and decisions throughout the year, primarily in the Northeast, and write-downs that resulted from the expedited settlement or resolution of various disputed matters. Our consolidated revenue was up slightly in 2023 compared to 2022, but still dramatically reduced from our typical revenue in the years prior to the pandemic.

We made excellent progress in 2023 on claims and dispute settlements, which helped us to deliver the record cash flow and reduce our unbilled receivables, or our costs and estimated earnings in excess of billings, by 17%, or $234 million. We expect to continue resolving most of our remaining legacy disputes over the next several quarters, which should enable us to collect substantial amounts of associated cash in 2024 and 2025.



East Side Access, New York, NY

The outlook for our future growth is bright, as we are tracking more than $75 billion of major prospective project opportunities over the next three to four years, $32 billion of which are expected to bid in 2024 and 2025. These projects are supported by strong funding that is in place at the federal, state and local levels, including some with funding from the $1.2 trillion Bipartisan Infrastructure Law that was passed in 2021. As we pursue and capture our share of these projects, we expect that our backlog will grow substantially in 2024 and 2025, providing us with a solid foundation for future revenue growth and profitability.

We anticipate significant revenue growth and a return to positive earnings in 2024, and significantly higher earnings in 2025 and 2026. Due to more limited competition and high demand for our services, we have had success in securing improved contractual terms for some of our newer large projects and expect to continue to obtain such terms on other future projects. We believe this will help us to avoid a repeat of some of the problems that have hindered us in the past with regards to the timely resolution of disputed matters and associated cash collections.

As I prepare to pass the CEO torch to Gary Smalley in January of next year and assume my new role as Executive Chairman for 2025 and 2026, I will continue to mentor and advise him and other key executives who I am confident will work together to drive Tutor Perini into a new era of growth and profitability, delivering substantial shareholder value along the way. As always, I am thankful to all our employees for their dedicated service and commitment to providing project excellence to our customers. I also appreciate the support and confidence bestowed by our shareholders and other stakeholders. We look forward to working together to achieve new heights of success and profitability over the coming years.

Sincerely,

Ronald N. Tutor
Chairman and Chief Executive Officer



Eagle Mountain - Woodfibre Gas Pipeline, Squamish, BC, Canada



Minneapolis Southwest Light Rail Transit, Minneapolis, MN



Purple Line Extension, Los Angeles, CA



I-70 Rocheport Bridge Replacement, Rocheport, MO

CIVIL SEGMENT

Our Civil segment specializes in public works construction and the replacement and reconstruction of infrastructure across several major geographic regions of the United States, including construction and rehabilitation of highways, bridges, tunnels, mass-transit systems, military facilities, and water management and wastewater treatment facilities. Our ability to complete complex transportation and heavy civil construction projects within budget, on schedule, and with quality and integrity makes us a preferred contractor for large, sophisticated infrastructure projects. The Civil segment is enhanced by subsidiary companies that bring multiple capabilities and geographic reach to Tutor Perini's offerings.

- **Tutor Perini Civil** construction operations dates back to 1894, with the founding of Perini Corporation in Framingham, Massachusetts and further strengthened by the merger with Tutor-Saliba Corporation in 2008.
- **Lunda Construction** performs construction of highways, bridges, railroads and other civil structures throughout the United States.
- **Frontier-Kemper** builds tunnels for highways, railroads, subways and rapid transit systems, as well as shafts and other facilities for water supply, wastewater transport and hydroelectric projects. Through FKC-Lake Shore, we develop and equip mines with innovative hoisting, elevator and vertical conveyance systems.
- **Becho** provides drilling, foundation and excavation services for shoring, bridges, piers, tunnels, roads and highway projects primarily in the southwestern United States.
- **Black Construction Corporation** is the largest contractor in Guam and provides a variety of heavy civil, building, mechanical and electrical services in the Asia-Pacific region and other strategic military locations.

Civil segment infrastructure projects drive Tutor Perini's profitability. Our Civil segment continues to experience strong demand reflected in a large pipeline of prospective projects and substantial funding associated with various transportation measures enacted over the past several years, including Los Angeles County's Measure M, which is expected to provide $120 billion over 40 years. In addition, the federal government's $1.2 trillion Bipartisan Infrastructure Law is helping to support some of our large current and prospective projects, and should continue to favorably impact Tutor Perini, as much of the spending it will fund over the next decade will be invested in those major markets that align with our market focus.

REPRESENTATIVE PROJECTS

- $3.55B California High-Speed Rail, Central CA
- $3.50B Purple Line Extension Section 2 and Section 3 Stations and Tunnels, Los Angeles, CA
- $3.30B East Side Access (multiple projects), New York, NY
- $1.40B SR 99 Tunnel (Alaskan Way Viaduct Replacement), Seattle, WA
- $1.35B Minneapolis Southwest Light Rail Transit (multiple projects), Minneapolis, MN
- $1.25B Third Street Light Rail - Central Subway, San Francisco, CA
- $920M Eastern Rail Yard Platform & Amtrak Tunnel, Hudson Yards, New York, NY
- $550M Division 20 Portal Widening & Turnback Facility, Los Angeles, CA
- $425M I-74 Mississippi River Bridge, Bettendorf, IA - Moline, IL
- $385M Tinian International Airport (multiple projects), Northern Mariana Islands
- $360M Naval Base Guam (multiple projects), Guam
- $360M Marine Corps Base Camp Blaz Facilities (multiple projects), Guam
- $325M Zoo Interchange (multiple projects), Milwaukee, WI
- $275M Culver Line Communications-Based Train Control, New York, NY
- $265M Eagle Mountain - Woodfibre Gas Pipeline, Squamish, BC, Canada
- $220M I-70 Rocheport Bridge Replacement, Rocheport, MO
- $190M Friant-Kern Canal Middle Reach Capacity Correction, Central CA
- $180M Canton Viaduct Replacement, Baltimore, MD
- $150M Upper Reach - Unit 7, Burbank, CA
- $125M Northern District Waste Water Treatment Plant, Guam
- $120M South Coast Rail, Middleborough Secondary & New Bedford Main Line Expansion, MA
- $100M Rehabilitation of the Broadway Bridge, New York, NY


LAX Airport Metro Connector, Los Angeles, CA


Newark Liberty International Airport Terminal A, Newark, NJ


Copley Hall Renovations, San Diego, CA


Miami-Dade County Civil and Probate Courthouse, Miami, FL

BUILDING SEGMENT

Our Building segment provides services to specialized building markets for private and public works customers, including the hospitality and gaming, transportation, health care, commercial offices, government, sports and entertainment, education, correctional and detention, biotech, pharmaceutical, industrial and technology markets.

The success of the Building segment derives from our proven ability to manage and perform large, complex projects with aggressive fast-track schedules, elaborate designs and advanced mechanical, electrical and life safety systems, while providing accurate budgeting and strict quality control. Although price is a key competitive factor, we believe our strong reputation, long-standing customer relationships and significant level of repeat and referral business have enabled us to achieve a leading position in the marketplace.

The Building segment is comprised of four subsidiary companies that provide general contracting, design-build, preconstruction and construction services. We believe that our national resources and strong résumé of notable projects will position us to win new work and support our future growth given the continuing demand for large building projects.

- **Rudolph and Sletten** focuses on large, complex projects in California in the health care, commercial office, technology, industrial, education and government facilities markets.
- **Tutor Perini Building Corp.** focuses on large, complex building projects nationwide, including significant projects in the hospitality and gaming, commercial office, education, government facilities and multi-unit residential markets.
- **Perini Management Services** provides diversified construction and design-build services to U.S. government agencies, as well as to surety companies and multi-national corporations.
- **Roy Anderson Corp.** provides general contracting services, including major disaster response and reconstruction support, to public and private customers primarily throughout the southeastern United States.

We are a recognized leader in the hospitality and gaming market, specializing in the construction of high-end resorts and casinos. We work with hotel operators, Native American tribal councils, developers and architectural firms to provide diversified construction services to meet the challenges of new construction and renovation of hotel and resort properties. We believe that our reputation for completing projects on time is a significant competitive advantage, as any delay in project completion could result in significant loss of revenue for the customer.

REPRESENTATIVE PROJECTS

- $2.95B Borough-Based Jails Program Brooklyn Facility, Brooklyn, NY
- $1.55B Newark Liberty International Airport Terminal A, Newark, NJ
- $1.50B 10 Hudson Yards, 15 Hudson Yards, Maintenance of Equipment Building, New York, NY
- $670M Technology Office Facility, Northern CA
- $530M Choctaw Casino and Resort Expansion, and Casino Amenity Refresh, Durant, OK
- $455M LAX Airport Metro Connector, Los Angeles, CA
- $430M Hospitality and Gaming Facility, Central CA
- $365M Technology Office Tenant Improvement, Northern CA
- $280M Veterans Skilled Nursing and Memory Care Facility, Yountville, CA
- $275M Miami-Dade County Civil and Probate Courthouse, Miami, FL
- $270M El Camino Hospital Integrated Medical Office Building, El Camino, CA
- $245M Southland Gaming Casino Expansion, West Memphis, AR
- $240M Clifford L. Allenby Building, Sacramento, CA
- $225M Technology Office Facility, Northern CA
- $200M Scripps Health Encinitas Acute Care Center, Encinitas, CA
- $195M Rosewood Miramar Beach Resort, Montecito, CA
- $175M University of California San Francisco Medical Center, Precision Cancer Medical Building, Mission Bay, CA
- $175M San Diego Symphony The Rady Shell at Jacobs Park and Copley Hall Renovations, San Diego, CA
- $165M New Hall of Justice, County of Sonoma, Santa Rosa, CA
- $145M City College of San Francisco STEAM Center, San Francisco, CA


Blackpoint Wastewater Treatment Plant, Miami, FL


Division 20 Portal Widening & Turnback Facility, Los Angeles, CA


City University of New York Baruch College Field Building Renovation New York, NY


Culver Line Communications-Based Train Control, New York, NY

SPECIALTY CONTRACTORS SEGMENT

Our Specialty Contractors segment specializes in electrical; mechanical; plumbing; heating, ventilation and air conditioning (HVAC); and fire protection systems for a full range of civil and building construction projects in the industrial, commercial, hospitality and gaming, transportation and mass-transit end markets. Our Specialty Contractors segment is comprised of several subsidiary companies that collectively provide the Company with unique strengths and capabilities to position us as a full-service contractor with greater control over project bids and costs, scheduled work, project delivery and risk management. Both of the below electrical contractors are industry leaders performing work in both the public and private sectors.

- **Five Star Electric** is one of the leading electrical contractors in the New York City metropolitan region providing construction services including power, lighting, fire alarm, security, telecommunications, low voltage and wireless systems.
- **Fisk Electric** covers many markets in the western and southern United States, with the ability to cover other attractive markets nationwide. Fisk's expertise is in the design and development of electrical and technology systems.

Our mechanical contractors provide plumbing, HVAC and fire protection services to a range of customers in a wide variety of markets, including transportation, commercial/industrial, schools and universities, and residential.

- **WDF** is one of the largest mechanical contractors servicing the New York City metropolitan region.
- **Nagelbush** operates in Florida.
- **Desert Mechanical** operates in California.

Through Five Star Electric and WDF collectively, we are one of the largest specialty contractors in the New York City metropolitan area.

REPRESENTATIVE PROJECTS

- $1.20B East Side Access (multiple projects) electrical, mechanical & pneumatic concrete subcontracts, New York, NY
- $640M Borough-Based Jails Program Brooklyn Facility electrical & mechanical subcontracts, Brooklyn, NY
- $515M Newark Liberty International Airport Terminal A electrical & mechanical subcontracts, Newark, NJ
- $440M Hudson Yards (multiple projects) electrical, mechanical & pneumatic concrete subcontracts, New York, NY
- $420M Purple Line Extension Sections 2 and 3 Stations & Tunnels electrical & mechanical subcontracts, Los Angeles, CA
- $375M NYC Housing Authority (multiple projects) prime contracts, New York, NY
- $230M Salesforce Transit Center electrical & mechanical subcontracts, San Francisco, CA
- $230M Subway Signal System Modernization electrical prime contracts, New York, NY
- $215M Third Street Light Rail - Central Subway electrical, mechanical & pneumatic concrete subcontracts, San Francisco, CA
- $205M SR 99 Tunnel electrical, mechanical & pneumatic concrete subcontracts, Seattle, WA
- $175M Division 20 Portal Widening & Turnback Facility electrical subcontract, Los Angeles, CA
- $155M Culver Line Communications-Based Train Control electrical subcontract, New York, NY
- $115M California High-Speed Rail electrical subcontract, Central CA
- $110M Wards Island Wastewater Treatment Plant prime contract, New York, NY
- $90M Tunnels E & F Infrastructure Repairs electrical subcontract, New York, NY
- $80M Taiwan Semiconductor Manufacturing Company - Fab 21 Phase 1 electrical subcontract, Phoenix, AZ
- $80M City University of New York Baruch College Field Building Renovation prime contract, New York, NY
- $65M Hospitality and Gaming Facility mechanical subcontract, Central CA
- $65M Metropolitan Transportation Authority Connection Oriented Ethernet prime contract, New York, NY
- $65M Waste Water Treatment Plants (multiple projects) electrical subcontracts, Miami, FL
- $60M Methodist Cypress Hospital electrical subcontract, Cypress, TX
- $60M NYC Housing Authority Restoration electrical subcontract, Coney Island, NY
- $60M Miami-Dade County Civil and Probate Courthouse electrical and mechanical subcontracts, Miami, FL
- $55M World Trade Center Vehicle Security Center electrical subcontract, New York, NY
- $55M Passaic Valley Sewerage Commission Cables and Utility Bulkhead Replacement electrical subcontract, Newark, NJ

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2023	2022	2021
Revenue	$ 3,880,227[1]	$ 3,790,755[1]	$ 4,641,830
Income (Loss) from Construction Operations	$ (114,597)[1][2]	$ (204,764)[1][2]	$ 226,804[2]
Income (Loss) before Income Taxes	$ (182,554)[1]	$ (267,670)[1]	$ 159,782
Net Income (Loss) Attributable to Tutor Perini Corporation	$ (171,155)[1]	$ (210,009)[1]	$ 91,925
Diluted Earnings (Loss) per Common Share	$ (3.30)[1]	$ (4.09)[1]	$ 1.79
New Contracts Awarded[3]	$ 6,109,561	$ 3,484,232	$ 4,531,749
Backlog at Year-End	$ 10,158,447	$ 7,929,113	$ 8,235,636
Weighted-Average Diluted Common Shares Outstanding	51,845	51,324	51,369

(dollars in millions)

Revenue

2023	
Civil	$ 1,883.9
Building	1,302.5
Specialty Contractors	693.8
Total	$ 3,880.2[1]



Income (Loss)
from Construction Operations

2023	
Civil	$ 198.6
Building	(91.2)
Specialty Contractors	(144.8)
Total	$ (114.6)[1][2]



Backlog

2023	
Civil	$ 4,240.6
Building	4,177.5
Specialty Contractors	1,740.3
Total	$ 10,158.4



(1) These amounts reflect the negative pre-tax impact of: $231.0 million in 2023 and $330.1 million in 2022 related to various project adjustments due to adverse legal judgments or decisions, settlements, and changes in estimates for project charges, net of positive impacts from improved productivity and efficiencies on certain projects; and $79.2 million in 2023 and $119.7 million in 2022 of temporary aggregate negative project adjustments due to increases in unapproved work on various projects and the successful negotiation of significant lower margin (and lower risk) change orders on a Civil segment mass-transit project in California, which are all expected to reverse themselves over the remaining lives of the projects.

(2) After corporate general and administrative expenses ($77.2 million in 2023, $65.0 million in 2022 and $58.2 million in 2021).

(3) Includes adjustments to contract value for existing contracts.

(4) Revenue has declined due to a lack of major new awards over the last three years, which has negatively impacted the Company's ability to replace revenue associated with certain projects that were completed or are nearing completion. The primary contributing factor for the lack of new awards was the COVID-19 pandemic, which significantly delayed project bidding and award activity for most of 2020 and 2021 and induced customer budgetary constraints that contributed to the Company not being awarded certain Civil segment projects valued at more than $10 billion.

2023
FORM 10-K

PAGE INTENTIONALLY LEFT BLANK


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K


☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
    For the fiscal year ended December 31, 2023

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
    For the transition period from _____ -to- _____


Commission File Number: 1-6314

Tutor Perini Corporation

(Exact name of registrant as specified in its charter)


Massachusetts	**04-1717070**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
15901 Olden Street, Sylmar, California	**91342**
(Address of principal executive offices)	(Zip Code)


(818) 362-8391
(Registrant's telephone number, including area code)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	TPC	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting Common Stock held by non-affiliates of the registrant was $262,626,779 as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares of Common Stock, $1.00 par value per share, outstanding at February 22, 2024 was 52,025,497.

Documents Incorporated by Reference

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2024, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

TUTOR PERINI CORPORATION

2023 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I.

Forward-Looking Statements

The statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation, statements regarding our management's expectations, anticipations, hopes, beliefs, intentions or strategies regarding the future and statements regarding future guidance or estimates and non-historical performance. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These material risks and uncertainties are listed and discussed in Item 1A. *Risk Factors*, below. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 1. BUSINESS

General

Tutor Perini Corporation (together with its consolidated subsidiaries, "Tutor Perini," the "Company," "we," "us," and "our," unless the context indicates otherwise) is a leading construction company offering diversified general contracting, construction management and design-build services to private customers and public agencies throughout the world. The Company was formed through the 2008 merger between Tutor-Saliba Corporation and Perini Corporation ("Perini") and our legacy dates to 1894, when Perini's predecessor businesses began providing construction services. Our corporate headquarters are in Los Angeles (Sylmar), California, and we have various other principal offices throughout the United States and its territories (see Item 2. *Properties* for a listing of our major facilities). Our common stock is listed on the New York Stock Exchange under the symbol "TPC." We are incorporated in the Commonwealth of Massachusetts.

We have established a strong reputation within our markets for executing large, complex projects on time and within budget while adhering to strict quality control measures. We offer general contracting, pre-construction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work; concrete forming and placement; steel erection; electrical; mechanical; plumbing; heating, ventilation and air conditioning (HVAC); and fire protection. During 2023, we performed work on approximately 1,500 construction projects.

We are recognized as one of the leading civil contractors in the United States, as evidenced by our performance on several of the country's largest mass-transit and transportation projects, such as Newark Liberty International Airport Terminal A ("Newark Airport Terminal A"), various components of the East Side Access project in New York City, the Minneapolis Southwest Light Rail project (also known as the METRO Green Line Extension), the California High-Speed Rail System, the Alaskan Way Viaduct Replacement (the "SR 99") project in Seattle, major portions of the Red Line and Purple Line subway segments of the Los Angeles Metro system, and the San Francisco Central Subway extension to Chinatown. We are also recognized as one of the major building contractors in the United States, as evidenced by our performance on several of the country's largest building development projects, including Hudson Yards in New York City, the CityCenter complex and the Cosmopolitan Resort and Casino, both in Las Vegas, and several major corporate office buildings in northern California for prominent technology companies.

Our strengths and expertise in the construction of civil and building infrastructure projects have been augmented by our vertical integration capabilities, which we established more than a decade ago through the acquisitions of various business entities specializing in electrical, mechanical, plumbing, HVAC and other services that enhanced our market capabilities and expanded our geographic presence. Our vertical integration is a competitive advantage that allows us to self-perform a greater amount of work than our competitors. It also increases our competitiveness in bidding and our efficiency in managing and executing large, complex projects, and provides us with significant cross-selling opportunities across a broad geographic footprint.

Business Segment Overview

Our business is conducted through three segments: Civil, Building and Specialty Contractors.

Civil Segment

Our Civil segment specializes in public works construction and the replacement and reconstruction of infrastructure across several major geographic regions of the United States. Our civil contracting services include construction and rehabilitation of highways, bridges, tunnels, mass-transit systems, military facilities, and water management and wastewater treatment facilities.

The Civil segment is composed of the heavy civil construction operations of our predecessors, Tutor-Saliba Corporation, its subsidiary Black Construction, and Perini, as well as our acquired companies, Frontier-Kemper Constructors ("Frontier-Kemper"), Lunda Construction and Becho. Our heavy civil units operate primarily on the West and East Coasts of the United States and are engaged in a variety of large mass-transit, tunneling, bridge and highway projects. Black Construction is the largest contractor in Guam and provides a variety of heavy civil, building, mechanical and electrical construction services throughout the Asia-Pacific region and in other strategic military locations. Frontier-Kemper is a heavy civil contractor engaged in the construction of tunnels for highways, railroads, subways and rapid transit systems; the construction of shafts and other facilities for water supply, wastewater transport and hydroelectric projects; and the development and equipping of mines with innovative hoisting, elevator and vertical conveyance systems. Lunda Construction is a heavy civil contractor specializing in the construction, rehabilitation and maintenance of bridges, railroads and other civil structures throughout the United States. Becho is engaged in drilling, foundation and excavation support for shoring, bridges, piers, roads and highway projects, primarily in the southwestern United States.

Our Civil segment's customers primarily award contracts through one of two methods: the traditional public "competitive bid" method, in which price is the major determining factor, or through a best value proposal, where contracts are awarded based on a combination of technical qualifications, proposed project team, schedule, past performance on similar projects and price.

Traditionally, our Civil segment's customers require each contractor to pre-qualify for construction business by meeting criteria that include technical capabilities and financial strength. Our financial strength, outstanding record of performance on challenging civil works projects, and vertical integration capabilities often enable us to pre-qualify for projects in situations where smaller, less diversified contractors are unable to meet the qualification requirements. We believe this is a competitive advantage that allows us to self-perform a greater amount of work and makes us an ideal lead contractor for the largest, most complex infrastructure projects and on prestigious design-build, design-build-operate-maintain and public-private partnership projects.

We have been active in civil construction since 1894 and believe we have a particular expertise in large, complex civil construction projects. We are currently working on or have completed some of the most significant civil construction projects in the United States. For example, we are continuing to work on the first phase of the California High-Speed Rail project, the Purple Line Segments 2 and 3 subway expansion projects in Los Angeles and the Minneapolis Southwest Light Rail project. In addition, we have completed other major projects, including various components of the East Side Access project in New York City; the Newark Airport Terminal A project; the San Francisco Central Subway extension to Chinatown; the SR 99 project in Seattle; the platform over the eastern rail yard at Hudson Yards in New York City; the rehabilitation of the Verrazano-Narrows Bridge in New York; and runway reconstruction projects at the John F. Kennedy International Airport in New York, Los Angeles International Airport and Fort Lauderdale-Hollywood International Airport.

We believe the Civil segment provides us with significant opportunities for growth due to the condition of existing infrastructure coupled with large government funding sources dedicated to the replacement and reconstruction of aging U.S. infrastructure. In addition, infrastructure programs generally garner popular, bipartisan support from the public and elected officials due to their favorable long-term economic benefits, including significant job creation. Funding for major Civil segment infrastructure projects is typically provided through a combination of one or more of the following: local, regional, state and federal loans and grants; other direct allocations sourced through tax revenue; bonds; user fees; and, for certain projects, private capital.

In November 2021, the bipartisan Infrastructure Investment and Jobs Act of 2021 (the "Bipartisan Infrastructure Law" or "BIL") was enacted into law, providing $1.2 trillion of federal infrastructure funding, including $550 billion in new spending for improvements to the country's surface-transportation network and enhancements to core infrastructure. The BIL initiated the largest federal investment in public transit ever, the single largest dedicated bridge investment since the construction of the interstate highway system and the largest federal investment in passenger rail since the creation of Amtrak, all in addition to providing for regular annual spending for numerous infrastructure projects. This significant incremental funding has been and continues to be allocated to numerous major projects and is anticipated to be spent over approximately 10 years from the BIL's

passage, with much of it targeted toward end markets that are directly aligned with our market focus. Accordingly, we believe that this significant level of sustained, incremental funding has and will continue to favorably impact our current work and prospective opportunities over the next decade.

Building Segment

Our Building segment has significant experience providing services to several specialized building markets for private and public works customers, including hospitality and gaming, transportation, health care, commercial offices, government facilities, sports and entertainment, education, correctional and detention facilities, biotech, pharmaceutical, industrial and technology. We believe the success of the Building segment results from our proven ability to manage and perform large, complex projects with aggressive fast-track schedules, elaborate designs, and advanced mechanical, electrical and life safety systems, while providing accurate budgeting and strict quality control. Although price is a key competitive factor, we believe our strong reputation, long-standing customer relationships and significant level of repeat and referral business have enabled us to achieve a leading position in the marketplace.

We are a recognized leader in the hospitality and gaming market, specializing in the construction of high-end resorts and casinos. We work with hotel operators, Native American tribal councils, developers and architectural firms to provide diversified construction services to meet the challenges of new construction and renovation of hotel and resort properties. We believe that our reputation for completing projects on time is a significant competitive advantage in this market, as any delay in project completion could result in significant loss of revenue for the customer.

The Building segment is composed of several operating units that provide general contracting, design-build, preconstruction and construction services in various regions of the United States. Rudolph and Sletten, one of our general contracting firms, focuses on large, complex projects in California in the health care, commercial office, technology, industrial, education, and government facilities markets. Tutor Perini Building Corp. focuses on large, complex building projects nationwide, including significant projects in the hospitality and gaming, commercial office, education, government facilities, and multi-unit residential markets. Roy Anderson Corp. provides general contracting services, including major disaster response and reconstruction support, to public and private customers primarily throughout the southeastern United States. Perini Management Services provides diversified construction and design-build services internationally to U.S. government agencies, as well as to surety companies and multi-national corporations.

We are currently working on or have completed various large private and public building projects across a wide array of end markets. Specific projects include the Brooklyn Jail project in New York City; Newark Airport Terminal A; the LAX Airport Metro Connector Transit Station in Los Angeles, California; three large corporate office buildings in northern California for prominent technology companies; a commercial office tower and a multi-unit residential tower, both at Hudson Yards in New York City; the Cedars-Sinai Replacement Hospital in Marina Del Rey, California; various Kaiser Permanente hospital buildings throughout California; the Choctaw Casino and Resort in Durant, Oklahoma; the Pechanga Resort and Casino expansion in Temecula, California; the O Street Government Office Building in Sacramento, California; and courthouses in San Bernardino and San Diego, California and Broward County, Florida. As a result of our reputation and track record, we were previously awarded and completed contracts for several marquee hospitality and gaming projects in Las Vegas, including the CityCenter complex, the Cosmopolitan Resort and Casino and the Wynn Encore Hotel. These projects span a wide array of building end markets and illustrate our Building segment's résumé of successfully completed large-scale public and private projects.

Specialty Contractors Segment

Our Specialty Contractors segment specializes in electrical, mechanical, plumbing, HVAC and fire protection systems for a full range of civil and building construction projects in the industrial, commercial, hospitality and gaming, and mass-transit end markets. This segment provides unique strengths and vertically integrated service capabilities that position us as a full-service contractor with greater control over project bids and costs, scheduled work, project delivery and risk management. The majority of work performed by the Specialty Contractors segment is contracted directly with state and local municipal agencies, real estate developers, school districts and other commercial and industrial customers. A significant portion of the segment's work has been, and is expected to continue to be, performed for our Civil and Building segments.

The Specialty Contractors segment is composed of several operating units that provide unique services in various regions of the United States. Five Star Electric Corp. ("Five Star") is an industry leader and one of the largest electrical contractors in New York City. Five Star provides construction services, including power, lighting, fire alarm, security, telecommunications, low voltage and wireless systems to both the public and private sectors. These services are provided across end markets that include multi-unit residential, hotels, commercial offices, industrial, mass transit, education, retail, sports and entertainment, health care and water treatment. Fisk Electric ("Fisk") covers many of the major commercial, transportation and industrial electrical construction markets in California and the southern United States, with the ability to cover other attractive markets nationwide.

Fisk's expertise is in the design and development of electrical and technology systems for major projects spanning a broad variety of project types, including commercial office buildings, sports arenas, hospitals, research laboratories, hotels and casinos, convention centers, manufacturing plants, refineries, and water and wastewater treatment facilities. WDF, Nagelbush and Desert Mechanical each provide mechanical, plumbing, HVAC and fire protection services to a range of customers in a wide variety of markets, including transportation, commercial/industrial, schools and universities and residential. WDF is one of the largest mechanical contractors serving the New York City metropolitan region. Nagelbush operates primarily in Florida and Desert Mechanical operates primarily in the western United States.

Our Specialty Contractors business units are currently working on or have completed various components of the East Side Access project in New York City, upgrades and rehabilitations at various New York City public housing facilities, and various projects at the World Trade Center and at Hudson Yards in New York City. The Specialty Contractors segment is also currently supporting or has supported several large projects in our Civil and Building segments, including the Purple Line Segments 2 and 3 subway expansion projects in Los Angeles; Newark Airport Terminal A; the California High Speed Rail project in central California; the SR 99 project in Seattle; the San Francisco Central Subway extension to Chinatown; McCarran International Airport Terminal 3 in Las Vegas; and several marquee hospitality and gaming projects in Las Vegas, including the CityCenter complex, the Cosmopolitan Resort and Casino, and the Wynn Encore Hotel.

For information regarding the breakdown of our revenue by segment, end market, customer type and contract type, see Note 3 of the Notes to Consolidated Financial Statements. In addition, financial information about geographic areas is discussed in Note 14 of the Notes to Consolidated Financial Statements.

Backlog

Backlog in our industry is a measure of the total value of work that is remaining to be performed on projects that have been awarded. We include a construction project in our backlog when a contract is awarded or when we have otherwise received written definitive notice that the project has been awarded to us and there are no remaining major uncertainties that the project will proceed (e.g., adequate funding is in place). As a result, we believe our backlog is firm, and although cancellations or scope adjustments may occur, historically they have not been material. We estimate that approximately $4 billion, or approximately 40%, of our backlog as of December 31, 2023 will be recognized as revenue in 2024. Our backlog by segment, end market, customer type and contract type is presented in the following tables:

(in thousands)	As of December 31,			
	2023		2022	
Backlog by business segment:				
Civil	$ 4,240,684	42 %	$ 4,416,340	56 %
Building	4,177,452	41 %	2,223,601	28 %
Specialty Contractors	1,740,311	17 %	1,289,172	16 %
Total backlog	$ 10,158,447	100 %	$ 7,929,113	100 %

(in thousands)	As of December 31,			
	2023		2022	
Civil segment backlog by end market:				
Mass transit (includes certain transportation and tunneling projects)	$ 2,744,006	64 %	$ 2,891,711	65 %
Military facilities	793,477	19 %	778,318	18 %
Bridges	282,467	7 %	298,203	7 %
Power and energy	199,639	5 %	233,768	5 %
Commercial and industrial sites	182,703	4 %	149,316	3 %
Other	38,392	1 %	65,024	2 %
Total Civil segment backlog	$ 4,240,684	100 %	$ 4,416,340	100 %

(in thousands)	As of December 31,			
	2023		2022	
Building segment backlog by end market:				
Government	$ 2,819,078	67 %	$ 755,095	34 %
Health care facilities	785,657	19 %	565,899	25 %
Education facilities	344,962	8 %	389,978	18 %
Mass transit (includes transportation projects)	153,665	4 %	299,837	13 %
Other	74,090	2 %	212,792	10 %
Total Building segment backlog	$ 4,177,452	100 %	$ 2,223,601	100 %

(in thousands)	As of December 31,			
	2023		2022	
Specialty Contractors segment backlog by end market:				
Government	$ 783,653	45 %	$ 154,868	12 %
Mass transit (includes certain transportation and tunneling projects)	626,826	36 %	631,999	49 %
Multi-unit residential	90,843	5 %	142,516	11 %
Commercial and industrial facilities	78,682	5 %	121,305	9 %
Water	64,329	4 %	122,169	9 %
Health care facilities	60,272	3 %	62,133	5 %
Other	35,706	2 %	54,182	5 %
Total Specialty Contractors segment backlog	$ 1,740,311	100 %	$ 1,289,172	100 %

	As of December 31,	
	2023	2022
Backlog by customer type:		
State and local agencies	76 %	65 %
Private owners	13 %	20 %
Federal agencies	11 %	15 %
Total backlog	100 %	100 %

	As of December 31,	
	2023	2022
Backlog by contract type:		
Fixed price	56 %	74 %
Guaranteed maximum price	36 %	14 %
Unit price	4 %	4 %
Cost plus fee and other	4 %	8 %
Total backlog	100 %	100 %

Fixed price contracts, particularly with federal, state and local government customers, are expected to continue to represent a sizeable percentage of total backlog.

Competition

While the construction markets include numerous competitors, especially for small to mid-sized projects, much of the work that we target is for larger, more complex projects where there are typically fewer active market participants due to the greater capabilities and resources required to perform the work. In addition to domestic competitors, we have seen certain foreign competitors attempting to grow their presence in the United States over the past several years, particularly through the pursuit of large Civil segment projects. Evolving changes in the construction industry, such as the trend toward an increased use of the progressive design-build project delivery method that may reduce project risks for both owners and contractors, could result in increased competition and potentially lower margins on certain projects in the future. We believe price, experience, reputation, responsiveness, customer relationships, project completion track record, schedule control, risk management and quality of work are key factors customers consider when awarding contracts.

In our Civil segment, we compete principally with large civil construction firms, including (alphabetically) Dragados USA; Ferrovial S.E.; Fluor Corporation; Granite Construction; Kiewit Corporation; OHL USA; Skanska USA; and The Walsh Group. In our Building segment, we compete with a variety of national and regional contractors, including (alphabetically) AECOM (through its past acquisitions of Tishman Construction and Hunt Construction Group); Balfour Beatty Construction; Clark Construction Group; DPR Construction; Gilbane, Inc.; Hensel Phelps Construction Co.; Lendlease Corporation; McCarthy Building Companies, Inc.; M. A. Mortenson Company; PCL Constructors, Inc.; Skanska USA; Suffolk Construction; Swinerton, Inc; Turner Construction Company; and The Whiting-Turner Contracting Co. In our Specialty Contractors segment, we compete principally with various regional and local electrical, mechanical and plumbing subcontractors.

Construction Costs

We strive to eliminate or minimize exposure to labor and material price increases in our project bids and the manner in which we execute our work. Generally, if prices for materials, labor or equipment increase excessively, provisions in certain types of contracts often shift all or a major portion of any adverse impact to the customer. In our fixed price contracts, we attempt to insulate ourselves from the unfavorable effects of inflation, when possible, by incorporating escalating wage and price assumptions into our construction cost estimates, by obtaining firm fixed price quotes from major subcontractors and material suppliers, by securing purchase commitments for materials early in the project schedule and by including contingency for these risks in our bid price. Construction and other materials used in our construction activities are generally available locally from multiple sources. Despite the widespread adverse supply chain impacts that previously resulted from the coronavirus pandemic ("COVID-19"), we have not experienced significant supply chain issues broadly across our portfolio of projects, but we cannot be certain that such issues may not arise in the future if there are new outbreaks or other public health crises. Labor resources for our domestic projects are largely obtained through various labor unions. We have not experienced significant labor shortages in recent years, nor do we expect to in the near future. However, longer-term, the anticipated significant increase in demand for large complex projects driven by the BIL could lead to labor shortages.

Seasonality

We experience seasonal trends in our business. Our revenue and operating income are typically higher in the second half of the year. Our first fiscal quarter of the year is typically our lowest revenue quarter, as the harsher winter weather conditions that often occur during this period can negatively impact our ability to execute work and our productivity in parts of North America. Our revenue typically increases during the high construction seasons of the summer and fall months in the United States. Within the United States, as well as in other parts of the world, our business generally benefits from milder weather conditions during our third fiscal quarter, which allows for more productivity from our on-site construction operations. For these reasons, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Government Contracts

Most of our federal, state and local government customers can terminate, renegotiate, or modify any of their contracts with us at their election, and many of our federal government contracts are subject to renewal or extension periodically. Revenue derived from federal, state and local government customers was 74%, 68% and 66% of our total revenue for each of the years ended December 31, 2023, 2022 and 2021, respectively.

Environmental, Health and Safety Regulations

Environmental, health and safety regulations and requirements materially affect our business. We are firmly committed to providing a safe and healthy work environment for our employees and to working in a manner that ensures the safety of our subcontractors, customers and the general public, as well as the protection of facilities, equipment and the environment. Compliance with Occupational Safety and Health Administration ("OSHA") and other health and safety regulations, in particular, is essential to procure business and to attract and retain our workforce. Accordingly, we make considerable investments in our environmental, health and safety programs, and we factor costs associated with compliance into our project bids and proposals.

We provide construction and construction management services at various project sites, and sometimes perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. We also handle small quantities of hazardous materials on occasion. Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental and health and safety laws and regulations, and some laws provide for joint and several strict liabilities for remediation of releases of hazardous substances.

Contaminants have been detected at some of the sites that we own and where we have worked as a contractor in the past, and we have incurred costs for the investigation and remediation of hazardous substances. However, we do not own the job sites

upon which we perform our work. We have pollution liability insurance coverage for such matters, and if applicable, we seek indemnification from customers to cover the risks associated with environmental remediation. Accordingly, we believe that our environmental liabilities are not material. In addition, we continually evaluate our compliance with all applicable environmental laws and regulations, and we believe that we are in substantial compliance with those laws and regulations.

Insurance and Bonding

All of our properties and equipment, as well as those of our joint ventures, are covered by insurance in amounts that we believe are consistent with our risk of loss and industry practice. Our wholly owned subsidiary, PCR Insurance Company, issues policies for default insurance for our subcontractors, automobile liability, general liability and workers' compensation insurance, allowing us to centralize our claims and risk management functions to reduce our insurance-related costs.

As a normal part of the construction business, we are often required to provide various types of surety bonds as an additional level of security for our performance. We also require many of our higher-risk subcontractors to provide surety bonds as security for payment of subcontractors and suppliers and to guarantee their performance. As an alternative to traditional surety bonds, we also have purchased subcontractor default insurance for certain construction projects to insure against the risk of subcontractor default.

Human Capital Resources

The foundation of our continuing success as a leading construction services business is our ability to attract and retain the industry's best talent by providing a culture of opportunity, development, accountability and empowerment. This understanding guides our approach to managing our human capital resources.

Employees. Our principal asset is our employees, many of whom have technical and professional backgrounds and undergraduate and/or advanced degrees. As of December 31, 2023, we had approximately 8,200 employees (including union employees), of which approximately 1,900 were salaried and 6,300 were hourly employees. The number of employees at any given time depends on the volume and types of active projects in progress, as well as our position within the lifecycle of those projects. We believe that we have strong relationships with our employees and that the quality and level of service that our employees deliver to our customers are among the highest in our industry.

Diversity and Inclusion. A diverse workforce provides a broader perspective on the challenges our customers look to us to solve. To excel as a business, we must continue to hire the best talent and secure the full participation and commitment of all employees. Our culture is to always treat people with respect, dignity and fairness. Historically, women have represented a small percentage of workers in the construction industry. This sometimes presents challenges, as well as opportunities, in attracting and recruiting women to our workforce. Women made up 11.1% of our U.S. workforce as of December 31, 2023, which is in line with the representation of women in the U.S. construction workforce at large of 10.8%, according to data from the U.S. Bureau of Labor Statistics ("BLS"). Racial and ethnic minorities represented about half of our U.S. construction workforce as of December 31, 2023, which is generally in line with BLS data.

Union Workforce. We are signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations, as a union contractor. These agreements cover all necessary union crafts and are subject to various renewal dates. As of December 31, 2023, our workforce included a total of approximately 3,600 union employees. Estimated amounts for wage escalation related to the expiration of union contracts are included in our bids on various projects; accordingly, the expiration of any union contract in the next year is not expected to have any material impact on us. During the past several years, we have not experienced any significant work stoppages caused by our union employees.

Talent Recruitment, Training and Retention. Our business relies upon an adequate supply of management, supervisory and field personnel. Recruiting, training and retaining key personnel have been and will remain primary goals of our human capital initiatives. Through the use of management information systems, on-the-job training and educational seminars, employees are trained to understand the importance of project execution. We place a strong emphasis on training employees in accurate and comprehensive project estimating, project management and project cost control. As is common in our industry, we experience some recurring employee turnover each year, which we believe is comparable to the industry average. Historically, we have successfully attracted and retained sufficient numbers of personnel, including union personnel, to support our operational needs. We strive to ensure a fully competent project management team that includes long-term successors to our current project leaders by investing significant resources to build strong and highly competent project managers. We regularly hire construction management and engineering staff, including interns and recent graduates, and provide them with engaging projects and development programs. On the occasion when we have a need for senior project executives, the broad professional network of our leadership team often provides strong candidates to fill those needs. We also utilize internal and external

recruiting specialists to help fill our open job positions. To support retention and motivation of our top talent, we provide very competitive compensation, which may include performance incentives.

Workplace Safety. We place a strong emphasis on the safety of our employees, our customers and the public. Accordingly, we conduct extensive safety training programs that have allowed us to maintain a high safety level at our worksites. All newly hired employees that will be working at project job sites undergo an initial safety orientation, and for certain types of projects or processes we conduct specific hazard training programs. Our project supervisors regularly conduct on-site safety meetings, and our safety managers make random site safety inspections and perform daily assessments. In addition, operational employees are required to complete an OSHA 30-hour training program and project-specific courses on various safety topics. Moreover, we promote a culture of safety by encouraging employees to recognize, immediately correct and report all unsafe conditions. To underscore the importance of safety, a portion of annual performance bonus compensation for certain executive management is directly linked to the achievement of a key safety metric. Our strong overall safety performance also helps to reduce our insurance-related costs.

Available Information

Our investor website address is http://investors.tutorperini.com. In the "Financial Reports" portion of our investor website, under the subsection "SEC Filings," you may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports. These reports, and any amendments to them, are made available on our website as soon as reasonably practicable after we electronically file them with the Securities and Exchange Commission ("SEC").

ITEM 1A. RISK FACTORS

We are subject to a number of known and unknown risks and uncertainties that could have a material adverse effect on our operations. Set forth below, and elsewhere in this report, are descriptions of the material risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our Business and Operations

We are involved in a significant number of legal proceedings which, if determined unfavorable to us, could adversely affect our financial results and/or cash flows, harm our reputation and/or preclude us from bidding on future projects. We also may invest significant working capital on projects while legal proceedings are being settled.

We are involved in various lawsuits, including the legal proceedings described under Note 8 of the Notes to Consolidated Financial Statements. Litigation is inherently uncertain, and it is not possible to accurately predict what the final outcome will be of any legal proceeding. We must make certain assumptions and rely on estimates, which are inherently subject to risks and uncertainties, regarding potential outcomes of legal proceedings in order to determine an appropriate contingent liability and charge to income. Any adverse legal proceeding outcome or settlement that is materially different from our expectations and estimates could have a material adverse effect on our financial condition, results of operations and cash flows. This may include requiring us to record an expense or reduce revenue that we previously recorded based on our expectations or estimates, requiring us to pay damages or reducing cash collections that we had expected to receive. For example, in April 2023, we received an adverse decision from the U.S. Court of Appeals for the Second Circuit involving a long-standing dispute on a completed mixed-use project in New York, which resulted in a non-cash charge of $83.6 million. In addition, any future adverse judgments could harm our reputation and preclude us from bidding on future projects.

We may bring claims against project owners for additional cost exceeding the contract price or for amounts not included in the original contract price. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims has had and could continue to have a material adverse effect on our liquidity and financial results and could result in further legal proceedings.

If we are unable to accurately estimate contract risks, revenue or costs, economic factors such as inflation, the timing of new awards, or the pace of project execution, we may incur a loss or achieve lower than anticipated profit.

Accounting for contract-related revenue and costs requires management to make significant estimates and assumptions that may change substantially throughout the project lifecycle, which has previously resulted, and in the future could result, in a material impact to our consolidated financial statements. In addition, cost overruns, including unanticipated cost increases on fixed price contracts and guaranteed maximum price contracts, have previously resulted, and in the future may result, in lower profits or

losses. Economic factors, including inflation, have also previously subjected us, and could in the future subject us, to higher costs, which we may not be able to fully recover in future projects that we are bidding, and may also decrease profit on our existing contracts, in particular with respect to our fixed price, unit price and guaranteed maximum price contracts. Changes in laws, policies or regulations, including tariffs and taxes, have previously impacted, and in the future could impact, the prices for materials or equipment. Further, our results of operations have historically fluctuated, and may continue to fluctuate, quarterly and annually depending on when new awards occur and the commencement and progress of work on projects already awarded.

Competition for new project awards is intense, and our failure to compete effectively could reduce our market share and profits.

New project awards are determined through either a competitive bid basis or on a negotiated basis. Projects may be awarded based solely upon price, but often take into account other factors, such as technical qualifications, proposed project team, schedule and past performance on similar projects. Within our industry, we compete with many international, regional and local construction firms. If we are unable to compete successfully in such markets, our relative market share and profits could be reduced.

Our contracts often require us to perform extra work beyond the initial project scope, which can result in disputes or claims and adversely affect our working capital, profits and cash flows.

Our contracts often require us to perform extra work beyond the initial project scope as directed by the customer even if the customer has not agreed in advance on the scope and/or price of the work to be performed. This process has resulted and in the future could result in disputes or claims over whether the work performed is beyond the scope of work directed by the customer and/or exceeds the price the customer is willing to pay for the work performed, which has resulted in significant cash flow constraints in the past. To the extent we do not recover our costs for this work or there are delays in the recovery of these costs, whether as a result of an unfavorable outcome in a litigation or arbitration or as a result of a settlement in which we agree to accept less than we had expected, our working capital, profits and cash flows have been and could continue to be adversely impacted.

Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

In preparing our financial statements, we are required under generally accepted accounting principles in the United States ("GAAP") to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Areas requiring significant estimates by our management include, but are not limited to:

- recognition of contract revenue, costs, profits or losses in applying the principles of revenue accounting;
- recognition of revenue related to project incentives or awards we expect to receive;
- recognition of recoveries under unapproved change orders or claims;
- estimated amounts for expected project losses, warranty costs, contract closeout or other costs;
- collectability of billed and unbilled accounts receivable;
- asset valuations;
- income tax provisions and related valuation allowances;
- determination of expense and potential liabilities under pension and other post-retirement benefit programs; and
- accruals for other estimated liabilities, including litigation and insurance reserves.

Our actual business and financial results could differ from our estimates of such results. These differences, including those which have resulted, and in the future could result, from unfavorable litigation or arbitration outcomes and settlements in which we agree to accept less than previously estimated amounts, have had and could continue to have a material adverse impact on our financial condition and reported results of operations. Our decision in 2022 to prioritize efforts to seek faster resolution of certain disputed matters, primarily in the Specialty Contractors segment in New York, and convert related balances to cash more quickly has resulted, and may in the future result, in other situations where amounts that we collect are lower than estimated amounts, even in cases where our estimates have taken into account the recent shift in our operational priorities.

A significant slowdown or decline in economic conditions, such as those presented during a recession, could adversely affect our operations.

A significant decline in economic conditions, such as those presented during a recession, in any of the markets we serve or uncertainty regarding the economic outlook has resulted and in the future could result in a decline in demand for infrastructure projects and commercial building developments. In addition, instability in the financial and credit markets has negatively impacted and in the future could negatively impact our customers' ability to pay us on a timely basis, or at all, for work on

projects already under construction, has caused and in the future could cause our customers to delay or cancel construction projects in our backlog and could create difficulties for customers to obtain adequate financing to fund new construction projects. Such consequences have had and in the future could continue to have an adverse impact on our operating results. Lastly, we are more susceptible to adverse economic conditions in New York and California, as a significant portion of our operations are concentrated in those states.

The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

Many of our contracts are subject to specific completion schedule requirements. Failure to meet contractual schedule requirements has subjected us, and in the future could subject us, to liquidated damages, liability for our customer's actual cost arising out of our delay and damage to our reputation.

We require substantial personnel, including construction and project managers and specialty subcontractor resources, to execute and perform on our contracts in backlog. The successful execution of our business strategies is also dependent upon our ability to attract and retain our key officers, as well as adequately plan for their succession.

Our ability to execute and perform on our contracts in backlog depends in large part upon our ability to hire and retain highly skilled personnel, including project and construction management and trade labor resources, such as carpenters, masons and other skilled workers. In the event we are unable to attract, hire and retain the requisite personnel and subcontractors necessary to execute and perform on our contracts in backlog, we may experience delays in completing projects in accordance with project schedules or an increase in expected costs, both of which could have a material adverse effect on our financial results, our reputation and our relationships. In addition, if we lack the personnel and specialty subcontractors necessary to perform on our current contract backlog, we may find it necessary to curtail our pursuit of new projects. A significant, rapid growth in our backlog has led, and could continue to lead, to situations in which labor resources become constrained.

The execution of our business strategies also substantially depends on our ability to retain several key members of our management. Losing any of these individuals could adversely affect our business. The majority of these key individuals are not bound by employment agreements. Volatility or lack of positive performance in our stock price may adversely affect our ability to retain key individuals to whom we have provided share-based compensation. We have experienced changes in senior management in the past. Our long-time Chairman and CEO has agreed to transition to the role of Executive Chairman at the end of 2024, and we will have a new CEO. Changes in management, including as a result of succession or voluntary or involuntary termination, including as a result of retirement, death or disability, could adversely affect our business and financial results, particularly if we are not able to identify, engage, and retain qualified successors or if our business, customers, or employees do not respond positively to such changes.

Systems and information technology interruption and breaches in data security and/or privacy could adversely impact our ability to operate and negatively impact our operating results.

We rely on computer, information and communication technology and other related systems, some of which are hosted by third-party providers, for various business processes and activities, including project management, accounting, financial reporting and business development. These systems are subject to interruptions or damage by a variety of factors including, but not limited to, cyber-attacks, natural disasters, power loss, telecommunications failures, acts of war, computer viruses, email phishing, obsolescence and physical damage. Such interruptions can result in a loss of critical data, a delay in operations, damage to our reputation or an unintentional disclosure of customer confidential or personally identifiable information, any of which could have a material adverse impact on us and our consolidated financial statements.

Cybersecurity risks include potential attacks on both our information technology infrastructure and those of third parties (both on premises and in the cloud) attempting to gain unauthorized access to our confidential or other proprietary information, classified information, or information relating to our employees, customers and other third parties. We dedicate considerable attention and resources to the safeguarding of our information technology systems. Nevertheless, due to the evolving nature, persistence, sophistication and volume of cyber-attacks, we may not be successful in defending our systems against all such attacks. Consequently, we have engaged, and may again need to engage, significant resources to remediate the impact of, or further mitigate the risk of, such an attack. Any successful cyber-attack can result in the criminal, or otherwise illegitimate use of, confidential data, including our data or third-party data for which we have the responsibility for safekeeping. Additionally, such an attack could have a material adverse impact on our operations, reputation and financial results.

In addition, various privacy and security laws and regulations requiring us to protect sensitive and confidential information from disclosure continue to evolve and pose increasingly complex compliance challenges. Compliance with evolving data privacy laws and regulations may cause us to incur additional costs, and any violation could result in damage to our reputation

and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data, which could have a material adverse impact on our financial results.

Our international operations expose us to economic, political, regulatory and other risks, as well as uncertainty related to U.S. government funding, which could adversely affect our revenue and earnings.

For the year ended December 31, 2023, we derived $442.3 million of revenue from our work on projects located outside of the United States. Our international operations expose us to risks inherent in doing business in certain hostile regions outside the United States, including political risks; risks of loss due to acts of war; unstable economic, financial and market conditions; potential incompatibility with foreign subcontractors and vendors; foreign currency controls and fluctuations; trade restrictions; economic and trade sanctions; logistical challenges; variations in taxes; and changes in labor conditions, labor strikes and difficulties in staffing and managing international operations. Failure to successfully manage risks associated with our international operations could result in higher operating costs than anticipated or could delay or limit our ability to generate revenue and income from construction operations in key international markets.

The U.S. federal government has approved various spending bills for the construction of defense- and diplomacy-related projects and has allocated significant funds to the defense of U.S. interests around the world from the threat of terrorism. The federal government has also approved funds for development in conjunction with the relocation of military personnel into Guam. However, federal government funding levels for construction projects in the Middle East have decreased significantly over the past several years as the U.S. government has reduced the number of military troops and support personnel in the region. As a result, we have seen a decrease in the number and size of federal government projects available to us in this region. Any decrease in U.S. federal government funding for projects in Guam or in other U.S. Territories or countries in which we are pursuing work may result in project delays or cancellations, which could reduce our revenue and earnings.

The level of federal, state and local government spending for infrastructure and other public projects could adversely affect the number of projects available to us in the future.

The civil construction and public-works building markets are dependent on the amount of work funded by various government agencies, which depends on many factors, including the condition of the existing infrastructure and buildings; the need for new or expanded infrastructure and buildings; and federal, state and local government spending levels. As a result, our future operating results could be negatively impacted by any decrease in demand for public projects or decrease or delay in government funding (even with the passage of the BIL), which could result from a variety of factors, including extended government shutdowns, delays in the sale of voter-approved bonds, budget shortfalls, credit rating downgrades or long-term impairment in the ability of state and local governments to raise capital in the municipal bond market.

Weather conditions and other events outside our control can significantly affect our revenue and profitability.

Inclement weather conditions, such as significant storms and unusual temperatures, as well as natural or man-made disasters or other catastrophic events, can impact or prevent our ability to perform work. These conditions and events have caused, and may in the future cause, delays or terminations and increases in project costs, resulting in variability in our revenue and profitability.

We may not fully realize the revenue value reported in our backlog due to cancellations or reductions in scope.

As of December 31, 2023, our backlog of uncompleted construction work was approximately $10.2 billion. The revenue currently projected in our backlog may not be fully realized and, in some cases, if realized, may not result in profits or may be less profitable than expected. The cancellation or reduction in scope of significant projects included in our backlog could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to risks related to government contracts and related procurement regulations.

Our contracts with U.S. federal, as well as state, local and foreign, government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance. We are subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contract, refunding or suspending of payments, forfeiture of profits, payment of fines and suspension or debarment from future government business. In addition, most of these contracts provide for termination or renegotiation by the government at any time, without cause, which could have an adverse effect on our business and operations. The percentage of our business coming from government entities has continued to increase in recent years, and as of December 31, 2023 accounted for nearly 90% of our backlog. As a result, the risks of adverse consequences related to government contracting and procurement are increasingly fundamental to our business.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures by our partners.

As part of our business, we enter into joint venture arrangements typically to jointly bid on and execute particular projects, thereby reducing our risk profile while enhancing execution capabilities and increasing surety bonding capacity. Success on these joint projects depends in large part on whether our joint venture partners satisfy their contractual obligations and comply with all applicable regulatory requirements. Generally, we and our joint venture partners are jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Further, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation, reduce our profit on a project or, in some cases, result in a loss.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, there is no assurance that our policies and procedures will protect us from circumstances or actions that could result in possible criminal penalties or other sanctions, including contract cancellations or debarment, and harm to our reputation, any of which could have a material adverse impact on our business, financial condition, and results of operations.

Public health crises, such as COVID-19, have adversely impacted, and could in the future adversely impact, our business, financial condition and results of operations.

Pandemics, epidemics or other public health crises can adversely impact our business or the business of our suppliers, subcontractors or customers. For example, particularly in 2020 and 2021, COVID-19 created volatility, uncertainty and economic disruption for the Company, our customers, subcontractors and suppliers, and the markets in which we do business, and certain of the impacts of this disruption have continued. COVID-19 also caused delays in certain bidding activities and contract awards, particularly for large civil projects, which adversely affected both our revenue and our backlog. We also faced substantial postponements and other delays in legal proceedings and settlement discussions where we have claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. Consequently, our ability to resolve and recover on these types of claims has been and may continue to be delayed, which may adversely affect our liquidity and financial results.

While the adverse effects of COVID-19 have largely subsided, should future public health crises occur, this could have a further adverse impact on our business, financial condition and results of operations. Further, any future volatile economic conditions resulting from public health crises could also aggravate or heighten the risks posed by other risk factors that we have identified in this Annual Report on Form 10-K, which in turn could materially and adversely affect our business, financial condition and results of operations.

Physical and regulatory risks related to climate change could have a material adverse impact on our business, financial condition and results of operations.

As a business that builds new infrastructure and improves existing infrastructure for customers around the world, physical risks related to climate change, such as rising sea levels and temperatures, severe storms, and energy and technological disruptions, could cause delays and increases in project costs, resulting in variability in our revenue and profitability, as well as potentially adverse impacts to our operating results and financial condition. In addition, growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas emissions and climate change issues. Legislation to regulate greenhouse gas emissions has periodically been introduced in the U.S. Congress and in the legislatures of various states in which we operate, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the impact of these gases and possible means for their regulation. Such policy changes, including any enactment of increasingly stringent emissions or other environmental regulations, could increase the costs of projects for us and for our clients and, in some cases, delay or even prevent a project from going forward, thereby potentially reducing demand for our services. Consequently, this could result in a material adverse impact on our business.

In connection with mergers and acquisitions, we have recorded goodwill and other intangible assets that could become impaired and adversely affect our operating results. Assessing whether impairment has occurred requires us to make significant judgments and assumptions about the future, which are inherently subject to risks and uncertainties, and if actual events turn out to be materially less favorable than the judgments we make and the assumptions we use, we may be required to record impairment charges in the future.

We had $255.6 million of goodwill and indefinite-lived intangible assets recorded on our Consolidated Balance Sheet as of December 31, 2023. We assess these assets for impairment annually, or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective, require significant judgment and involve highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material adverse impact on our consolidated financial statements. We have, in the past, recorded significant asset impairment charges and could have additional such charges in the future.

<u>Risks Related to Our Capital Structure</u>

As a result of the "spring-forward" maturity provision in our Revolver and Term Loan B facility, we will need to repay, refinance, or obtain amendments or waivers with respect to some or all of our substantial outstanding indebtedness. If we are unsuccessful, the maturity of our Revolver and Term Loan B facility will accelerate, and a failure to repay then-outstanding amounts would cause us to be in default, which would materially and adversely affect our business and our financial condition.

Under the terms of our 2020 Credit Agreement, as amended, if any of the 2017 Senior Notes are outstanding on January 30, 2025 (which is 91 days prior to the maturity of the 2017 Senior Notes), the maturity date of 10.2% of the outstanding Term Loan B principal and any amounts outstanding under the Revolver would accelerate to January 30, 2025, and the commitments available under the Revolver would be reduced to zero on January 30, 2025. The maturity of the remaining 89.8% of the outstanding Term Loan B principal would accelerate to April 21, 2025 (which is 10 days prior to the maturity of the 2017 Senior Notes), if any of the 2017 Senior Notes are outstanding as of this date. We refer to this as the "spring-forward maturity" provision of our 2020 Credit Agreement. Absent the applicability of the spring-forward maturity provision, the maturity date of the Term Loan B is August 18, 2027 and of the Revolver is August 18, 2025.

As a result of the spring-forward maturity provision, after January 30, 2024, any outstanding indebtedness under the Revolver and 10.2% of outstanding indebtedness under the Term Loan B will be reclassified as current indebtedness. After April 21, 2024, the remaining 89.8% of outstanding indebtedness under the Term Loan B will be reclassified as current indebtedness. We will need to repay, refinance, or obtain amendments or waivers with respect to our indebtedness related to the 2020 Credit Agreement and/or the 2017 Senior Notes before the January 30, 2025 and, if applicable, April 21, 2025 acceleration dates.

While our cash collections have improved significantly since 2021 and are expected to remain strong, we do not currently have available cash and borrowings sufficient to repay the 2017 Senior Notes, which have an outstanding balance of $500.0 million as of December 31, 2023. If we are unable to pay off or refinance the 2017 Senior Notes prior to the above-mentioned acceleration dates, or to otherwise address the acceleration of outstanding indebtedness under our 2020 Credit Agreement due to the spring-forward maturity provision, our liquidity, business, operations and financial condition will be materially and adversely affected. In this event, we may not have sufficient funds available for timely repayment of our indebtedness, and we may not have the ability to borrow or obtain sufficient funds to replace the indebtedness on terms acceptable to us, or at all, in which case an event of default would occur under our 2020 Credit Agreement. We are working to refinance the 2017 Senior Notes and anticipate that we will complete a refinancing transaction by the end of April 2024, although there can be no assurance that we will be able to complete a refinancing on terms that we consider acceptable. We expect the terms of any refinanced debt to include interest rates that are higher than those of our current issuances under the 2017 Senior Notes.

An inability to obtain bonding could have a negative impact on our operations and results.

We are often required to provide surety bonds securing our performance under our contracts. Our ability to obtain surety bonds primarily depends on our working capital, past performance, capitalization, credit rating, management expertise, overall capacity of the surety market and other factors. If we are unable to obtain reasonably priced surety bonds in the future, it could

significantly affect our ability to be awarded new contracts and could, consequently, have a material adverse effect on our business, results of operations and financial condition.

We have a substantial amount of indebtedness with restrictive covenants which could adversely affect our financial position and prevent us from fulfilling our obligations under our debt agreements, especially in a high interest rate environment.

We currently have, and expect to continue to have, a substantial amount of indebtedness. As of December 31, 2023, our total debt was $899.7 million, with $117.4 million classified as current debt. A significant amount of debt under our credit agreement contains financial covenants, including one covenant to maintain a maximum First Lien Net Leverage Ratio (as defined in the 2020 Credit Agreement (as defined below)), which has required us to obtain two amendments, the First Amendment, dated as of October 31, 2022 and the Second Amendment, dated as of March 10, 2023, to the 2020 Credit Agreement in order to remain in compliance with this covenant. There is a risk that we may need to seek further amendments to this covenant or other covenants in the future should our operating results or financial condition differ materially from our projections. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in the agreements governing our indebtedness, an event of default could occur, causing the debt related to such agreements to become immediately due. If such acceleration occurs, we may not be able to repay such indebtedness as required. Since indebtedness under our credit agreement entered into on August 18, 2020 (as amended, the "2020 Credit Agreement") with BMO Harris Bank N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and other lenders is secured by substantially all of our assets, acceleration of this debt could result in foreclosure of those assets and a negative impact on our operations. In addition, a failure to meet the terms of our 2020 Credit Agreement could result in a reduction of future borrowing capacity or additional restrictions under the 2020 Credit Agreement that could negatively impact our liquidity and financial condition. A loss of liquidity could adversely impact our ability to execute projects in our backlog, obtain new projects, engage subcontractors, and attract and retain key employees. Furthermore, we had approximately $373.5 million of outstanding borrowings at December 31, 2023 with variable interest rates. Higher market interest rates could also negatively impact our liquidity and financial condition.

Downgrades in our credit ratings could have a material adverse effect on our business and financial condition.

The credit ratings assigned to us and our debt are subject to ongoing evaluation by credit rating agencies and could change based upon, among other things, our results of operations and financial condition. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could have a material adverse effect on our costs and availability of capital, which could in turn have a material adverse effect on our financial condition, results of operations, cash flows and our ability to satisfy our debt service obligations. Negative changes in our credit ratings could also result in more stringent covenants and higher interest rates with regard to any new or refinanced debt.

Risk Related to Our Stock Ownership

Our chairman and chief executive officer could exert influence over the Company due to his position and significant ownership interest.

As of December 31, 2023, our chairman and chief executive officer, Ronald N. Tutor, and three trusts controlled by Mr. Tutor (the "Tutor Group") owned approximately 14% of the outstanding shares of our common stock. Additionally, one of our current directors was appointed by Mr. Tutor pursuant to Mr. Tutor's right to nominate one member to our Board of Directors, so long as the Tutor Group owns at least 11.25% of the outstanding shares of our common stock. Accordingly, Mr. Tutor could exert influence over the outcome of a range of corporate matters, including the election of directors and the approval or rejection of other extraordinary transactions, such as a takeover attempt or sale of the Company or its assets.

General Risk Factor

The market price of our common stock may fluctuate significantly, which could result in substantial losses for stockholders and subject us to litigation.

The market price of our common stock has been, and in the future may be, subject to significant fluctuations due to numerous factors, including but not limited to the risks described in this *Risk Factors* section. These factors may materially harm the market price of our common stock and potentially expose us to securities class-action litigation, which, even if unsuccessful, could result in substantial costs and divert management's attention and resources from our business and have a material adverse effect on our financial condition, results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Governance

Cybersecurity and risks related to our information technology ("IT") are an important focus of our Board of Directors' risk oversight. Our Board of Directors, with assistance from the Audit Committee, oversees the Company's enterprise risk management process, which includes cybersecurity risk management. The Audit Committee, a member of which holds a Certificate in Cyber Risk Governance and a Qualified Risk Director designation from the DCRO Institute, receives regular reports from our Chief Information Officer ("CIO"), along with members of senior management, on the identification and status of cybersecurity risks and management.

Our IT and cybersecurity programs are managed by our CIO, who reports to the President. Our CIO has over 35 years of experience in managing IT and cybersecurity. We also have a dedicated Chief Information Security Officer ("CISO"), who reports to the CIO and has overall responsibility for establishing our enterprise-wide cybersecurity strategy, standards, architecture, processes and procedures, and policies. Our CISO has over 25 years of experience in IT and cybersecurity. The Company has adopted incident response plan procedures for assessing and escalating cybersecurity incidents to various response teams that include the CISO, the CIO and other senior management, as necessary.

Cybersecurity Risk Management and Strategy

We have established various policies, processes, and technologies to aid in our efforts to assess, identify, manage, and mitigate material risks posed by cybersecurity threats, including, among other things:

- Our CISO and IT teams continuously monitor our systems and perform an annual cybersecurity risk assessment;
- We have implemented a proactive incident response and management plan generally aligned with the National Institute of Standards and Technology (NIST), with annual plan testing and training for employees involved in the response process;
- Annual penetration tests are performed by a third party and any notable findings are included in remediation plans;
- We engage with key industry partners and threat intelligence services, including assessors, consultants and other industry third parties to evaluate our cybersecurity risk management and incident response plans and processes;
- All employees, contractors and temporary workers are required to review and acknowledge our acceptable use policies, which include sections on information and cybersecurity practices and policies;
- Employees are regularly engaged in cybersecurity awareness campaigns, anti-phishing tests, and mandatory training as needed;
- We address third-party cybersecurity risks through interviews and third-party independent assessment reports;
- We maintain cybersecurity insurance coverage as part of our overall insurance portfolio; and
- In conformity with customer requirements, we require proof that subcontractors complete relevant cybersecurity education and awareness training prior to being awarded a subcontract.

We are not aware of any risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, our Company, business strategy, or financial results, and we have not experienced any cybersecurity incidents that have had a material adverse impact on our operations or financial results. See Item 1A. *Risk Factors* for a discussion of cybersecurity risks.

ITEM 2. PROPERTIES

We have office facilities and equipment yards in the following locations, which we believe are suitable and adequate for our current needs:

Offices	Owned or Leased by Tutor Perini	Business Segment(s)
Los Angeles (Sylmar), CA	Owned & Leased	Corporate, Civil & Specialty Contractors
Barrigada, Guam	Owned	Civil
Black River Falls, WI	Owned	Civil
Evansville, IN	Owned	Civil
Fort Lauderdale, FL	Leased	Building & Specialty Contractors
Framingham, MA	Owned	Building
Gulfport, MS	Owned	Building
Henderson, NV	Owned	Building & Specialty Contractors
Houston, TX	Owned	Specialty Contractors
Jessup, MD	Owned	Civil
Menlo Park, CA	Leased	Building
Mount Vernon, NY	Leased	Specialty Contractors
New Rochelle, NY	Owned	Civil
Ozone Park, NY	Owned	Specialty Contractors

Equipment Yards	Owned or Leased by Tutor Perini	Business Segment(s)
Black River Falls, WI	Owned	Civil
Evansville, IN	Owned	Civil
Fontana, CA	Leased	Civil
Hilbert, WI	Owned	Civil
Rosemount, MN	Owned	Civil
Stockton, CA	Owned	Building
Waukesha, WI	Owned	Civil

ITEM 3. LEGAL PROCEEDINGS

Legal proceedings are discussed in Note 8 of the Notes to Consolidated Financial Statements and are incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires domestic mine operators to disclose violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the "Mine Act") by the federal Mine Safety and Health Administration. We do not own or operate any mines; however, we may be considered a mine operator as defined under the Mine Act because we provide construction services to customers in the mining industry. Accordingly, we provide information regarding mine safety violations and other mining regulation matters in Exhibit 95 to this Form 10-K.


PART II.


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "TPC."

Holders

At February 22, 2024, there were 298 holders of record of our common stock, including holders of record on behalf of an indeterminate number of beneficial owners.

Dividends and Issuer Purchases of Equity Securities

We did not repurchase any of our common stock during the fourth quarter of 2023. We have not historically paid dividends on our common stock and have no immediate plans to do so.

Issuance of Unregistered Securities

None.

Performance Graph

The following graph compares the cumulative five-year total return to shareholders on our common stock relative to the cumulative total returns of the NYSE Composite Index and the Dow Jones U.S. Heavy Construction Index. We selected the Dow Jones U.S. Heavy Construction Index because we believe the index reflects the market conditions within the industry in which we primarily operate. The comparison of total return on investment, defined as the change in year-end stock price plus reinvested dividends, for each of the periods assumes that $100 was invested on December 31, 2018 in each of our common stock, the NYSE Composite Index and the Dow Jones U.S. Heavy Construction Index, with investment weighted on the basis of market capitalization.

The comparisons in the following graph are based on historical data and are not intended to forecast the possible future performance of our common stock.



COMPARISON OF CUMULATIVE TOTAL RETURN

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in Item 15. *Exhibits and Financial Statement Schedules* in this Annual Report. This discussion contains forward-looking statements, which involve risks and uncertainties. For cautions about relying on such forward-looking statements, please refer to the section entitled *Forward-Looking Statements* at the beginning of this Annual Report immediately prior to Item 1. Our actual results

could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in Item 1A. *Risk Factors* and elsewhere in this Annual Report.

Comparison of 2022 to 2021 Results

For a discussion comparing our 2022 results to our 2021 results, refer to Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 15, 2023.

Executive Overview

COVID-19 Update

During 2020 and 2021, COVID-19 caused shut-downs or significant reductions in the operations of various courts and arbitrations, which hindered the Company's ability to resolve disputes related to unapproved work and resulted in the need for the Company to temporarily fund certain project costs that historically would have been promptly negotiated, billed to and collected from customers. This negative impact from the pandemic lessened in 2022 and remained low in 2023, with certain previously delayed disputes finally resolved and other settlement conferences and trials progressing or scheduled to be addressed soon. Consequently, the Company has made and expects to continue to make substantial progress in the resolution of various disputes in 2024 and 2025.

Through the latter part of 2021, the pandemic also significantly delayed the bidding and awarding of various large prospective civil projects, which affected the volume and timing of our new awards. The follow-on impact was a substantial but temporary reduction in our backlog, revenue and income from construction operations over the past three years. For example, the Company's consolidated backlog had been near a record level at $11.2 billion as of December 31, 2019, just prior to the onset of COVID-19, but declined in each subsequent year through 2022, and was $7.9 billion as of December 31, 2022, a 29% decrease compared to the end of 2019. Similarly, revenue declined from $5.3 billion in 2020 to $3.8 billion and $3.9 billion in 2022 and 2023, respectively, though there were other factors that contributed to the revenue decline since 2020 as discussed below. The current impacts of the pandemic on new project awards have lessened, as evidenced by the recent strong growth in the Company's backlog to $10.2 billion as of December 31, 2023, due primarily to new awards in 2023, the largest of which was the $2.95 billion Brooklyn Jail project. However, the follow-on impact from delayed project bids and large contract awards has continued to have a negative impact on our revenue and profitability. In addition, many of our state and local government customers' revenue sources were negatively impacted by the pandemic due to a reduction of commuter and business travel. Despite improved commuter and business travel conditions, the significant revenue reductions experienced by these customers have, in some cases, continued to adversely impact their timely payment to the Company for amounts due, although these impacts moderated in 2023.

Operating Results

Consolidated revenue for 2023 was $3.9 billion, up slightly compared to $3.8 billion for 2022. Higher revenue in the Civil and Building segments was offset by lower revenue in the Specialty Contractors segment, as discussed in more detail below in Results of Segment Operations. In addition, customer budgetary constraints previously induced by COVID-19, combined with certain political and other factors, resulted in the Company not being awarded certain Civil segment projects over the last few years totaling more than $10.0 billion despite having been the low or preferred bidder. Not being awarded these projects also impacted revenue for both 2022 and 2023, and most of these projects are now expected to be re-bid in 2024. Furthermore, the Company was unsuccessful in its pursuit of certain large prospective Civil segment projects in the second half of 2021, which also unfavorably impacted revenue in 2022 and 2023.

Loss from construction operations for 2023 was $114.6 million compared to $204.8 million for 2022. In 2022, the Company implemented changes to its business strategy, primarily with respect to collections and operations in its Specialty Contractors segment in New York. These changes were implemented in response to COVID-19's negative impacts on the Company's net working capital, cash collections, and liquidity, as discussed above, the Company's desire to reduce its legal expenses and allow management to focus more on the successful execution of projects and on growing the business, and in consideration of certain unfavorable legal judgments and decisions in recent years and the possibility that future litigation and arbitration, particularly in New York, could have a similar negative impact. Specifically, in the latter part of 2022, management increasingly focused on expeditiously negotiating settlements of certain Specialty Contractors segment disputes in New York to accelerate the collection of cash and reduce the risk and uncertainty associated with continued lengthy and costly litigation, arbitration proceedings and settlement negotiations. In implementing this change in collections strategy, management concluded that significant concessions would be required in a number of disputes to facilitate settlements. Ultimately, the Company agreed to settle these disputes for amounts less than what had previously been estimated and might have been obtained if the disputes had been litigated to conclusion. This shift in collections strategy contributed to the significant decline in income from construction operations in 2022. In 2023, as dispute resolution processes progressed on certain projects (not just limited to the Specialty Contractors segment in New York), the Company continued to focus on expediting settlements, which contributed to the strong cash collections, but also to some of the loss from construction operations in 2023. The strong cash collections in 2023 enabled the Company to pay down certain debt, and the Company believes that its improved liquidity will be beneficial to its ability to refinance the 2017 Senior Notes (and possibly other outstanding indebtedness).

The reduced loss from construction operations in 2023 was primarily due to a lower amount of net unfavorable impacts in 2023 as compared to 2022, including: 1) certain adverse legal judgments or decisions that had net unfavorable impacts totaling $122.2 million in 2023 compared to $147.8 million in 2022; and 2) various settlements that had a net favorable impact of $8.4 million in 2023 compared to a net unfavorable impact of $85.4 million in 2022. The improvement was partially offset by higher net unfavorable impacts in 2023 related to various changes in estimates for project charges, net of positive impacts from improved productivity and efficiencies on certain projects, which had an aggregate net negative impact of $117.2 million in 2023 compared to $96.8 million in 2022. Also contributing to the change between 2023 and 2022 were temporary aggregate negative project adjustments of $79.2 million in 2023 compared to $119.7 million in 2022 due to increases in unapproved work on various projects, all of which are expected to reverse themselves over the remaining lives of the projects. The material project adjustments associated with these factors are discussed below.

Adverse legal judgments or decisions during 2023 included an adverse legal ruling on a completed mixed-use project in New York, which resulted in a non-cash charge of $83.6 million, of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment, and a $24.7 million non-cash charge that resulted from an adverse court ruling on a Specialty Contractors segment educational facilities project in New York.

Adverse legal judgments or decisions during 2022 included a $43.2 million non-cash impact related to the electrical component of a completed mass-transit project in New York in the Specialty Contractors segment, a $26.2 million unfavorable non-cash impact due to the reversal on appeal of a previously favorable lower-court ruling related to a completed Civil segment highway project in the Northeast, a $25.5 million non-cash impact related to a completed Civil segment bridge project in New York, a $17.8 million non-cash impact associated with the partial reversal by an appellate court of previously awarded legal damages related to a completed electrical project in New York in the Specialty Contractors segment, an $11.3 million impact related to a Building segment hospitality project in Florida and a $10.0 million non-cash impact related to a Civil segment mass-transit project in New York.

Settlements during 2023 had a net favorable impact of $8.4 million, as discussed above, which included favorable adjustments totaling $58.1 million resulting from the settlement of change orders and changes in estimates due to improved performance on a Civil segment project on the West Coast. This favorable impact was mostly offset by the net unfavorable impacts from other settlements including the net unfavorable impact from a settlement that affected multiple components of a Civil segment mass-transit project in California. This settlement included the resolution of certain ongoing disputes and increased the expected profit from work to be performed in the future. The settlement resulted in an unfavorable non-cash adjustment of $23.2 million to one component of the project that is nearing completion, partially offset by a favorable adjustment of $8.8 million on the other component of the project that has substantial scope of work remaining. The net unfavorable impact in 2023 from these two adjustments is expected to be mitigated by the increased profit generated from future work on the project. Other settlements in 2023 included a $13.1 million unfavorable non-cash impact (split evenly between the Civil and Building segments) related to a completed transportation project in the Northeast, a $9.4 million unfavorable adjustment on a completed Specialty Contractors mass-transit project in California and the net unfavorable impact of various other settlements that were individually immaterial.

Settlements during 2022 had an aggregate net negative impact of $85.4 million, as noted above, which included unfavorable impacts related to certain Specialty Contractors segment projects in New York that collectively totaled $32.9 million, one of

which negatively impacted profitability by $11.3 million, with the remainder of the negative impacts in the Specialty Contractors segment composed of unfavorable settlements that were individually immaterial. Other settlements in 2022 included a $16.2 million unfavorable non-cash impact related to a long-disputed, completed Civil segment project in Maryland, a $13.4 million unfavorable non-cash impact (split evenly between the Civil and Building segments) related to a completed transportation project in the Northeast, an $11.6 million unfavorable non-cash impact related to a Civil segment mass-transit project in California, as well as the unfavorable impact of various other settlements that were individually immaterial, partially offset by a $12.7 million favorable impact related to a Civil segment bridge project in the Midwest.

Other significant project charges of $117.2 million in 2023 included $62.2 million of unfavorable non-cash adjustments due to changes in estimates on the electrical and mechanical scope of a transportation project in the Northeast associated with changes in the expected recovery on certain unapproved change orders resulting from ongoing negotiations; an unfavorable adjustment of $16.9 million on a Specialty Contractors segment multi-unit residential project in New York due to changes in estimates resulting from incremental costs to complete the project and ongoing negotiations on unapproved change orders; a $14.9 million unfavorable adjustment due to changes in estimates due to recent negotiations and incremental cost incurred during project closeout (split evenly between the Civil and Building segments) on the same completed transportation project in the Northeast discussed above; a $14.6 million unfavorable adjustment on a Building segment government building project in Florida primarily due to increased costs associated with an external subcontractor; unfavorable adjustments of $12.8 million on a completed Civil segment highway project in Virginia due to changes in estimates that resulted from progress in the dispute resolution process; and the net favorable impact of changes in estimates on various other projects that were individually immaterial. All of the project charges were due to changes in facts and circumstances that were identified in 2023.

Significant project charges in 2022 of $96.8 million included a $36.1 million charge due to unfavorable adjustments related to the unforeseen cost of project close-out issues, remediation work, extended project supervision and associated labor inefficiencies on the electrical (Specialty Contractors segment) component of a transportation project in the Northeast; an $18.0 million charge related to similar project close-out issues (split evenly between the Civil and Building segments) on the same transportation project in the Northeast; a $13.1 million charge due to inefficiencies and cost overruns on a Civil segment mass-transit project in California; and $11.1 million of charges related to close-out discussions for a mechanical project in New York in the Specialty Contractors segment, as well as the net unfavorable impact of changes in estimates on numerous other projects that were individually immaterial. In certain cases, the changes in facts and circumstances resulted in changes in estimates to the expected recoveries for certain disputed matters, which were identified as part of the implementation of a new collections strategy in the latter part of 2022 and were primarily related to the Specialty Contractors segment in New York. All of the project charges were due to changes in facts and circumstances that were identified in 2022.

Temporary aggregate negative project adjustments referred to above for 2023 of $79.2 million included a temporary unfavorable non-cash impact of $40.7 million resulting from the successful negotiation of significant lower margin (and lower risk) change orders on a Civil segment project on the West Coast. These approved change orders increased the project's overall estimated profit but reduced the project's percentage of completion and overall margin percentage. This temporary reduction to earnings is expected to reverse itself over the remaining life of the project. The remaining amount of temporary negative project adjustments were individually immaterial and were due to growth in unapproved change orders on various projects that reduced the projects' percentage of completion and profit margin, which are also expected to reverse over the remaining lives of the projects.

The 2022 temporary aggregate negative project adjustments of $119.7 million referred to above included a temporary unfavorable non-cash impact of $38.8 million resulting from the successful negotiation of significant lower margin (and lower risk) change orders on the same Civil segment project on the West Coast. These approved change orders increased the project's overall estimated profit but reduced the project's percentage of completion and overall margin percentage. As indicated above, this temporary reduction to earnings is expected to reverse itself over the remaining life of the project. The remaining amount of temporary negative project adjustments was due to growth in unapproved change orders on various projects that reduced the projects' percentage of completion and profit margin, which are also expected to reverse over the remaining lives of the projects. The largest portion of this remaining amount was a $10.1 million temporary unfavorable impact on the electrical (Specialty Contractors segment) component of a transportation project in the Northeast.

The effective income tax rate for 2023 was 30.1% compared to 28.1% for 2022. See *Corporate, Tax and Other Matters* below for a discussion of the change in the effective tax rate.

Diluted loss per common share for 2023 was $3.30 compared to diluted loss per common share of $4.09 for 2022. The change in 2023 was primarily due to the factors discussed above that led to the change in loss from construction operations.

Consolidated new awards in 2023 were $6.1 billion compared to $3.5 billion in 2022. The Building and Civil segments were the primary contributors to the new award activity in 2023. Significant new awards and contract adjustments in 2023 included

the $2.95 billion Brooklyn Jail project in New York; $788 million of additional funding for certain mass-transit projects in California; $287 million of additional funding for two large health care projects in California; a $222 million military facilities project at Tinian International Airport in the Commonwealth of the Northern Mariana Islands; and $127 million of additional funding for a mass-transit project in Minnesota.

Consolidated backlog as of December 31, 2023 was $10.2 billion, up 28% compared to $7.9 billion as of December 31, 2022. As of December 31, 2023, the mix of backlog by segment was 42% for Civil, 41% for Building and 17% for Specialty Contractors, compared to 56% for Civil, 28% for Building and 16% for Specialty Contractors at the end of 2022.

Most projects in the Civil segment's backlog typically convert to revenue over a period of three to five years and in the Building and Specialty Contractors segments over a period of one to three years. We estimate that approximately $4 billion, or approximately 40%, of our backlog as of December 31, 2023 will be recognized as revenue in 2024.

The following table presents the changes in backlog in 2023:

(in millions)	Backlog at December 31, 2022	New Awards in 2023[a]	Revenue Recognized in 2023	Backlog at December 31, 2023[b]
Civil	$ 4,416.3	$ 1,708.2	$ (1,883.9)	$ 4,240.6
Building	2,223.6	3,256.4	(1,302.5)	4,177.5
Specialty Contractors	1,289.2	1,144.9	(693.8)	1,740.3
Total	$ 7,929.1	$ 6,109.5	$ (3,880.2)	$ 10,158.4

(a) New awards consist of the original contract price of projects added to our backlog plus or minus subsequent changes to the estimated total contract price of existing contracts.

(b) Backlog may differ from the transaction prices allocated to the remaining performance obligations as disclosed in Note 2 of the Notes to Consolidated Financial Statements. Such differences relate to the timing of executing a formal contract or receiving a notice to proceed. More specifically, backlog may include awards for which a contract has not yet been executed or a notice to proceed has not been issued, but for which there are no remaining major uncertainties that we will proceed with our work on the project (e.g., adequate funding is in place, we have received a notice of intent to award a contract, etc.).

The outlook for the Company's revenue growth over the next several years remains favorable. However, revenue growth could be hampered by unanticipated project delays or the timing of project bids, awards, commencements, ramp-up activities and completions. We anticipate that we will continue to win our share of significant new project awards resulting from long-term, well-funded capital spending plans by state, local and federal customers, as well as limited competition for some of the largest project opportunities.

In elections over the past decade, voters in 44 states have approved 85% of nearly 3,000 state and local ballot measures, raising an estimated $342 billion in new and renewed revenue funding for transportation investments. The largest of these was in Los Angeles County, where Measure M, a half-cent sales tax increase, was approved in 2016 and is expected to generate $120 billion of funding over 40 years. Funding from this measure is supporting and is expected to continue to support several of the Company's current and prospective projects. Despite numerous increases since March 2022, interest rates are still at levels that we believe are conducive to continued spending on certain types of projects that have strong end-market demand with adequate available funding, such as mass transit, transportation, bridges, and health care, educational, and correctional and detention facilities, among others. Many economists believe that interest rates will begin falling sometime during 2024. Lower interest rates would likely support additional demand for continued infrastructure spending. In contrast, should interest rates climb further, they could reach levels that may negatively impact demand, especially for certain types of Building segment projects that tend to be more economically sensitive, such as commercial offices and tenant improvement projects.

The BIL was enacted into law in November 2021, and provides for $1.2 trillion of federal infrastructure funding, including $550 billion in new spending for improvements to the country's surface-transportation network and enhancements to core infrastructure. The law initiated the largest federal investment in public transit ever, the single largest dedicated bridge investment since the construction of the interstate highway system and the largest federal investment in passenger rail since the creation of Amtrak, all in addition to providing for regular annual spending for numerous infrastructure projects. This significant incremental funding is anticipated to be spent over the next 10 years, and much of it is allocated for investment in end markets that are directly aligned with the Company's market focus. Accordingly, the Company believes that this significant level of sustained, incremental funding has benefited, and will continue to favorably impact, the Company's current work and prospective opportunities over the next decade.

For a more detailed discussion of operating performance of each business segment, corporate general and administrative expenses and other items, see *Results of Segment Operations*, *Corporate, Tax and Other Matters* and *Liquidity and Capital Resources* below.

Results of Segment Operations

The results of our Civil, Building and Specialty Contractors segments are discussed below:

Civil Segment

Revenue and income from construction operations for the Civil segment are summarized as follows:

(in millions)	Year Ended December 31,	
	2023	2022
Revenue	$ 1,883.9	$ 1,734.9
Income from construction operations	198.6	21.1

Revenue for 2023 increased 9% compared to 2022, primarily due to the absence of certain prior-year unfavorable adjustments, as further discussed below, partially offset by the unfavorable impacts in 2023 from various project adjustments, also discussed below. In addition, revenue growth was also impacted by increased project execution activities on a mass-transit project in California and various projects in Guam and the Northern Mariana Islands, largely offset by reduced project execution activities on the tunneling portion of another mass-transit project in California that is substantially complete. Revenue for both years was also adversely impacted by the follow-on impacts of COVID-19, which delayed bidding activities and awards of certain new projects during 2020 and much of 2021 and continued to negatively impact revenue for both 2022 and 2023. Furthermore, revenue for both periods was adversely impacted by certain projects totaling more than $10.0 billion for which the Company was the low or preferred bidder but no contract was awarded over the last few years due to COVID-19-induced customer budget constraints, as well as the Company's lack of success in its pursuit of certain large prospective Civil segment projects in the second half of 2021.

Income from construction operations for 2023 increased $177.5 million compared to 2022. The change was favorably impacted by current-year net favorable adjustments totaling $19.0 million for a project on the West Coast, primarily resulting from the favorable impact of $58.1 million on the settlement of change orders and changes in estimates due to improved performance, partially offset by a temporary unfavorable non-cash impact of $40.7 million resulting from the successful negotiation of significant lower margin (and lower risk) change orders which increased the project's overall estimated profit but reduced the project's percentage of completion and overall margin percentage. The change was also favorably impacted by contributions from higher volume from this project and the other projects discussed in the paragraph above. Also contributing to the favorable change was the absence of significant prior-year unfavorable adjustments including the temporary unfavorable impact of $38.8 million resulting from the successful negotiation of significant lower margin (and lower risk) change orders on the same project on the West Coast (where the temporary reduction to earnings is expected to reverse itself over the remaining life of the project); the $26.2 million unfavorable non-cash impact related to a completed highway project in the Northeast due to the reversal on appeal of a previously favorable lower-court ruling; the $25.5 million unfavorable non-cash impact related to the adverse legal judgment on a dispute related to a completed bridge project in New York; the $16.2 million unfavorable non-cash impact related to the settlement of a long-disputed, completed project in Maryland; the $13.1 million charge due to inefficiencies and cost overruns and the unfavorable non-cash settlement impact of $11.6 million, both related to another mass-transit project in California; and the $10.0 million non-cash impact related to an unfavorable adjustment resulting from an adverse legal decision on a mass-transit project in the Northeast. These prior-year unfavorable impacts were partially offset by a prior-year favorable project close-out adjustment of $12.7 million on a bridge project in the Midwest. In addition, income from construction operations for both 2023 and 2022 was similarly unfavorably impacted by adjustments due to changes in estimates on the Civil segment's portion of a completed transportation project in the Northeast primarily due to the settlement of certain change orders, changes in estimates due to recent negotiations and incremental cost incurred during project closeout ($14.2 million in 2023 and $15.7 million in 2022).

The favorable changes in income from construction operations described above were partially offset by a settlement in 2023 that impacted multiple components of a mass-transit project in California. This settlement included the resolution of certain ongoing disputes and increased the expected profit from work to be performed in the future. The settlement resulted in an unfavorable non-cash adjustment of $23.2 million to one component of the project that is nearing completion, partially offset by a favorable adjustment of $8.8 million on the other component of the project that has substantial scope of work remaining. The net unfavorable impact in 2023 from these two adjustments is expected to be mitigated by the increased profit generated from future work on the project. The change in income from construction operations was also adversely impacted by unfavorable

adjustments of $12.8 million on a completed highway project in Virginia due to changes in estimates that resulted from progress in the dispute resolution process.

Operating margin was 10.5% for 2023 compared to 1.2% in 2022. The increase in operating margin for 2023 was primarily due to the factors discussed above that drove the increase in income from construction operations.

New awards in the Civil segment totaled $1.7 billion in 2023 compared to $1.6 billion in 2022. Significant new awards and contract adjustments in 2023 included $788 million of additional funding for certain mass-transit projects in California; a $222 million military facilities project at Tinian International Airport in the Commonwealth of the Northern Mariana Islands; and $127 million of additional funding for a mass-transit project in Minnesota.

New awards in 2022 included $466 million of additional funding for a mass-transit project in California; the $260 million Eagle Mountain - Woodfibre Gas Pipeline project in British Columbia, Canada; $118 million of additional funding for a mass-transit project in the Midwest; and several projects in Guam, including a $107 million military housing project, an $84 million wharf improvement project and two other military facilities projects valued at $73 million and $49 million.

Backlog for the Civil segment was $4.2 billion as of December 31, 2023, down slightly compared to $4.4 billion as of December 31, 2022. The segment continues to experience strong demand reflected in a large, multi-year pipeline of prospective projects, supported by substantial anticipated funding from various voter-approved transportation measures and the BIL, and by public agencies' long-term spending plans. The Civil segment is well-positioned to capture its share of these prospective projects.

Building Segment

Revenue and income (loss) from construction operations for the Building segment are summarized as follows:

(in millions)	Year Ended December 31,	
	2023	2022
Revenue	$ 1,302.5	$ 1,242.6
Income (loss) from construction operations	(91.2)	7.2

Revenue for 2023 increased 5% compared to 2022, with the growth driven by increased project execution activities on various projects in California and a detention facility project in New York, all with substantial scope of work remaining, mostly offset by the impact of the aforementioned unfavorable adjustment related to the adverse legal ruling on a completed mixed-use project in New York, and reduced project execution activities on substantially completed projects, including two commercial and industrial facilities in California and two hospitality and gaming projects in Arkansas and California. As discussed above in *Executive Overview*, revenue for both years was adversely impacted by the follow-on impacts of COVID-19, which delayed certain project bids and awards in 2020 and 2021.

Loss from construction operations for 2023 was $91.2 million compared to income from construction operations of $7.2 million for 2022. For 2023, the loss was primarily due to the aforementioned unfavorable adjustment related to the adverse legal ruling on a completed mixed-use project in New York that resulted in a non-cash, pre-tax charge of $83.6 million, of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment, and an unfavorable adjustment of $14.6 million on a government building project in Florida primarily due to increased costs associated with an external subcontractor. The impact of these unfavorable adjustments was partially offset by the absence of a prior-year unfavorable adjustment of $11.3 million related to an adverse legal decision on a hospitality project in Florida. In addition, income (loss) from construction operations for both 2023 and 2022 was similarly unfavorably impacted by adjustments due to changes in estimates on the Building segment's portion of the aforementioned completed transportation project in the Northeast primarily due to the settlement of certain change orders, changes in estimates due to recent negotiations and incremental cost incurred during project closeout ($14.2 million in 2023 and $15.7 million in 2022).

Operating margin was (7.0)% in 2023 compared to 0.6% in 2022. The decrease in operating margin was driven by the factors mentioned above that drove the lower revenue and income (loss) from construction operations.

New awards in the Building segment totaled $3.3 billion in 2023 compared to $1.2 billion in 2022. Significant new awards and contract adjustments in 2023 included the $2.95 billion Brooklyn Jail project in New York (which includes more than $630 million of electrical and mechanical subcontract work to be performed by the Specialty Contractors segment) and $287 million of additional funding for two large health care projects in California.

The proliferation of remote and hybrid work for many businesses that began during COVID-19, as well as weaker current economic conditions caused by inflation and higher interest rates, could continue to result in certain delayed or even canceled Building segment project opportunities, particularly in the commercial office end market. However, other Building segment end markets, such as correctional and detention facilities, health care, education, industrial/manufacturing, and hospitality and gaming, continue to show strong demand for new and renovated facilities.

New awards in 2022 included $211 million of additional funding for two educational facility projects in California; a $126 million military facility project in Puerto Rico; a $95 million educational facility project in California; an $85 million military housing project in Alaska; and a $78 million health care project in California.

Backlog for the Building segment was $4.2 billion as of December 31, 2023, up 88% compared to $2.2 billion as of December 31, 2022, with the increase largely driven by the award of the Brooklyn Jail project mentioned above. The Building segment continues to experience strong customer demand as reflected by a large volume of prospective projects across various end markets and geographic locations.

Specialty Contractors Segment

Revenue and loss from construction operations for the Specialty Contractors segment are summarized as follows:

(in millions)	Year Ended December 31,	
	2023	2022
Revenue	$ 693.8	$ 813.3
Loss from construction operations	(144.8)	(168.0)

Revenue for 2023 decreased 15% compared to 2022, principally due to reduced project execution activities on the electrical and mechanical components of a completed transportation project in the Northeast, as well as the aforementioned unfavorable non-cash adjustments due to changes in estimates on the electrical and mechanical scope of this same project associated with changes in the expected recovery on certain unapproved change orders resulting from ongoing negotiations and the adverse legal ruling on an educational facilities project in New York. The overall revenue decline was partially offset by the absence of prior-year unfavorable adjustments on the same transportation project in the Northeast, a prior-year unfavorable adjustment related to an adverse appellate court decision involving the electrical component of a completed mass-transit project in New York, as well as unfavorable adjustments on two separate mechanical projects in New York, discussed below. As discussed above in *Executive Overview*, operating results continue to be adversely impacted by the follow-on impacts of COVID-19, which delayed certain project bids and awards in 2020 and 2021, including projects that would have had considerable components of electrical and mechanical scope in the 2022 and 2023 periods had the projects been awarded and the Company won its share of such projects.

Loss from construction operations for 2023 was $144.8 million compared to $168.0 million for 2022, a decrease of $23.2 million. The reduced loss from construction operations was primarily due to the absence of certain prior-year unfavorable adjustments, mostly offset by unfavorable adjustments in 2023. The unfavorable prior-year adjustments included a $46.2 million unfavorable adjustment on the aforementioned transportation project in the Northeast related to the unforeseen cost of project close-out issues, remediation work, extended project supervision and associated labor inefficiencies; the $43.2 million non-cash impact from an unfavorable adjustment related to an adverse appellate court decision involving the electrical component of a completed mass-transit project in New York; a non-cash charge of $17.8 million that increased cost of operations associated with the partial reversal by an appellate court of previously awarded legal damages related to a completed electrical project in New York; the $11.3 million non-cash impact related to settlement negotiations on a mechanical project in New York; and the $11.1 million unfavorable non-cash adjustment related to another mechanical project in New York. The impact from the absence of these prior-year adjustments was mostly offset by unfavorable adjustments in 2023 including $62.2 million of unfavorable non-cash adjustments due to changes in estimates on the electrical and mechanical scope of the above-mentioned completed transportation project in the Northeast associated with changes in the expected recovery on certain unapproved change orders resulting from ongoing negotiations; a non-cash charge of $24.7 million on the educational facilities project in New York that resulted from an adverse court ruling; an unfavorable adjustment of $16.9 million on a multi-unit residential project in New York due to changes in estimates resulting from incremental costs to complete the project and ongoing negotiations on unapproved change orders; and a $9.4 million unfavorable adjustment due to a settlement on a completed mass-transit project in California.

Operating margin was (20.9)% in 2023 compared to (20.7)% in 2022. The change in operating margin was mainly attributable to the aforementioned factors that drove the lower loss from construction operations in 2023.

New awards in the Specialty Contractors segment totaled $1.1 billion in 2023 compared to $729.3 million in 2022. The most significant new awards in 2023 included more than $630 million of electrical and mechanical subcontract work to be performed on the Brooklyn Jail project in New York; a $67 million communications systems integration project in New York; and the Central District Wastewater Treatment Plant electrical project in Florida, valued at more than $40 million.

Backlog for the Specialty Contractors segment was $1.7 billion as of December 31, 2023, up 35% compared to $1.3 billion as of December 31, 2022, with the increase largely driven by the significant amount of subcontract work booked as part of the Brooklyn Jail project mentioned above. The Specialty Contractors segment continues to be primarily focused on servicing the Company's current and prospective large Civil and Building segment projects, particularly in the Northeast and California. The segment remains well-positioned to capture its share of new projects, leveraging the size and scale of our business units that operate in New York, Texas, Florida and California and the strong reputation held by these business units for high-quality work on large, complex projects.

Corporate, Tax and Other Matters

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $75.2 million in 2023 compared to $62.2 million in 2022. The increase in corporate general and administrative expenses in 2023 compared to 2022 was primarily due to higher compensation-related expenses including certain employee separation costs and higher salaries associated with additional headcount primarily due to transfers of employees to the corporate group, as well as increased outside professional fees.

Other Income, Net, Interest Expense and Income Tax Benefit

(in millions)	Year Ended December 31,	
	2023	2022
Other income, net	$ 17.2	$ 6.7
Interest expense	(85.2)	(69.6)
Income tax benefit	55.0	75.1

Other income, net increased by $10.5 million in 2023 compared to 2022 primarily due to a gain on sale of property in 2023.

Interest expense increased $15.6 million in 2023 compared to 2022. The increase in 2023 compared to 2022 was substantially due to higher interest rates on the Term Loan B and the Revolver, as discussed below in *Liquidity and Capital Resources*.

The effective income tax rate was 30.1% for 2023 compared to 28.1% for 2022. The items that caused a higher effective tax rate in 2023 as compared to 2022 were primarily higher earnings attributable to noncontrolling interests (for which income taxes are not the responsibility of the Company), partially offset by lower state income taxes (net of the federal tax benefit). For a further discussion of income taxes, refer to Note 5 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity is provided by available cash and cash equivalents, cash generated from operations, credit facilities and access to capital markets. We have a committed line of credit totaling $175 million, which may be used for revolving loans, letters of credit and/or general purposes. We believe that cash generated from operations, along with our unused credit capacity of $175 million and available cash balances as of December 31, 2023, will be sufficient to fund working capital needs and debt maturities for the next 12 months and beyond, as discussed further in *Debt* below. We generated a record operating cash flow in 2023 which was greater than the previous record set in 2022, as discussed below in *Cash and Working Capital*. We expect strong operating cash flow to continue in 2024, based on projected cash collections, both from project execution activities and the resolution of additional outstanding claims and unapproved change orders, including COVID-19-related cost recoveries from certain customers. We expect to benefit from the utilization of net operating loss carryforwards to reduce our cash outflows for income taxes.

Cash and Working Capital

Cash and cash equivalents were $380.6 million as of December 31, 2023 compared to $259.4 million as of December 31, 2022. Cash immediately available for general corporate purposes was $145.1 million and $47.7 million as of December 31, 2023 and 2022, respectively, with the remainder being amounts held by our consolidated joint ventures and also our proportionate share of cash held by our unconsolidated joint ventures. Cash held by our joint ventures is available only for joint venture-related uses, including distributions to joint venture partners. In addition, our restricted cash and restricted investments totaled

$144.4 million as of December 31, 2023 compared to $106.0 million as of December 31, 2022. Restricted cash and restricted investments at December 31, 2023 were primarily held to secure insurance-related contingent obligations and deposits.

During the year ended December 31, 2023, net cash provided by operating activities was $308.5 million, compared to $207.0 million in 2022, representing an increase of $101.5 million. The operating cash flow for 2023 was the largest result for any year since the merger between Tutor-Saliba Corporation and Perini Corporation in 2008, exceeding the previous record achieved in 2022. The record operating cash flow in 2023 was primarily due to a decrease in investments in project working capital partially offset by cash utilized by earnings sources. The decrease in investments in project working capital was primarily due to improved collection activity, as reflected by a decrease in costs and estimated earnings in excess of billings and accounts receivable, and an increase in billings in excess of costs and estimated earnings ("BIE"). During the year ended December 31, 2022, net cash provided by operating activities was $207.0 million primarily due to a decrease in investments in project working capital partially offset by cash utilized by earnings sources. The decrease in investments in project working capital was primarily due to improved collection activity, as reflected by a decrease in accounts receivable and an increase in BIE.

As noted above, cash flow from operating activities increased $101.5 million when comparing 2023 with 2022. The increase was primarily driven by higher collections in 2023 compared to 2022, as well as a larger decrease in investments in working capital in 2023 compared to the prior year. Both periods generated significant cash from decreased investments in working capital as collection activities were strong in both 2023 and 2022, which included the positive impacts of collections associated with previously disputed matters.

During 2023, net cash used in investing activities was $78.2 million, which was primarily due to the acquisition of property and equipment (i.e., capital expenditures), which totaled $53.0 million, as well as net cash used in investment transactions of $35.4 million, partially offset by proceeds from the sale of property and equipment of $10.1 million. During 2022, net cash used in investing activities was $65.6 million, which was primarily due to the acquisition of property and equipment of $59.8 million, as well as net cash used in investment transactions of $14.5 million, partially offset by proceeds from the sale of property and equipment of $8.6 million.

During 2023, net cash used in financing activities was $109.4 million, which was primarily driven by net repayment of borrowings of $61.7 million and $46.5 million of cash distributions to noncontrolling interests, partially offset by $2.0 million of cash contributions from noncontrolling interests. During 2022, net cash used in financing activities was $78.9 million, which was primarily driven by net repayment of borrowings of $38.3 million and $47.4 million of cash distributions to noncontrolling interests, partially offset by $8.7 million of cash contributions from noncontrolling interests.

As of December 31, 2023, we had working capital of $1.4 billion, a ratio of current assets to current liabilities of 1.66 and a ratio of debt to equity of 0.70 compared to working capital of $1.7 billion, a ratio of current assets to current liabilities of 1.87 and a ratio of debt to equity of 0.66 at December 31, 2022.

Debt

Summarized below are the key terms of our debt as of December 31, 2023. For additional information, refer to Note 7 of the Notes to Consolidated Financial Statements, as applicable.

2020 Credit Agreement

On August 18, 2020, the Company entered into a credit agreement (the "2020 Credit Agreement") with BMO Harris Bank N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and other lenders. The 2020 Credit Agreement provides for a $425.0 million term loan B facility (the "Term Loan B") and a $175.0 million revolving credit facility (the "Revolver"), with sub-limits for the issuance of letters of credit and swing line loans up to the aggregate amounts of $75.0 million and $10.0 million, respectively.

Subject to certain exceptions, at any time prior to maturity, the 2020 Credit Agreement provides the Company with the right to increase the commitments under the Revolver and/or to establish one or more term loan facilities in an aggregate amount up to (i) the greater of $173.5 million and 50% LTM EBITDA (as defined in the 2020 Credit Agreement) plus (ii) additional amounts if (A) in the case of pari passu first lien secured indebtedness, the First Lien Net Leverage Ratio (as defined in the 2020 Credit Agreement) does not exceed 1.35:1.00, (B) in the case of junior lien secured indebtedness, the Total Net Leverage Ratio, as defined in the 2020 Credit Agreement (which is 5.95:1.00 for the year ended December 31, 2023), does not exceed 3.50:1.00, and (C) in the case of unsecured indebtedness, (x) the Total Net Leverage Ratio does not exceed 3.50:1.00 or (y) the Fixed Charge Coverage Ratio (as defined in the 2020 Credit Agreement) is no less than 2.00:1.00. The balances of indebtedness used in the calculations of the First Lien Net Leverage Ratio and the Total Net Leverage Ratio include offsets for cash and cash equivalents available for general corporate purposes.

The Term Loan B will mature on August 18, 2027, except that if any of the 2017 Senior Notes (defined below) remain outstanding beyond future dates specified below, the maturity of certain amounts of the Term Loan B will be accelerated ("spring-forward maturity"). As amended on December 20, 2023, the spring-forward maturity provisions are as follows: (i) if, on January 30, 2025, any of the 2017 Senior Notes remain outstanding, the maturity date for one tranche of the Term Loan B (representing 10.2% of the principal balance) shall be January 30, 2025 (which is 91 days prior to the maturity of the 2017 Senior Notes) and (ii) if on April 21, 2025, any of the 2017 Senior Notes remain outstanding, the maturity date for another tranche of the Term Loan B (representing 89.8% of the principal balance) shall be April 21, 2025 (which is 10 days prior to the maturity of the 2017 Senior Notes), subject to certain further exceptions. The Revolver will mature on August 18, 2025, unless any of the 2017 Senior Notes are outstanding on January 30, 2025, in which case any extensions of credit under the Revolver will mature and the commitments available under the Revolver will be reduced to zero, in each case, on January 30, 2025, subject to certain further exceptions.

The Company is working to refinance the 2017 Senior Notes and anticipates that it will complete a refinancing transaction by the end of April 2024. The Company expects the terms of any refinanced debt to include interest rates that are higher than those of its current issuances under the 2017 Senior Notes. The Company's strong operating cash flow in 2023 and continuing robust cash collections in early 2024 have enabled it to begin utilizing some of its accumulated cash for debt reduction, as discussed below.

The 2020 Credit Agreement requires the Company to make prepayments on the Term Loan B in connection with certain asset sales, receipts of insurance proceeds, incurrences of certain indebtedness and annual excess cash flow (in each case, subject to certain customary exceptions). At December 31, 2023 and 2022, current maturities of long-term debt in the accompanying Consolidated Balance Sheets included $91.0 million and $44.0 million, respectively, of principal on the Term Loan B, relating to the mandatory prepayment provision of the 2020 Credit Agreement in respect of annual excess cash flow. The $91.0 million principal prepayment, which was due by the first week of April 2024, was paid in February 2024, and the $44.0 million principal prepayment was made in April 2023. After the February 2024 prepayment, the Company still has significant cash available, which is anticipated to be used for further debt reduction in conjunction with the expected refinancing.

Borrowings under the 2020 Credit Agreement bear interest at variable rates, which have increased since the latter part of 2022 due to changes in market conditions that resulted in increases in the Secured Overnight Financing Rate ("SOFR") (and the London Interbank Offered Rate ("LIBOR") prior to the transition to SOFR), in the case of the Term Loan B, and the administrative agent's prime lending rate, in the case of the Revolver. Effective May 2, 2023, the 2020 Credit Agreement was amended to transition the Company's original LIBOR option in respect of the Term Loan B to Adjusted Term SOFR. The average borrowing rates on the Term Loan B and the Revolver for the year ended December 31, 2023 were approximately 10.1% and 11.8%, respectively. At December 31, 2023, the borrowing rates on the Term Loan B and the Revolver were 10.2% and 12.3%, respectively. For more information regarding the terms of our 2020 Credit Agreement, refer to Note 7 of the Notes to Consolidated Financial Statements.

The table below presents our actual and required First Lien Net Leverage Ratio under the 2020 Credit Agreement for the period, which is calculated on a rolling four-quarter basis:

	Trailing Four Fiscal Quarters Ended December 31, 2023	
	Actual	Required
First Lien Net Leverage Ratio	2.07 to 1.00	< or = 2.25 : 1.00

On October 31, 2022, the 2020 Credit Agreement was amended to increase the maximum First Lien Net Leverage Ratio covenant level for certain fiscal quarters. On March 10, 2023, the 2020 Credit Agreement was further amended to set the maximum First Lien Net Leverage Ratio covenant level to 3.50:1.00, effective the fiscal quarter ended December 31, 2022, and

increasing to 3.75:1.00 for the fiscal quarter ending March 31, 2023 and subsequently stepping down to 3.00:1.00 for the fiscal quarter ending June 30, 2023, 2.50:1.00 for the fiscal quarter ending September 30, 2023 and 2.25:1.00 for the fiscal quarter ending December 31, 2023 and each fiscal quarter thereafter. As of December 31, 2023, we were in compliance and expect to continue to be in compliance with the covenants under the 2020 Credit Agreement.

2017 Senior Notes

On April 20, 2017, the Company issued $500 million in aggregate principal amount of 6.875% Senior Notes due May 1, 2025 (the "2017 Senior Notes") in a private placement offering. Interest on the 2017 Senior Notes is payable in arrears semi-annually in May and November of each year, beginning in November 2017.

Equipment Financing and Mortgages

The Company has certain loans entered into for the purchase of specific property, plant and equipment and secured by the assets purchased. The aggregate balance of equipment financing loans was approximately $26.4 million and $37.0 million at December 31, 2023 and 2022, respectively, with interest rates ranging from 2.54% to 7.32% with equal monthly installment payments over periods up to 5 years. The aggregate balance of mortgage loans was approximately $8.4 million and $11.6 million at December 31, 2023 and 2022, respectively, with interest rates ranging from a fixed 2.25% to SOFR plus 2.00% and monthly installment payments over periods up to 10 years.

Contractual Obligations

Our contractual obligations and commitments as of December 31, 2023 include:

- Debt obligations of $910.7 million (of which $117.4 million are due in 2024) and interest payments of $151.3 million (of which $66.4 million are due in 2024) based on rates in effect as of December 31, 2023. See Note 7 of the Notes to Consolidated Financial Statements for further detail of our debt and the timing of expected future principal and interest payments.

- Operating lease obligations of $97.2 million (of which $12.0 million are due in 2024). See Note 9 of the Notes to Consolidated Financial Statements for further detail of our lease obligations and the timing of expected future payments.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. The preparation of the Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available through the date of the issuance of the financial statements; accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of the Consolidated Financial Statements apply to the following critical accounting policies:

Method of Accounting for Contracts — Contract revenue is recognized over time using the cost-to-cost method which measures progress towards completion based on the ratio of contract costs incurred to date compared to total estimated costs for each performance obligation. The estimates used in accounting for contracts with customers require judgment and assumptions regarding both future events and the evaluation of contingencies such as the impact of change orders, liability claims, other contract disputes, the achievement of contractual performance standards and potential variances in project schedule and costs. Changes to the total estimated contract cost, either due to unexpected events or revisions to management's initial estimates, for a given project are recognized in the period in which they are determined.

In certain instances, we provide guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees could result in unrealized incentive fees and/or liquidated damages. In addition, depending on the type of contract, unexpected increases in contract cost may be unrecoverable, resulting in total cost exceeding revenue realized from the projects. The Company generally provides limited warranties for work performed, with warranty periods typically extending for a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred.

Claims arising from construction contracts have been made against the Company by customers, and the Company has made claims against customers for costs incurred in excess of current contract provisions. The Company recognizes revenue for claims as variable consideration in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts*

with Customers ("ASC 606"). Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Estimated amounts are only included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for variable consideration have been satisfied.

See *Executive Overview* and *Results of Segment Operations* sections for further discussion and quantification of material charges related to changes in estimates resulting from legal judgments or decisions, settlements and other project charges.

Construction Joint Ventures — Certain contracts are executed through joint ventures. The arrangements are often formed for the execution of single contracts or projects and allow the Company to share risks and secure specialty skills required for project execution.

In accordance with ASC 810, *Consolidation* ("ASC 810") the Company assesses its joint ventures at inception to determine if any meet the qualifications of a variable interest entity ("VIE"). The Company considers a joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, the Company reassesses its initial determination of whether the joint venture is a VIE.

The Company also evaluates whether it is the primary beneficiary of each VIE and consolidates the VIE if the Company has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining whether it qualifies as the primary beneficiary. The Company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. When the Company is determined to be the primary beneficiary, the VIE is consolidated. In accordance with ASC 810, management's assessment of whether the Company is the primary beneficiary of a VIE is performed continuously.

For construction joint ventures that do not need to be fully consolidated but qualify for the equity method of accounting, the Company accounts for its interest in the joint ventures using the proportionate consolidation method, whereby the Company's proportionate share of the joint ventures' assets, liabilities, revenue and cost of operations are included in the appropriate classifications in the Company's consolidated financial statements. Intercompany balances and transactions are eliminated. See Note 1(b) and Note 13 of the Notes to Consolidated Financial Statements for additional discussion regarding VIEs.

Recoverability of Goodwill — Goodwill represents the excess of amounts paid over the fair value of net assets acquired from an acquisition. In order to determine the amount of goodwill resulting from an acquisition, we perform an assessment to determine the value of the acquired company's tangible and identifiable intangible assets and liabilities. In our assessment, we determine whether identifiable intangible assets exist, which typically include backlog, customer relationships and trade names.

We test goodwill for impairment annually as of October 1 of each year. This test requires us to estimate the fair value of each reporting unit carrying goodwill using income and market approaches, and to compare the calculated fair value of each reporting unit to its carrying value, which is equal to the reporting unit's net assets. If the calculated fair value of a reporting unit is less than its carrying value, we recognize an impairment charge equal to the difference.

The impairment evaluation process requires assumptions that are subject to a high degree of judgment such as revenue growth rates, profitability levels, discount rates, industry market multiples and weighted-average cost of capital. Changes in these assumptions would impact the results of our impairment tests.

During interim periods, including those subsequent to the Company's October 1 annual test date, we evaluate events and circumstances, including, but not limited to, an examination of macroeconomic conditions, cost factors, overall financial performance by each reporting unit, other relevant entity-specific events, and trends in the stock prices of our Company and

peers to determine if such factors indicate that it is likely that the goodwill for one or more of our reporting units is impaired, thus warranting the performance of a quantitative impairment test sooner than the fourth quarter of the year.

During the fourth quarter of 2023, we conducted our annual goodwill impairment test and determined that goodwill was not impaired since the estimated fair value of the Civil reporting unit exceeded its net book value by a significant amount. However, there is a risk of goodwill impairment if future events are less favorable than what we assumed or estimated in our impairment analysis.

The Company has considered relevant events and circumstances since the annual goodwill impairment test, including, but not limited to, an examination of macroeconomic conditions, industry and market conditions, cost factors, overall financial performance by each reporting unit, other relevant entity-specific events, and trends in the stock prices of the Company and its peers. In considering the totality of qualitative factors known as of the reporting date, we determined that no triggering events occurred or circumstances changed since our October 1, 2023 annual test that would more likely than not reduce the fair value of the Civil reporting unit below its carrying amount. We will continue to monitor events occurring or circumstances changing which may suggest that goodwill should be reevaluated. These events and circumstances include, but are not limited to, changes in the overall financial performance of the Civil reporting unit and other quantitative and qualitative factors specific to the Civil reporting unit which indicate potential triggering events that would more likely than not reduce the fair value of the Civil reporting unit below its carrying amount.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not enter into derivative financial instruments for trading, speculation or other purposes that would expose the Company to market risk. In the normal course of business, our results of operations are exposed to certain market risks, primarily associated with fluctuations in interest rates. Borrowings under our 2020 Credit Agreement and certain other debt obligations have variable interest rates subject to interest rate risk. See Note 7 of the Notes to Consolidated Financial Statements for further discussion of our 2020 Credit Agreement. We had approximately $373.5 million and $422.4 million of borrowings with variable interest rates as of December 31, 2023 and 2022, respectively. If short-term floating interest rates on these borrowings were to change by 0.50% and our variable indebtedness were to remain unchanged, interest expense would increase or decrease by approximately $1.9 million for the next twelve months.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements are set forth in Item 15 in this Annual Report on Form 10-K and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures — An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act, as of December 31, 2023 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules. Our disclosure controls and procedures are designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting — Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f). In designing and evaluating our system of internal control over financial reporting, we recognize that inherent limitations exist in any control system no matter how well designed and operated, and we can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In making this assessment, management utilized the criteria issued in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment,

management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2023.

Changes in Internal Control over Financial Reporting — There were no changes in our internal control over financial reporting for the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tutor Perini Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tutor Perini Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 28, 2024

ITEM 9B. OTHER INFORMATION

Trading Plans

During the quarter ended December 31, 2023, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2023 under the sections entitled *Board of Directors*, *Information About the Board of Directors, Corporate Governance* and *Executive Officers*.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Ethics is posted on our website located at http://investors.tutorperini.com/corporate-governance/overview/default.aspx. We intend to disclose future amendments to certain provisions of the Code of Business Conduct and Ethics, and waivers of the Code of Business Conduct and Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2023 under the sections entitled *Executive Officers*, *Compensation Discussion and Analysis, Executive Compensation, Pay Versus Performance, CEO Pay Ratio Disclosure* and *Director Compensation*.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information for 2023

As of December 31, 2023, the Company's share-based compensation plan had outstanding securities and securities available to be awarded as follows:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,682,894	$ 23.33	987,001
Equity compensation plans not approved by security holders	—	—	—
Total	2,682,894	$ 23.33	987,001

Additional information required by this Item 12 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2023 under the sections entitled *Ownership of Common Stock by Directors*, *Executive Officers* and *Principal Shareholders*.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2023 under the sections entitled *Information About the Board of Directors*, *Corporate Governance* and *Certain Relationships and Related Party Transactions*.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is hereby incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of 2023 under the section entitled *Fees Paid to Audit Firm*.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Tutor Perini Corporation and Subsidiaries

(a) List of Documents Filed as a Part of This Report.

1.   *Financial Statements:*
        Our Consolidated Balance Sheets as of December 31, 2023 and 2022 and our Consolidated Statements of Operations, Comprehensive Income (Loss), Cash Flows, and Changes in Equity for each of the three years in the period ended December 31, 2023 and the Notes thereto, together with the Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34) on those Consolidated Financial Statements are hereby filed as part of this Annual Report on Form 10-K, beginning on page F-1.

2.   *Financial Statement Schedules:*
        All consolidated financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements and in the Notes thereto.

3.   *Exhibits:*
        See exhibits listed under Part (b) below.

(b) Exhibits.

EXHIBIT INDEX

The following designated exhibits are, as indicated below, either filed herewith or have heretofore been filed with the SEC under the Securities Act or the Exchange Act and are referred to and incorporated herein by reference to such filings.

Exhibit 3.	Articles of Incorporation and By-laws
3.1	Amended and Restated Articles of Organization of Tutor Perini Corporation, as filed with the Secretary of the Commonwealth of Massachusetts on July 8, 2020 (incorporated by reference to Exhibit 3.1 to Form 10-Q filed on July 29, 2020).
3.2	Fourth Amended and Restated By-Laws of Tutor Perini Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed on March 10, 2023).
Exhibit 4.	Instruments Defining the Rights of Security Holders, Including Indentures
4.1	Shareholders Agreement, dated April 2, 2008, by and among Tutor Perini Corporation, Ronald N. Tutor and the shareholders of Tutor-Saliba Corporation signatory thereto (incorporated by reference to Exhibit 4.1 to Form 8-K filed on April 7, 2008).
4.2	Amendment No. 1 to the Shareholders Agreement, dated September 17, 2010, by and between Tutor Perini Corporation and Ronald N. Tutor, as shareholder representative (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 20, 2010).
4.3	Amendment No. 2 to the Shareholders Agreement, dated June 2, 2011, by and between Tutor Perini Corporation and Ronald N. Tutor, as shareholder representative (incorporated by reference to Exhibit 4.1 to Form 8-K filed on June 6, 2011).
4.4	Amendment No. 3 to the Shareholders Agreement, dated September 13, 2011, by and between Tutor Perini Corporation and Ronald N. Tutor, as shareholder representative (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 16, 2011).
4.5	Indenture, dated June 15, 2016, by and between Tutor Perini Corporation and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on June 16, 2016).
4.6	Indenture, dated April 20, 2017, among Tutor Perini Corporation, the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on April 25, 2017).
4.7	Description of Securities (incorporated by reference to Exhibit 4.7 to Form 10-K filed on February 24, 2021).
Exhibit 10.	Material Contracts
10.1	Credit Agreement, dated as of August 18, 2020, among Tutor Perini Corporation, BMO Harris Bank N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 19, 2020).
10.2	First Amendment to Credit Agreement, dated as of October 31, 2022 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 2, 2022).

10.3	Second Amendment to Credit Agreement, dated as of March 10, 2023 (incorporated by reference to Exhibit 10.33 to Form 10-K filed on March 15, 2023).
10.4	Third Amendment to Credit Agreement, dated as of May 2, 2023 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 4, 2023).
10.5	Fourth Amendment to Credit Agreement, dated as of December 20, 2023.
10.6	Commercial Lease Agreement, dated April 18, 2014, by and among Tutor Perini Corporation and Ronald N. Tutor (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 7, 2014).
10.7	Fontana Property Lease Agreement, dated April 18, 2014, by and among Tutor Perini Corporation and Kristra Investments, Ltd. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 7, 2014).
10.8	Assignment and Assumption Agreement, dated January 15, 2015, by and among Ronald N. Tutor and the Ronald N. Tutor Separate Property Trust (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 4, 2020).
10.9	Assignment and Assumption Agreement, dated March 3, 2015, by and among the Ronald N. Tutor Separate Property Trust and Kristra Investments, Ltd. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 4, 2020).
10.10	First Amendment to Commercial Lease Agreement, dated October 7, 2020, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.3 to Form 10-Q filed on November 4, 2020).
10.11	First Amendment to Fontana Property Lease Agreement, dated October 7, 2020, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.4 to Form 10-Q filed on November 4, 2020).
10.12	Second Amendment to Commercial Lease Agreement, dated December 28, 2020, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.14 to Form 10-K filed on February 24, 2021).
10.13	Second Amendment to Fontana Property Lease Agreement, dated December 28, 2020, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.15 to Form 10-K filed on February 24, 2021).
10.14	Third Amendment to Commercial Lease Agreement, dated February 19, 2021, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.16 to Form 10-K filed on February 24, 2021).
10.15	Third Amendment to Fontana Property Lease Agreement, dated February 19, 2021, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.17 to Form 10-K filed on February 24, 2021).
10.16	Fourth Amendment to Fontana Property Lease Agreement, dated November 7, 2022, by and among Tutor Perini Corporation and Aliaron Investments, Ltd. (incorporated by reference to Exhibit 10.20 to Form 10-K filed on March 15, 2023).
10.17*	2009 General Incentive Compensation Plan (incorporated by reference to Annex B to the Company's Definitive Proxy Statement on Schedule 14A filed on April 17, 2009).
10.18*	Amended and Restated Tutor Perini Corporation Long-Term Incentive Plan (as amended on October 2, 2014) (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A filed on October 2, 2014).
10.19*	Tutor Perini Corporation Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 26, 2017).
10.20*	Tutor Perini Corporation Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 25, 2018).
10.21*	First Amendment to Tutor Perini Corporation Omnibus Incentive Plan (as amended on March 10, 2021) (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 5, 2021).
10.22*	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 4, 2022).
10.23*	Form of Restricted Stock Unit Award Agreement with Guarantee (incorporated by reference to Exhibit 10.3 to Form 10-Q filed on May 4, 2022).
10.24*	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Form 10-Q filed on May 4, 2022).
10.25*	Form of Cash-Settled Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to Form 10-Q filed on May 4, 2022).
10.26*	Amended and Restated Employment Agreement, effective as of June 1, 2021, by and between Tutor Perini Corporation and Ronald N. Tutor (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 30, 2021).
10.27*	Employment Agreement, dated September 6, 2017, by and between Tutor Perini Corporation and Gary G. Smalley (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 8, 2017).

10.28*	Amended and Restated Employment Agreement, effective as of November 15, 2023, by and between Tutor Perini Corporation and Gary G. Smalley.
10.29*	Amended and Restated Employment Agreement, dated August 2, 2021, by and between Tutor Perini Corporation and Michael Smithson (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 4, 2022).
10.30*	Letter Agreement, dated January 23, 2023, by and between Tutor Perini Corporation and Ghassan Ariqat (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 4, 2023).
10.31*	Letter Agreement, effective as of November 15, 2023, by and between Tutor Perini Corporation and Ryan J. Soroka.
10.32*	Employment Offer Letter, dated June 12, 2018, by and between Tutor Perini Corporation and Wendy A. Hallgren (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 7, 2018).
10.33*	Separation Benefits Agreement, dated September 17, 2019, by and between Tutor Perini Corporation and Wendy A. Hallgren (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 20, 2019).
10.34*	Transition Services and Separation Agreement, dated June 30, 2023, by and between Tutor Perini Corporation and Wendy A. Hallgren (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 4, 2023).
10.35*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to Form S-1 (File No. 333-111338) filed on February 10, 2004).
Exhibit 21	Subsidiaries of Tutor Perini Corporation.
Exhibit 23	Consent of Independent Registered Public Accounting Firm.
Exhibit 24	Power of Attorney executed by members of the Company's Board of Directors allowing certain individuals to sign the Company's Form 10-K on their behalf.
Exhibit 31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 95	Mine Safety Disclosure.
Exhibit 97	Tutor Perini Corporation Officer Compensation Clawback Policy.
Exhibit 101.INS	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document.
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
Exhibit 104	Cover Page Interactive Data File - The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL (included as Exhibit 101).

_____
*   Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tutor Perini Corporation
(Registrant)

Date: February 28, 2024

By*:* */s/ Ryan J. Soroka*
Ryan J. Soroka
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
● **Principal Executive Officer and Director**		
/s/ Ronald N. Tutor		
Ronald N. Tutor	Chairman and Chief Executive Officer	February 28, 2024
● **Principal Financial Officer and Principal Accounting Officer**		
/s/ Ryan J. Soroka		
Ryan J. Soroka	Senior Vice President and Chief Financial Officer	February 28, 2024
● **Other Directors**		

Peter Arkley	)	
Jigisha Desai	)	
Sidney J. Feltenstein	)	
Michael R. Klein	)	*/s/ Ryan J. Soroka*
Robert C. Lieber	)	Ryan J. Soroka
Dennis D. Oklak	)	Attorney in Fact
Raymond R. Oneglia	)	
Dale A. Reiss	)	Dated: February 28, 2024

TUTOR PERINI CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tutor Perini Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tutor Perini Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue, Accounts Receivable, Contract Assets and Liabilities — Accounting for Construction Contracts – Refer to Notes 1, 3, 4, and 8 to the consolidated financial statements

Critical Audit Matter Description

The Company recognizes revenue for construction contracts over the contract term ("over time") as construction work progresses. The accounting for these contracts involves judgment, particularly as it relates to the process of determining total estimated revenue (transaction price) and estimating total costs to be incurred at contract completion. Costs of operations are typically recognized as incurred, and the Company's revenues, including estimated profits, are recorded proportionately as costs are incurred based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligations. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including the impact of change orders, claims, contract disputes and the achievement of contractual performance criteria, and award or other incentive fees are made during the contract performance period (collectively referred to as "variable consideration"). The Company estimates variable consideration at the most likely amount it expects to receive and includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Also, the Company often engages subcontractors, suppliers, or vendors, to provide underlying materials or services, or a combination of both. Judgment

is involved in determining estimated recoveries from disputes regarding performance under these contracts ("back charges"), which are a reduction in costs and are recorded as a receivable on the consolidated balance sheet.

Given the significant judgment necessary to account for the Company's construction contracts including the use of estimates, such as total estimated revenue, total costs to be incurred at contract completion, variable consideration and back charges, which are complex and subject to many variables, auditing the corresponding balances and related accounting estimates required extensive audit effort due to the complexity of these estimates, and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates and judgments included within the Company's total estimated revenues, total costs to be incurred at contract completion, variable consideration, and back charges included the following, among others:

- We tested the effectiveness of controls over revenues, including those over the determination of estimated costs at completion of the contract, total estimated revenue (including the estimated percentage of completion), variable consideration (including significant change orders and claims), and back charges.

- We selected a sample of construction contracts and performed the following:

  ◦ Compared the total estimated revenue (transaction price), including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  ◦ We evaluated the reasonableness of the estimated variable consideration by 1) evaluating the information supporting management's judgment as to the cause and contractual rights and 2) testing the accuracy of the identification of the underlying costs.

  ◦ Tested the accuracy and completeness of costs incurred to date.

  ◦ Evaluated the reasonableness of management's estimates of total cost and profit at completion for selected contracts by:

    - Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.

    - Comparing management's estimates to supporting documents for those estimates, when applicable.

    - Evaluating management's ability to accurately estimate total costs and profits at completion by comparing actual costs and profits to management's historical estimates for performance obligations that have been fulfilled.

    - Evaluating trends on changes in estimates and obtaining evidence on timing and amounts supporting these changes in estimates.

  ◦ Tested the mathematical accuracy of management's calculation of revenue recognized.

- We evaluated selected quarter over quarter changes in contract profit estimates by obtaining explanations from the Company's project managers regarding timing and amount and corroborating these inquiries by reading documents such as management work plans, customer communications, invoices, and supplier communications.

- Performed procedures on recorded back charges to evaluate the reasonableness of the estimated recovery by 1) evaluating the information supporting management's judgment as to the cause and contractual rights and 2) testing the accuracy of the identification of the underlying costs.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 28, 2024

We have served as the Company's auditor since 2002.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per common share amounts)	Year Ended December 31,		
	2023	2022	2021
REVENUE	$ 3,880,227	$ 3,790,755	$ 4,641,830
COST OF OPERATIONS	(3,739,603)	(3,761,143)	(4,175,439)
GROSS PROFIT	140,624	29,612	466,391
General and administrative expenses	(255,221)	(234,376)	(239,587)
INCOME (LOSS) FROM CONSTRUCTION OPERATIONS	(114,597)	(204,764)	226,804
Other income, net	17,200	6,732	2,004
Interest expense	(85,157)	(69,638)	(69,026)
INCOME (LOSS) BEFORE INCOME TAXES	(182,554)	(267,670)	159,782
Income tax (expense) benefit	54,957	75,098	(25,632)
NET INCOME (LOSS)	(127,597)	(192,572)	134,150
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	43,558	17,437	42,225
NET INCOME (LOSS) ATTRIBUTABLE TO TUTOR PERINI CORPORATION	$ (171,155) $	(210,009) $	91,925
BASIC EARNINGS (LOSS) PER COMMON SHARE	$ (3.30) $	(4.09) $	1.80
DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ (3.30) $	(4.09) $	1.79
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:			
BASIC	51,845	51,324	51,017
DILUTED	51,845	51,324	51,369

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)		Year Ended December 31,		
		2023	2022	2021
NET INCOME (LOSS)	$	(127,597) $	(192,572) $	134,150
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:				
Defined benefit pension plan adjustments		3,283	5,229	6,221
Foreign currency translation adjustments		835	(2,795)	(325)
Unrealized gain (loss) in fair value of investments		4,131	(8,108)	(2,650)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX		8,249	(5,674)	3,246
COMPREHENSIVE INCOME (LOSS)		(119,348)	(198,246)	137,396
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		44,557	15,165	42,365
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO TUTOR PERINI CORPORATION	$	(163,905) $	(213,411) $	95,031

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
(in thousands, except share and per share amounts)	2023	2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents ($173,118 and $168,408 related to VIEs)	$ 380,564	$ 259,351
Restricted cash	14,116	14,480
Restricted investments	130,287	91,556
Accounts receivable ($84,014 and $54,040 related to VIEs)	1,054,014	1,171,085
Retention receivable ($161,187 and $187,615 related to VIEs)	580,926	585,556
Costs and estimated earnings in excess of billings ($58,089 and $83,911 related to VIEs)	1,143,846	1,377,528
Other current assets ($26,725 and $33,340 related to VIEs)	217,601	179,215
Total current assets	3,521,354	3,678,771
PROPERTY AND EQUIPMENT:		
Land	44,127	44,433
Building and improvements	132,639	124,429
Construction equipment	613,166	590,089
Other equipment	185,530	181,649
	975,462	940,600
Less accumulated depreciation	(534,171)	(505,512)
Total property and equipment, net ($35,135 and $22,133 related to VIEs)	441,291	435,088
GOODWILL	205,143	205,143
INTANGIBLE ASSETS, NET	68,305	70,542
DEFERRED INCOME TAXES	74,083	15,910
OTHER ASSETS	119,680	137,346
TOTAL ASSETS	$ 4,429,856	$ 4,542,800
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 117,431	$ 70,285
Accounts payable ($24,160 and $36,484 related to VIEs)	466,545	495,345
Retention payable ($22,841 and $44,859 related to VIEs)	223,138	246,562
Billings in excess of costs and estimated earnings ($439,759 and $480,839 related to VIEs)	1,103,530	975,812
Accrued expenses and other current liabilities ($18,206 and $5,082 related to VIEs)	214,309	179,523
Total current liabilities	2,124,953	1,967,527
LONG-TERM DEBT, less current maturities, net of unamortized discount and debt issuance costs totaling $11,000 and $13,980	782,314	888,154
DEFERRED INCOME TAXES	956	4,649
OTHER LONG-TERM LIABILITIES	237,722	240,486
TOTAL LIABILITIES	3,145,945	3,100,816
COMMITMENTS AND CONTINGENCIES (Note 8)		
EQUITY		
Stockholders' equity:		
Preferred stock – authorized 1,000,000 shares ($1 par value), none issued	—	—
Common stock – authorized 112,500,000 shares ($1 par value), issued and outstanding 52,025,497 and 51,521,336 shares	52,025	51,521
Additional paid-in capital	1,146,204	1,140,933
Retained earnings	133,146	304,301
Accumulated other comprehensive loss	(39,787)	(47,037)
Total stockholders' equity	1,291,588	1,449,718
Noncontrolling interests	(7,677)	(7,734)
TOTAL EQUITY	1,283,911	1,441,984
TOTAL LIABILITIES AND EQUITY	$ 4,429,856	$ 4,542,800

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Cash Flows from Operating Activities:			
Net income (loss)	$ (127,597)	$ (192,572)	$ 134,150
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	42,992	49,838	82,732
Amortization of intangible assets	2,237	14,526	35,497
Share-based compensation expense	12,259	9,065	11,642
Change in debt discounts and deferred debt issuance costs	5,458	3,697	5,756
Deferred income taxes	(64,820)	(79,449)	(13,887)
(Gain) loss on sale of property and equipment	(5,016)	145	2,639
Changes in other components of working capital	428,910	390,424	(422,227)
Other long-term liabilities	3,754	14,317	14,766
Other, net	10,294	(3,020)	478
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	308,471	206,971	(148,454)
Cash Flows from Investing Activities:			
Acquisition of property and equipment	(52,953)	(59,780)	(38,594)
Proceeds from sale of property and equipment	10,062	8,599	7,245
Investments in securities	(48,351)	(23,948)	(30,761)
Proceeds from maturities and sales of investments in securities	12,997	9,493	24,771
NET CASH USED IN INVESTING ACTIVITIES	(78,245)	(65,636)	(37,339)
Cash Flows from Financing Activities:			
Proceeds from debt	712,324	693,757	740,743
Repayment of debt	(773,999)	(732,101)	(777,762)
Cash payments related to share-based compensation	(969)	(1,734)	(1,989)
Distributions paid to noncontrolling interests	(46,500)	(47,386)	(22,655)
Contributions from noncontrolling interests	2,000	8,688	7,000
Debt issuance, extinguishment and modification costs	(2,233)	(124)	—
NET CASH USED IN FINANCING ACTIVITIES	(109,377)	(78,900)	(54,663)
Net increase (decrease) in cash, cash equivalents and restricted cash	120,849	62,435	(240,456)
Cash, cash equivalents and restricted cash at beginning of year	273,831	211,396	451,852
Cash, cash equivalents and restricted cash at end of year	$ 394,680	$ 273,831	$ 211,396

The accompanying notes are an integral part of these consolidated financial statements.

TUTOR PERINI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance - December 31, 2020	$ 50,827	$ 1,127,385	$ 422,385	$ (46,741)	$ (10,911)	$ 1,542,945
Net income	—	—	91,925	—	42,225	134,150
Other comprehensive income	—	—	—	3,106	140	3,246
Share-based compensation	—	8,848	—	—	—	8,848
Issuance of common stock, net	269	(3,083)	—	—	—	(2,814)
Contributions from noncontrolling interests	—	—	—	—	10,000	10,000
Distributions to noncontrolling interests	—	—	—	—	(22,655)	(22,655)
Balance - December 31, 2021	$ 51,096	$ 1,133,150	$ 514,310	$ (43,635)	$ 18,799	$ 1,673,720
Net income (loss)	—	—	(210,009)	—	17,437	(192,572)
Other comprehensive loss	—	—	—	(3,402)	(2,272)	(5,674)
Share-based compensation	—	8,227	—	—	—	8,227
Issuance of common stock, net	425	(444)	—	—	—	(19)
Contributions from noncontrolling interests	—	—	—	—	5,688	5,688
Distributions to noncontrolling interests	—	—	—	—	(47,386)	(47,386)
Balance - December 31, 2022	$ 51,521	$ 1,140,933	$ 304,301	$ (47,037)	$ (7,734)	$ 1,441,984
Net income (loss)	—	—	(171,155)	—	43,558	(127,597)
Other comprehensive income	—	—	—	7,250	999	8,249
Share-based compensation	—	6,442	—	—	—	6,442
Issuance of common stock, net	504	(1,171)	—	—	—	(667)
Contributions from noncontrolling interests	—	—	—	—	2,000	2,000
Distributions to noncontrolling interests	—	—	—	—	(46,500)	(46,500)
Balance - December 31, 2023	$ 52,025	$ 1,146,204	$ 133,146	$ (39,787)	$ (7,677)	$ 1,283,911

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in compliance with generally accepted accounting principles in the United States ("GAAP") as codified in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). Certain amounts in the consolidated financial statements and notes thereto of prior years have been reclassified to conform to the current year presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Tutor Perini Corporation and its wholly owned subsidiaries (the "Company"). The Company occasionally forms joint ventures with unrelated third parties for the execution of single contracts or projects. The Company assesses its joint ventures to determine if they meet the qualifications of a variable interest entity ("VIE") in accordance with ASC 810, *Consolidation* ("ASC 810"). If a joint venture is a VIE and the Company is the primary beneficiary, the joint venture is fully consolidated (see Note 13). If a joint venture is not a VIE, it may be consolidated under the voting interest method if the Company holds a controlling financial interest in the joint venture. The Company is considered to hold a controlling financial interest when it is able to exercise control over the joint venture's operating and financial decisions. For construction joint ventures that do not need to be consolidated but qualify for the equity method of accounting, the Company accounts for its interest in the joint ventures using the proportionate consolidation method, whereby the Company's proportionate share of the joint ventures' assets, liabilities, revenue and cost of operations are included in the appropriate classifications in the Company's consolidated financial statements. Intercompany balances and transactions have been eliminated.

(c) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the financial statements; therefore, actual results could differ from those estimates.

(d) Revenues

Revenue Recognition

The Company derives revenue from long-term construction contracts with public and private customers primarily in the United States and its territories and in certain other international locations. The Company's construction contracts are generally each accounted for as a single unit of account (i.e., as a single performance obligation).

Throughout the execution of construction contracts, the Company and its affiliated entities recognize revenue with the continuous transfer of control to the customer. The customer typically controls the asset under construction by either contractual termination clauses or by the Company's rights to payment for work already performed on the asset under construction that does not have an alternative use for the Company.

Because control transfers over time, revenue is recognized to the extent of progress towards completion of the performance obligations. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services provided. The Company generally uses the cost-to-cost method for its contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligation. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue, including estimated fees or profits, is recorded proportionately as costs are incurred. Cost of operations includes labor, materials, subcontractor costs, and other direct and indirect costs, including depreciation and amortization.

Due to the nature of the work required to be performed on many of the Company's performance obligations, estimating total revenue and cost at completion is complex, subject to many variables and requires significant judgment. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including the impact of change orders, claims, contract disputes and the achievement of contractual performance criteria, and award or other incentive fees are made during the contract performance period. The Company estimates variable consideration at the most likely amount it expects to

receive. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for variable consideration have been satisfied.

Changes in Estimates on Construction Contracts

The Company's estimates of contract revenue and cost are highly detailed and many factors change during a contract performance period that result in a change to contract profitability. These factors include, but are not limited to, differing site conditions; availability of skilled contract labor; performance of major material suppliers and subcontractors; on-going subcontractor negotiations and buyout provisions; unusual weather conditions; changes in the timing of scheduled work; change orders; accuracy of the original bid estimate; changes in estimated labor productivity and costs based on experience to date; achievement of incentive-based income targets; and the expected, or actual, resolution terms for claims. The factors that cause changes in estimates vary depending on the maturation of the project within its lifecycle. For example, in the ramp-up phase, these factors typically consist of revisions in anticipated project costs and during the peak and closeout phases, these factors include the impact of change orders and claims, as well as additional revisions in remaining anticipated project costs. Generally, if the contract is at an early stage of completion, the current period impact is smaller than if the same change in estimate is made to the contract at a later stage of completion. Management evaluates changes in estimates on a contract-by-contract basis and discloses significant changes, if material, in the Notes to Consolidated Financial Statements. The cumulative catch-up method is used to account for revisions in estimates.

(e) Depreciation of Property and Equipment and Amortization of Long-Lived Intangible Assets

Property and equipment and long-lived intangible assets are generally depreciated or amortized on a straight-line basis over their estimated useful lives ranging from three to forty years.

(f) Recoverability of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever circumstances indicate that the future cash flows generated by the assets might be less than the assets' net carrying value. In such circumstances, an impairment loss will be recognized by the amount the assets' net carrying value exceeds their fair value.

(g) Recoverability of Goodwill

The Company tests goodwill for impairment annually as of October 1 for each reporting unit and between annual tests if events occur or circumstances change which suggest that goodwill should be reevaluated. Such events or circumstances include significant changes in legal factors and business climate, recent losses at a reporting unit, and industry trends, among other factors. The Civil, Building and Specialty Contractors segments each represent a reporting unit, and the Civil reporting unit carried the remaining goodwill balance at December 31, 2023. The Company performs its annual quantitative impairment assessment during the fourth quarter of each year using a weighted average of an income and a market approach. These approaches utilize various valuation assumptions, and small changes to the assumptions could have a significant impact on the concluded fair value. The income approach is based on the estimated present value of future cash flows for each reporting unit carrying a goodwill balance. The market approach is based on assumptions about how market data relates to each reporting unit carrying a goodwill balance. The weighting of these two approaches is based on their individual correlation to the economics of each reporting unit carrying a goodwill balance. The annual quantitative assessment performed in the fourth quarter of 2023 resulted in an estimated fair value that exceeded the net book value of the Civil reporting unit; therefore, no impairment charge was necessary.

(h) Recoverability of Non-Amortizable Trade Names

Certain trade names have an estimated indefinite life and are not amortized to earnings, but instead are reviewed for impairment annually, or more often if events occur or circumstances change which suggest that the non-amortizable trade names should be reevaluated. The Company performs its annual quantitative impairment assessment during the fourth quarter of each year using an income approach (relief from royalty method). The assessment performed in the fourth quarter of 2023 resulted in an estimated fair value for the non-amortizable trade names that exceeded their respective net book values; therefore, no impairment charge was necessary.

(i) Income Taxes

Deferred income tax assets and liabilities are recognized for the effects of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities using tax rates expected to be in effect when such differences reverse. Income tax positions must meet a more-likely-than-not threshold to be recognized. The Company recognizes interest and penalties related to uncertain tax positions as a component of the income tax provision.

(j) Earnings Per Common Share

Basic earnings per common share ("EPS") and diluted EPS are calculated by dividing net income (loss) attributable to Tutor Perini Corporation by the following: for basic EPS, the weighted-average number of common shares outstanding during the period; and for diluted EPS, the sum of the weighted-average number of both outstanding common shares and potentially dilutive securities, which for the Company can include restricted stock units ("RSUs") and unexercised stock options. Potentially dilutive securities also included previously outstanding convertible notes prior to their repayment on June 15, 2021; however, the convertible notes had no impact on diluted EPS. The Company calculates the effect of the potentially dilutive RSUs and stock options using the treasury stock method.

	Year Ended December 31,		
(in thousands, except per common share data)	2023	2022	2021
Net income (loss) attributable to Tutor Perini Corporation	$ (171,155) $	(210,009) $	91,925
Weighted-average common shares outstanding, basic	51,845	51,324	51,017
Effect of dilutive RSUs and stock options	—	—	352
Weighted-average common shares outstanding, diluted	51,845	51,324	51,369
Net income (loss) attributable to Tutor Perini Corporation per common share:			
Basic	$ (3.30) $	(4.09) $	1.80
Diluted	$ (3.30) $	(4.09) $	1.79
Anti-dilutive securities not included above	2,982	3,163	1,892

For the years ended December 31, 2023 and 2022, all outstanding RSUs and stock options were excluded from the calculation of weighted-average diluted shares outstanding, as the shares have an anti-dilutive effect due to the net loss for the periods.

(k) Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets to the amounts shown in the Consolidated Statements of Cash Flows:

	As of December 31,	
(in thousands)	2023	2022
Cash and cash equivalents available for general corporate purposes	$ 145,055 $	47,711
Joint venture cash and cash equivalents	235,509	211,640
Cash and cash equivalents	380,564	259,351
Restricted cash	14,116	14,480
Total cash, cash equivalents and restricted cash	$ 394,680 $	273,831

Cash equivalents include short-term, highly liquid investments with maturities of three months or less when acquired. Cash and cash equivalents consist of amounts available for the Company's general purposes, the Company's proportionate share of cash held by the Company's unconsolidated joint ventures and 100% of amounts held by the Company's consolidated joint ventures. In both cases, cash held by joint ventures is available only for joint venture-related uses, including future distributions to joint venture partners.

Restricted cash includes amounts primarily held as collateral to secure insurance-related contingent obligations, such as insurance claim deductibles, in lieu of letters of credit.

(l) Investments

The Company has investments consisting of 1) restricted investments primarily held as collateral to secure insurance-related contingent obligations, such as insurance claim deductibles, in lieu of letters of credit and insurance-related deposits; and 2) investments in lieu of retention. Investments in lieu of retention are recorded as a component of retention receivable on the accompanying Consolidated Balance Sheets.

The Company's investments consist primarily of debt securities classified as available-for-sale ("AFS"), consisting of U.S. government agency securities, municipal bonds and corporate debt securities that are rated A3 or better (see Note 12). The Company's AFS debt securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) ("AOCI"), net of applicable taxes. Realized gains and losses from sales of AFS debt securities are included in other income (expense) in our Consolidated Statements of Operations.

Management evaluated the unrealized losses in AFS debt securities as of December 31, 2023 and 2022 to determine the existence of credit losses considering factors including credit ratings and other relevant information, which may indicate that contractual cash flows are not expected to occur. The results of this evaluation indicated that the unrealized losses on AFS debt securities are primarily attributable to market interest rate increases and not a deterioration in credit quality of the issuers. Based on the analysis, management determined that credit losses did not exist for AFS debt securities in an unrealized loss position as of December 31, 2023 and 2022.

It is not considered likely that the Company will be required to sell the investments before full recovery of the amortized cost basis of the AFS debt securities, which may be at maturity. As a result, the Company has not recognized any impairment losses in earnings for the years ended December 31, 2023 and 2022.

(m) Share-Based Compensation

The Company's long-term incentive plans allow the Company to grant share-based compensation awards in a variety of forms, including RSUs, stock options, cash-settled performance stock units ("CPSUs"), unrestricted stock and certain deferred cash awards ("DCAs") that are indexed to the Company's common stock.

RSUs give the holder the right to exchange their stock units for shares of the Company's common stock on a one-for-one basis. These awards generally vest subject to service, performance or market conditions, with related compensation expense equal to the fair value of the award on the date of grant and recognized on a straight-line basis over the requisite period. The fair value of RSUs with service or performance-vesting conditions is generally based on the closing price of the Company's common stock on the New York Stock Exchange ("NYSE"). Certain RSUs are classified as liabilities because they contain guaranteed minimum payouts.

Stock options give the holder the right to purchase shares of the Company's common stock subsequent to the vesting date at a defined exercise price. A stock option exercise price must be equal to or greater than the fair value of the Company's common stock on the date of the award. The term for stock options is limited to 10 years from the award date. Stock options generally vest subject to certain service, performance or market conditions, with related compensation expense equal to the fair value of the award on the date of grant and recognized on a straight-line basis over the requisite period. The fair value of stock options with service or performance-vesting conditions is generally based on the Black-Scholes model.

CPSUs give the holder the right to exchange their stock units for cash based on the value of the Company's common stock on the vesting date. DCAs entitle the holder to a cash payment based on the value of the Company's common stock on the vesting date. CPSUs vest upon satisfaction of market or performance conditions and DCAs vest subject to a service-based condition. CPSUs and DCAs are classified as liability awards and are remeasured at fair value at the end of each reporting period with the change in fair value recognized in earnings. The fair value of DCAs and performance-based CPSUs is generally based on the closing price of the Company's common stock on the NYSE at the measurement date. The fair value of the performance-based CPSUs is also adjusted for expected achievement of performance conditions. Since CPSUs and DCAs are settled in cash and no shares are issued, these awards do not dilute equity.

Certain RSU, stock option and CPSU awards contain market condition components tied to the Company's total shareholder return in relation to its peer companies, as calculated over a multi-year performance period ("TSR awards"). CPSU awards may also contain a market condition component tied to the annualized growth in price of the Company's common stock over a multi-year performance period. The fair value of these market-based awards is estimated using a Monte Carlo simulation model. Significant assumptions used in this simulation model include the Company's expected volatility, a risk-free rate based

on U.S. Treasury yield curve rates with maturities consistent with the performance period, and, specifically pertaining to TSR awards, the volatilities for each of the Company's peers.

Unrestricted stock awards are fully vested upon issuance with related compensation expense equal to the fair value of the award on the date of grant. The fair value of unrestricted stock is based on the closing price of the Company's common stock on the NYSE.

For all awards with only a service-based vesting condition, the Company accounts for forfeitures upon occurrence, rather than estimating the probability of forfeiture at the date of grant. Accordingly, the Company recognizes the full grant-date fair value of these awards on a straight-line basis throughout the requisite service period, reversing any expense if, and only if, there is a forfeiture.

For all awards that have a performance-based vesting condition, the Company evaluates the probability of achieving the performance criteria quarterly throughout the performance period and will adjust share-based compensation expense if it estimates that the achievement of the performance criteria is not probable. In addition, liability awards with a performance-based vesting condition are remeasured at fair value at each reporting period and the compensation expense is adjusted accordingly.

For equity awards with a market-based vesting condition, compensation expense is recognized regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Conversely, liability awards with market-based vesting requirements are remeasured at fair value at each reporting period using a Monte Carlo simulation model and the compensation expense is adjusted accordingly.

(n) Insurance Liabilities

The Company typically utilizes third-party insurance coverage subject to varying deductible levels with aggregate caps on losses retained. The Company assumes the risk for the amount of the deductible portion of the losses and liabilities primarily associated with workers' compensation and general liability coverage. In addition, on certain projects, the Company assumes the risk for the amount of the deductible portion of losses that arise from any subcontractor defaults. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. The estimate of insurance liability within the deductible limits includes an estimate of incurred but not reported claims based on data compiled from historical experience.

(o) Other Comprehensive Income (Loss)

ASC 220, *Comprehensive Income*, establishes standards for reporting comprehensive income and its components in the consolidated financial statements. The Company reports the change in pension benefit plan assets/liabilities, cumulative foreign currency translation, and the unrealized gain (loss) of investments as components of AOCI.

The components of other comprehensive income (loss) and the related tax effects for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,								
	2023			2022			2021		
(in thousands)	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Other comprehensive income (loss):									
Defined benefit pension plan adjustments	$ 4,477	$ (1,194)	$ 3,283	$ 7,230	$ (2,001)	$ 5,229	$ 8,665	$ (2,444)	$ 6,221
Foreign currency translation adjustment	961	(126)	835	(3,351)	556	(2,795)	(508)	183	(325)
Unrealized gain (loss) in fair value of investments	5,206	(1,075)	4,131	(10,219)	2,111	(8,108)	(3,440)	790	(2,650)
Total other comprehensive income (loss)	$ 10,644	$ (2,395)	$ 8,249	$ (6,340)	$ 666	$ (5,674)	$ 4,717	$ (1,471)	$ 3,246
Less: Other comprehensive income (loss) attributable to noncontrolling interests	999	—	999	(2,272)	—	(2,272)	140	—	140
Total other comprehensive income (loss) attributable to Tutor Perini Corporation	$ 9,645	$ (2,395)	$ 7,250	$ (4,068)	$ 666	$ (3,402)	$ 4,577	$ (1,471)	$ 3,106

The changes in AOCI balances by component (after tax) attributable to Tutor Perini Corporation and noncontrolling interests during the years ended December 31, 2023, 2022 and 2021 were as follows:

(in thousands)	Defined Benefit Pension Plan	Foreign Currency Translation	Unrealized Gain (Loss) in Fair Value of Investments	Accumulated Other Comprehensive Income (Loss)
Attributable to Tutor Perini Corporation:				
Balance as of December 31, 2020	$ (44,087)	$ (5,322)	$ 2,668	$ (46,741)
Other comprehensive income (loss) before reclassifications	4,167	(465)	(2,372)	1,330
Amounts reclassified from AOCI	2,054	—	(278)	1,776
Balance as of December 31, 2021	$ (37,866)	$ (5,787)	$ 18	$ (43,635)
Other comprehensive income (loss) before reclassifications	3,370	(1,454)	(7,273)	(5,357)
Amounts reclassified from AOCI	1,859	—	96	1,955
Balance as of December 31, 2022	$ (32,637)	$ (7,241)	$ (7,159)	$ (47,037)
Other comprehensive income before reclassifications	2,036	348	3,528	5,912
Amounts reclassified from AOCI	1,247	—	91	1,338
Balance as of December 31, 2023	$ (29,354)	$ (6,893)	$ (3,540)	$ (39,787)

(in thousands)	Defined Benefit Pension Plan	Foreign Currency Translation	Unrealized Gain (Loss) in Fair Value of Investments	Accumulated Other Comprehensive Income (Loss)
Attributable to Noncontrolling Interests:				
Balance as of December 31, 2020	$ —	$ 402	$ —	$ 402
Other comprehensive income	—	140	—	140
Balance as of December 31, 2021	$ —	$ 542	$ —	$ 542
Other comprehensive loss	—	(1,341)	(931)	(2,272)
Balance as of December 31, 2022	$ —	$ (799)	$ (931)	$ (1,730)
Other comprehensive income	—	487	512	999
Balance as of December 31, 2023	$ —	$ (312)	$ (419)	$ (731)

The significant items reclassified out of AOCI and the corresponding location and impact on the Consolidated Statements of Operations during the years ended December 31, 2023, 2022 and 2021 are as follows:

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Component of AOCI:						
Defined benefit pension plan adjustments[a]	$	1,700	$	2,570	$	2,861
Income tax benefit[b]		(453)		(711)		(807)
Net of tax	$	1,247	$	1,859	$	2,054
Unrealized (gain) loss in fair value of investment adjustments[a]	$	115	$	121	$	(352)
Income tax expense (benefit)[b]		(24)		(25)		74
Net of tax	$	91	$	96	$	(278)

(a) Amount included in other income, net on the Consolidated Statements of Operations.
(b) Amounts included in income tax (expense) benefit on the Consolidated Statements of Operations.

(p) Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting ("Topic 280"): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires disclosure of incremental segment information on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal periods beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the guidance on the consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes ("Topic 740"): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires public entities to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. ASU 2023-09 also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions. This guidance is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on the consolidated financial statements and disclosures.

2. Consolidated Statements of Cash Flows

Below are the changes in other components of working capital as shown in the Consolidated Statements of Cash Flows, as well as the supplemental disclosures of cash paid for interest, income taxes and non-cash investing activities:

			Year Ended December 31,		
(in thousands)		2023		2022	2021
(Increase) Decrease in:					
Accounts receivable	$	116,310	$	276,450 $	(31,972)
Retention receivable		5,666		(20,017)	78,618
Costs and estimated earnings in excess of billings		233,682		(20,760)	(120,034)
Other current assets		(37,460)		8,516	62,371
(Decrease) Increase in:					
Accounts payable		(28,800)		(15,783)	(283,482)
Retention payable		(23,424)		(22,383)	(46,190)
Billings in excess of costs and estimated earnings		127,718		214,123	(77,533)
Accrued expenses and other current liabilities		35,218		(29,722)	(4,005)
Changes in other components of working capital	$	428,910	$	390,424 $	(422,227)
Supplemental disclosures:					
Interest paid	$	80,286	$	64,764 $	63,762
Income taxes paid (refunded), net	$	828	$	9,952 $	(8,299)
Non-cash investing activities:					
Receivable recognized from sale of subsidiary	$	—	$	— $	4,163

3. Revenue

Disaggregation of Revenue

The following tables disaggregate revenue by end market, customer type and contract type, which the Company believes best depict how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors for the years ended December 31, 2023, 2022 and 2021.

			Year Ended December 31,		
(in thousands)		2023		2022	2021
Civil segment revenue by end market:					
Mass transit (includes certain transportation and tunneling projects)	$	1,079,629	$	1,026,589 $	1,417,196
Military facilities		348,133		258,028	194,701
Bridges		204,029		265,130	238,345
Commercial and industrial sites		118,880		70,708	70,099
Other		133,194		114,427	175,419
Total Civil segment revenue	$	1,883,865	$	1,734,882 $	2,095,760

(in thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Building segment revenue by end market:			
Government	$ 424,130	$ 329,661	$ 291,629
Health care facilities	294,667	178,997	64,042
Education facilities	226,335	140,514	159,929
Mass transit (includes transportation projects)	188,335	132,836	130,923
Commercial and industrial facilities	77,118	251,849	352,265
Hospitality and gaming	59,771	137,640	338,998
Sports and entertainment	55,668	27,774	24,315
Other[a]	(23,485)	43,300	66,001
Total Building segment revenue	$ 1,302,539	$ 1,242,571	$ 1,428,102

(in thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Specialty Contractors segment revenue by end market:			
Commercial and industrial facilities	$ 213,003	$ 166,286	$ 139,751
Mass transit (includes certain transportation and tunneling projects)	119,760	350,005	588,162
Multi-unit residential	114,516	112,944	133,085
Government	89,031	61,424	18,476
Water	85,176	79,553	90,887
Health care facilities	57,292	23,001	29,567
Other[a]	15,045	20,089	118,040
Total Specialty Contractors segment revenue	$ 693,823	$ 813,302	$ 1,117,968

(in thousands)	Year Ended December 31, 2023			
	Civil	Building	Specialty Contractors	Total
Revenue by customer type:				
State and local agencies	$ 1,250,740	$ 718,106	$ 316,473	$ 2,285,319
Federal agencies	400,782	187,199	(14,306)	573,675
Private owners[a]	232,343	397,234	391,656	1,021,233
Total revenue	$ 1,883,865	$ 1,302,539	$ 693,823	$ 3,880,227

(in thousands)	Year Ended December 31, 2022			
	Civil	Building	Specialty Contractors	Total
Revenue by customer type:				
State and local agencies	$ 1,273,639	$ 461,193	$ 332,176	$ 2,067,008
Federal agencies	313,791	168,307	22,705	504,803
Private owners	147,452	613,071	458,421	1,218,944
Total revenue	$ 1,734,882	$ 1,242,571	$ 813,302	$ 3,790,755

| | Year Ended December 31, 2021 | | | |
(in thousands)	Civil	Building	Specialty Contractors	Total
Revenue by customer type:				
State and local agencies	$ 1,791,531	$ 363,686	$ 481,255	$ 2,636,472
Federal agencies	205,080	189,508	47,724	442,312
Private owners	99,149	874,908	588,989	1,563,046
Total revenue	$ 2,095,760	$ 1,428,102	$ 1,117,968	$ 4,641,830

(a) The year ended December 31, 2023 includes the negative impact of a non-cash charge of $83.6 million that resulted from an adverse legal ruling (of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment). Refer to Note 14, *Business Segments*, for additional details.

State and local agencies. The Company's state and local government customers include state transportation departments, metropolitan authorities, cities, municipal agencies, school districts and public universities. Services provided to state and local customers are primarily pursuant to contracts awarded through competitive bidding processes. Construction services for state and local government customers have included mass-transit systems, tunnels, bridges, highways, judicial, correctional and detention facilities, schools and dormitories, health care facilities, convention centers, parking structures and other municipal buildings. The vast majority of the Company's civil contracting and building construction services are provided in locations throughout the United States and its territories.

Federal agencies. The Company's federal government customers include the U.S. State Department, the U.S. Navy, the U.S. Army Corps of Engineers, the U.S. Air Force and the National Park Service. Services provided to federal agencies are typically pursuant to competitively bid contracts for specific or multi-year assignments that involve new construction or infrastructure repairs or improvements. A portion of revenue from federal agencies is derived from projects in overseas locations.

Private owners. The Company's private owners (i.e., customers) include real estate developers, health care companies, technology companies, hospitality and gaming resort owners, Native American sovereign nations, public corporations and private universities. Services are provided to private customers through negotiated contract arrangements, as well as through competitive bids.

Most federal, state and local government contracts contain provisions that permit the termination of contracts, in whole or in part, for the convenience of government customers, among other reasons.

| | Year Ended December 31, 2023 | | | |
(in thousands)	Civil	Building	Specialty Contractors	Total
Revenue by contract type:				
Fixed price	$ 1,618,081	$ 532,950	$ 577,144	$ 2,728,175
Guaranteed maximum price[a]	(3,184)	532,538	783	530,137
Unit price	235,085	—	91,992	327,077
Cost plus fee and other	33,883	237,051	23,904	294,838
Total revenue	$ 1,883,865	$ 1,302,539	$ 693,823	$ 3,880,227

| | Year Ended December 31, 2022 | | | |
(in thousands)	Civil	Building	Specialty Contractors	Total
Revenue by contract type:				
Fixed price	$ 1,441,547	$ 349,318	$ 675,461	$ 2,466,326
Guaranteed maximum price	1,142	595,907	15,875	612,924
Unit price	274,293	33	85,574	359,900
Cost plus fee and other	17,900	297,313	36,392	351,605
Total revenue	$ 1,734,882	$ 1,242,571	$ 813,302	$ 3,790,755

| | Year Ended December 31, 2021 | | | |
(in thousands)	Civil	Building	Specialty Contractors	Total
Revenue by contract type:				
Fixed price	$ 1,815,079	$ 336,128	$ 988,941	$ 3,140,148
Guaranteed maximum price	2,854	888,345	14,505	905,704
Unit price	268,377	(1,373)	96,782	363,786
Cost plus fee and other	9,450	205,002	17,740	232,192
Total revenue	$ 2,095,760	$ 1,428,102	$ 1,117,968	$ 4,641,830

(a) The year ended December 31, 2023 includes the negative impact of a non-cash charge of $83.6 million that resulted from an adverse legal ruling (of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment). Refer to Note 14, *Business Segments*, for additional details.

Fixed price. Fixed price or lump sum contracts are most commonly used for projects in the Civil and Specialty Contractors segments and generally commit the Company to provide all of the resources required to complete a project for a fixed sum. Usually, fixed price contracts transfer more risk to the Company, but offer the opportunity for greater profits. Billings on fixed price contracts are typically based on estimated progress against predetermined contractual milestones.

Guaranteed maximum price ("GMP"). GMP contracts provide for a cost plus fee arrangement up to a maximum agreed upon price. These contracts place risks on the Company for amounts in excess of the GMP, but may permit an opportunity for greater profits than under cost plus fee contracts through sharing agreements with the owner on any cost savings that may be realized. Services provided by our Building segment to various private customers are often performed under GMP contracts. Billings on GMP contracts typically occur on a monthly basis and are based on actual costs incurred plus a negotiated margin.

Unit price. Unit price contracts are most prevalent for projects in the Civil and Specialty Contractors segments and generally commit the Company to provide an estimated or undetermined number of units or components at fixed unit prices. This approach shifts the risk of estimating the quantity of units required to the project owner, but the risk of increased cost per unit is borne by the Company, unless otherwise allowed for in the contract. Billings on unit price contracts typically occur on a monthly basis and are based on actual quantity of work performed or completed during the billing period.

Cost plus fee. Cost plus fee contracts are used for many projects in the Building and Specialty Contractors segments. Cost plus fee contracts include cost plus fixed fee contracts and cost plus award fee contracts. Cost plus fixed fee contracts provide for reimbursement of approved project costs plus a fixed fee. Cost plus award fee contracts provide for reimbursement of the project costs plus a base fee, as well as an incentive fee based on cost and/or schedule performance. Cost plus fee contracts serve to minimize the Company's financial risk, but may also limit profits. Billings on cost plus fee contracts typically occur on a monthly basis based on actual costs incurred plus a negotiated margin.

Changes in Contract Estimates that Impact Revenue

Changes to the total estimated contract revenue or cost for a given project, either due to unexpected events or revisions to management's initial estimates, are recognized in the period in which they are determined. Revenue was negatively impacted during the years ended December 31, 2023, 2022 and 2021 related to performance obligations satisfied (or partially satisfied) in prior periods by a net $214.2 million, $292.3 million and $37.5 million, respectively, for various projects, reflective of the net unfavorable impact of numerous legal judgments, settlements and other project charges. Refer to Note 14, *Business Segment*s, for additional details on significant adjustments.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of firm orders for which work has not been performed and exclude unexercised contract options. As of December 31, 2023, the aggregate amounts of the transaction prices allocated to the remaining performance obligations of the Company's construction contracts were $4.2 billion, $2.2 billion and $1.1 billion for the Civil, Building and Specialty Contractors segments, respectively. As of December 31, 2022, the aggregate amounts of the transaction prices allocated to the remaining performance obligations of the Company's construction contracts were $4.4 billion, $2.2 billion and $1.3 billion for the Civil, Building and Specialty Contractors segments, respectively. The Company typically recognizes revenue on Civil segment projects over a period of three to five years, whereas for projects in the Building and Specialty Contractors segments, the Company typically recognizes revenue over a period of one to three years.

4.   **Contract Assets and Liabilities**

The Company classifies contract assets and liabilities that may be settled beyond one year from the balance sheet date as current, consistent with the length of time of the Company's project operating cycle.

Contract assets include amounts due under retention provisions, costs and estimated earnings in excess of billings and capitalized contract costs. The amounts as included on the Consolidated Balance Sheets consisted of the following:

	As of December 31,	
(in thousands)	2023	2022
Retention receivable	$ 580,926	$ 585,556
Costs and estimated earnings in excess of billings:		
Claims	562,646	677,367
Unapproved change orders	512,831	601,681
Other unbilled costs and profits	68,369	98,480
Total costs and estimated earnings in excess of billings	1,143,846	1,377,528
Capitalized contract costs	117,913	49,441
Total contract assets	$ 1,842,685	$ 2,012,525

Retention receivable represents amounts invoiced to customers where payments have been partially withheld pending the completion of certain milestones, satisfaction of other contractual conditions or the completion of the project. Retention agreements vary from project to project, and balances could be outstanding for several months or years depending on a number of circumstances, such as contract-specific terms, project performance and other variables that may arise as the Company makes progress toward completion. As of December 31, 2023, the amount of retention receivable estimated by management to be collected beyond one year is approximately 54% of the balance.

Costs and estimated earnings in excess of billings represent the excess of contract costs and profits (or contract revenue) over the amount of contract billings to date and are classified as a current asset. Costs and estimated earnings in excess of billings result when either: (1) the appropriate contract revenue amount has been recognized over time in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606")*,* but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract, or (2) costs are incurred related to certain claims and unapproved change orders. Claims occur when there is a dispute regarding both a change in the scope of work and the price associated with that change. Unapproved change orders occur when a change in the scope of work results in additional work being performed before the parties have agreed on the corresponding change in the contract price. The Company routinely estimates recovery related to claims and unapproved change orders as a form of variable consideration at the most likely amount it expects to receive and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Claims and unapproved change orders are billable upon the agreement and resolution between the contractual parties and after the execution of contractual amendments. Increases in claims and unapproved change orders typically result from costs being incurred against existing or new positions; decreases normally result from resolutions and subsequent billings. As discussed in Note 8, the resolution of these claims and unapproved change orders may require litigation or other forms of dispute resolution proceedings. Other unbilled costs and profits are billable in accordance with the billing terms of each of the existing contractual arrangements and, as such, the timing of contract billing cycles can cause fluctuations in the balance of unbilled costs and profits. Ultimate resolution of other unbilled costs and profits typically involves incremental progress toward contractual requirements or milestones. The amount of costs and estimated earnings in excess of billings as of December 31, 2023 estimated by management to be collected beyond one year is approximately $549.0 million.

Capitalized contract costs are included in other current assets and primarily represent costs to fulfill a contract that (1) directly relate to an existing or anticipated contract, (2) generate or enhance resources that will be used in satisfying performance obligations in the future and (3) are expected to be recovered through the contract. Capitalized contract costs are generally expensed to the associated contract over the period of anticipated use on the project. During the years ended December 31, 2023, 2022 and 2021, $56.9 million, $57.1 million and $47.3 million, respectively, of previously capitalized contract costs were amortized and recognized as expense on the related contracts.

Contract liabilities include amounts owed under retention provisions and billings in excess of costs and estimated earnings. The amount as reported on the Consolidated Balance Sheets consisted of the following:

(in thousands)	As of December 31,	
	2023	2022
Retention payable	$ 223,138	$ 246,562
Billings in excess of costs and estimated earnings	1,103,530	975,812
Total contract liabilities	$ 1,326,668	$ 1,222,374

Retention payable represents amounts invoiced to the Company by subcontractors where payments have been partially withheld pending the completion of certain milestones, other contractual conditions or upon the completion of the project. Generally, retention payable is not remitted to subcontractors until the associated retention receivable from customers is collected. As of December 31, 2023, the amount of retention payable estimated by management to be remitted beyond one year is approximately 46% of the balance.

Billings in excess of costs and estimated earnings represent the excess of contract billings to date over the amount of contract costs and profits (or contract revenue) recognized to date. The balance may fluctuate depending on the timing of contract billings and the recognition of contract revenue. Revenue recognized during the years ended December 31, 2023, 2022 and 2021 and included in the opening billings in excess of costs and estimated earnings balances for each period totaled $740.3 million, $533.5 million and $638.7 million, respectively.

5.   Income Taxes

Income (loss) before income taxes is summarized as follows:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
United States operations	$ (232,512)	$ (288,954)	$ 118,749
Foreign and U.S. territory operations	49,958	21,284	41,033
Total	$ (182,554)	$ (267,670)	$ 159,782

The income tax expense (benefit) is as follows:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Current expense (benefit):			
Federal	$ (178)	$ (1,653)	$ 20,052
State	1,888	930	7,899
Foreign and U.S. territories	8,153	5,074	11,568
Total current expense:	9,863	4,351	39,519
Deferred expense (benefit):			
Federal	(48,634)	(54,526)	(13,667)
State	(17,612)	(25,395)	36
Foreign and U.S. territories	1,426	472	(256)
Total deferred benefit:	(64,820)	(79,449)	(13,887)
Total expense (benefit):	$ (54,957)	$ (75,098)	$ 25,632

The following table is a reconciliation of the Company's income tax provision at the statutory federal tax rate to the Company's effective tax rate:

	Year Ended December 31,					
	2023		**2022**		**2021**	
(dollars in thousands)	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Federal income tax expense (benefit) at statutory tax rate	$ (38,336)	21.0 %	$ (56,211)	21.0 %	$ 33,554	21.0 %
State income taxes, net of federal tax benefit	(10,556)	5.8	(21,784)	8.1	8,301	5.2
Share-based compensation	446	(0.2)	1,227	(0.5)	87	0.1
Officers' compensation	5,129	(2.8)	2,840	(1.1)	3,664	2.3
Noncontrolling interests	(9,795)	5.4	(3,861)	1.4	(8,872)	(5.6)
Federal R&D credits	(493)	0.3	128	—	(1,105)	(0.7)
Foreign tax rate differences	(297)	0.2	(1,438)	0.5	(625)	(0.4)
Federal claim of right credit	—	—	—	—	(8,191)	(5.1)
Valuation allowance	347	(0.2)	7,991	(3.0)	—	—
Other	(1,402)	0.6	(3,990)	1.7	(1,181)	(0.8)
Income tax expense (benefit)	$ (54,957)	30.1 %	$ (75,098)	28.1 %	$ 25,632	16.0 %

The Company's provision for income taxes and effective tax rate for the year ended December 31, 2021 was favorably impacted by a federal claim of right tax credit resulting in a tax rate adjustment associated with an adverse 2019 jury verdict that rendered certain income recognized in 2016 at a 35% federal statutory income tax rate to be reversed in 2019 at a 21% federal statutory income tax rate.

The following is a summary of the significant components of the deferred tax assets and liabilities:

	As of December 31,	
(in thousands)	**2023**	**2022**
Deferred tax assets:		
Timing of expense recognition	$ 72,828	$ 49,939
Net operating losses	113,623	82,210
Goodwill	80	6,022
Other, net	16,113	24,105
Deferred tax assets	202,644	162,276
Valuation allowance	(9,193)	(8,846)
Net deferred tax assets	193,451	153,430
Deferred tax liabilities:		
Intangible assets, due primarily to purchase accounting	(17,451)	(16,850)
Fixed assets	(54,953)	(66,130)
Construction contract accounting	(7,711)	(7,940)
Joint ventures	(16,132)	(32,983)
Other	(24,077)	(18,266)
Deferred tax liabilities	(120,324)	(142,169)
Net deferred tax assets	$ 73,127	$ 11,261

As of December 31, 2023, the Company had federal and various state net operating loss carryforwards of $299.2 million and $554.7 million, respectively. Federal net operating loss carryforwards do not have expiration dates, whereas the state net operating loss carryforwards have expiration dates ranging from 2024 to indefinite periods. As of December 31, 2022, the Company had federal and various state net operating loss carryforwards of $206.9 million and $431.0 million, respectively. As

of December 31, 2023, the Company had federal and state tax credit carryforwards of approximately $5.9 million and $4.6 million, respectively. As of December 31, 2022, the Company had federal and state tax credit carryforwards of approximately $3.9 million and $3.6 million, respectively. The Company established a valuation allowance in 2023 and 2022 as a result of the uncertainty with the future realization of certain carryforwards for capital losses, foreign tax credits and state net operating losses.

The net deferred tax assets are presented in the Consolidated Balance Sheets as follows:

	As of December 31,	
(in thousands)	2023	2022
Deferred tax assets	$ 74,083	$ 15,910
Deferred tax liabilities	(956)	(4,649)
Net deferred tax assets	$ 73,127	$ 11,261

The Company's policy is to record interest and penalties on unrecognized tax benefits as an element of income tax expense. The cumulative amounts related to interest and penalties are added to the total unrecognized tax liabilities on the balance sheet. The total amount of gross unrecognized tax benefits as of December 31, 2023 that, if recognized, would impact the effective tax rate is $4.8 million. The Company does not expect any significant release of unrecognized tax benefits within the next twelve months.

The Company accounts for its uncertain tax positions in accordance with GAAP. The following is a reconciliation of the beginning and ending amounts of these unrecognized tax benefits for the three years ended December 31, 2023:

	As of December 31,		
(in thousands)	2023	2022	2021
Beginning balance	$ 7,525	$ 7,539	$ 8,681
Change in tax positions of prior years	438	(416)	(1,319)
Change in tax positions of current year	(189)	625	1,000
Reduction in tax positions for statute expirations	(3,001)	(223)	(823)
Ending balance	$ 4,773	$ 7,525	$ 7,539

The Company conducts business internationally and, as a result, one or more of its subsidiaries files income tax returns in U.S. federal, U.S. state and certain foreign jurisdictions. Accordingly, in the normal course of business, the Company is subject to examination by taxing authorities principally throughout the United States, Guam and Canada. The Company's open tax years for a U.S. federal income tax audit are 2018 and later. The 2018 federal income tax return is currently under audit by the Internal Revenue Service. The Company has various years open to audit in a number of state and local jurisdictions and is currently under audit by various state and local taxing authorities.

6. Goodwill and Intangible Assets

Goodwill

The following table presents the changes in the carrying amount of goodwill since its inception through December 31, 2023:

(in thousands)	Civil	Building	Specialty Contractors	Total
Gross goodwill as of December 31, 2021	$ 492,074	$ 424,724	$ 156,193	$ 1,072,991
Accumulated impairment as of December 31, 2021	(286,931)	(424,724)	(156,193)	(867,848)
Goodwill as of December 31, 2021	205,143	—	—	205,143
2022 activity	—	—	—	—
Goodwill as of December 31, 2022	205,143	—	—	205,143
Current year activity	—	—	—	—
Goodwill as of December 31, 2023[a]	$ 205,143	$ —	$ —	$ 205,143

(a) As of December 31, 2023, accumulated impairment was $867.8 million.

The Company performed its annual impairment test in the fourth quarter of 2023 and concluded goodwill was not impaired. In addition, the Company determined that no triggering events occurred and no circumstances changed since the date of our annual impairment test that would more likely than not reduce the fair value of the Civil reporting unit below its carrying amount.

The Company will continue to monitor events and circumstances for changes that indicate the Civil reporting unit goodwill would need to be reevaluated for impairment during future interim periods prior to the annual impairment test. These future events and circumstances include, but are not limited to, changes in the overall financial performance of the Civil reporting unit, as well as other quantitative and qualitative factors which could indicate potential triggering events for possible impairment.

Intangible Assets

Intangible assets consist of the following:

(in thousands)	As of December 31, 2023				Weighted-Average Amortization Period
	Cost	Accumulated Amortization	Accumulated Impairment Charge	Carrying Value	
Trade names (non-amortizable)	$ 117,600	$ —	$ (67,190)	$ 50,410	Indefinite
Trade names (amortizable)	69,250	(28,123)	(23,232)	17,895	20 years
Contractor license	6,000	—	(6,000)	—	N/A
Customer relationships	39,800	(23,155)	(16,645)	—	N/A
Construction contract backlog	149,290	(149,290)	—	—	N/A
Total	$ 381,940	$ (200,568)	$ (113,067)	$ 68,305	

(in thousands)	As of December 31, 2022				Weighted-Average Amortization Period
	Cost	Accumulated Amortization	Accumulated Impairment Charge	Carrying Value	
Trade names (non-amortizable)	$ 117,600	$ —	$ (67,190)	$ 50,410	Indefinite
Trade names (amortizable)	69,250	(25,886)	(23,232)	20,132	20 years
Contractor license	6,000	—	(6,000)	—	N/A
Customer relationships	39,800	(23,155)	(16,645)	—	N/A
Construction contract backlog	149,290	(149,290)	—	—	N/A
Total	$ 381,940	$ (198,331)	$ (113,067)	$ 70,542	

Amortization expense related to amortizable intangible assets was $2.2 million, $14.5 million and $35.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Future amortization expense related to amortizable intangible assets will be approximately $2.2 million per year for the years 2024 through 2028, and $6.9 million thereafter.

The Company performed its annual impairment test for non-amortizable trade names during the fourth quarter of 2023. Based on this assessment, the Company concluded that its non-amortizable trade names were not impaired. In addition, the Company determined that no triggering events occurred and no circumstances changed since the date of our annual impairment test that would indicate impairment of its non-amortizable trade names. Other amortizable intangible assets are reviewed for impairment whenever circumstances indicate that the future cash flows generated by the assets might be less than the assets' net carrying value. The Company had no impairment of intangible assets during the years ended December 31, 2023, 2022 or 2021.

7.   **Financial Commitments**

Long-Term Debt

Long-term debt as reported on the Consolidated Balance Sheets consisted of the following:

	As of December 31,	
(in thousands)	2023	2022
2017 Senior Notes	$ 498,410	$ 497,289
Term Loan B	357,744	404,169
Revolver	—	—
Equipment financing and mortgages	34,807	48,681
Other indebtedness	8,784	8,300
Total debt	899,745	958,439
Less: Current maturities[(a)]	117,431	70,285
Long-term debt, net	$ 782,314	$ 888,154

(a)   Current maturities at December 31, 2023 included the $91.0 million principal prepayment on the Term Loan B that was made in February 2024. Current maturities at December 31, 2022 included a $44.0 million principal prepayment on the Term Loan B.

The following table reconciles the outstanding debt balances to the reported debt balances as of December 31, 2023 and 2022:

	As of December 31, 2023			As of December 31, 2022		
(in thousands)	Outstanding Debt	Unamortized Discounts and Issuance Costs	Debt, as reported	Outstanding Debt	Unamortized Discounts and Issuance Costs	Debt, as reported
2017 Senior Notes	$ 500,000	$ (1,590)	$ 498,410	$ 500,000	$ (2,711)	$ 497,289
Term Loan B	367,154	(9,410)	357,744	415,438	(11,269)	404,169

The unamortized issuance costs related to the Revolver were $1.4 million and $1.6 million as of December 31, 2023 and 2022, respectively, and are included in other assets on the Consolidated Balance Sheets.

2020 Credit Agreement

On August 18, 2020, the Company entered into a credit agreement (the "2020 Credit Agreement") with BMO Harris Bank N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and other lenders. The 2020 Credit Agreement provides for a $425.0 million term loan B facility (the "Term Loan B") and a $175.0 million revolving credit facility (the "Revolver"), with sub-limits for the issuance of letters of credit and swing line loans up to the aggregate amounts of $75.0 million and $10.0 million, respectively. The Term Loan B will mature on August 18, 2027, except that if any of the 2017 Senior Notes (defined below) remain outstanding beyond future dates specified below, the maturity of certain amounts of the Term Loan B will be accelerated ("spring-forward maturity"). As amended (see below), the spring-forward maturity provisions are as follows: (i) if on January 30, 2025, any of the 2017 Senior Notes remain outstanding, the maturity date for one tranche of the Term Loan B (representing 10.2% of the principal balance) shall be January 30, 2025 (which is 91 days prior to the maturity of the 2017 Senior Notes) and (ii) if on April 21, 2025, any of the 2017 Senior Notes remain outstanding, the maturity date for another tranche of the Term Loan B (representing 89.8% of the principal balance) shall be April 21, 2025 (which is 10 days prior to the maturity of the 2017 Senior Notes), subject to certain further exceptions. The Revolver will mature on August 18, 2025, unless any of the 2017 Senior Notes are outstanding on January 30, 2025, in which case any extensions of credit under the Revolver will mature and the commitments under the Revolver will be reduced to zero, in each case, on January 30, 2025, subject to certain further exceptions.

On December 20, 2023, the Company amended the 2020 Credit Agreement (the "Amendment"), which modified the spring-forward maturity provision solely in respect of those Term Loan B lenders that, immediately prior to the effective date, consented to the Amendment (the "Consenting Lenders"). The Amendment extends the spring-forward maturity provision applicable to the Consenting Lenders' portion of the Term Loan B from January 30, 2025 to April 21, 2025, so that if any of the 2017 Senior Notes are outstanding on April 21, 2025, that will be the maturity date of the portion of the Term Loan B held by the Consenting Lenders ("Tranche B" of the Term Loan B). The portion of the Term Loan B held by any non-Consenting

Lenders ("Tranche A" of the Term Loan B) and the Revolver remain unchanged and retain the spring-forward maturity of January 30, 2025 as described above. Other than in respect of the spring-forward maturity provision described in this paragraph, the terms of the Tranche A Term Loans and Tranche B Term Loans are identical, and the Amendment made no modifications to the terms of the Revolver.

The Consenting Lenders were paid a fee of 0.50% of the aggregate principal amount of the portion of the Term Loan B held by such Consenting Lenders. The fees paid to the Consenting Lenders totaled $1.7 million and are included in debt issuance costs on the Consolidated Balance Sheet at December 31, 2023.

The 2020 Credit Agreement permits the Company to repay any or all borrowings outstanding under the 2020 Credit Agreement at any time prior to maturity without penalty. The 2020 Credit Agreement requires the Company to make regularly scheduled payments of principal on the Term Loan B in quarterly installments equal to 0.25% of the initial principal amount of the Term Loan B. The 2020 Credit Agreement also requires the Company to make prepayments on the Term Loan B in connection with certain asset sales, receipts of insurance proceeds, incurrences of certain indebtedness and annual excess cash flow (in each case, subject to certain customary exceptions). At December 31, 2023 and 2022, current maturities of long-term debt in the accompanying Consolidated Balance Sheets include $91.0 million and $44.0 million, respectively, of principal on the Term Loan B, relating to the mandatory prepayment provision of the 2020 Credit Agreement in respect of annual excess cash flow. The $91.0 million prepayment included in current maturities at December 31, 2023, which was due by the first week of April 2024, was paid in February 2024, and the $44.0 million included in current maturities at December 31, 2022 was paid in the second quarter of 2023.

Subject to certain exceptions, at any time prior to maturity, the 2020 Credit Agreement provides the Company with the right to increase the commitments under the Revolver and/or to establish one or more term loan facilities in an aggregate amount up to (i) the greater of $173.5 million and 50% LTM EBITDA (as defined in the 2020 Credit Agreement) plus (ii) additional amounts if (A) in the case of pari passu first lien secured indebtedness, the First Lien Net Leverage Ratio (as defined in the 2020 Credit Agreement) does not exceed 1.35:1.00, (B) in the case of junior lien secured indebtedness, the Total Net Leverage Ratio (as defined in the 2020 Credit Agreement) does not exceed 3.50:1.00 and (C) in the case of unsecured indebtedness, (x) the Total Net Leverage Ratio does not exceed 3.50:1.00 or (y) the Fixed Charge Coverage Ratio (as defined in the 2020 Credit Agreement) is no less than 2.00:1.00.

Borrowings under the 2020 Credit Agreement bear interest, at the Company's option, at a rate equal to (i) (A) in the case of the Term Loan B, following the amendment to the 2020 Credit Agreement on May 2, 2023 (as discussed below), (x) the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR") (calculated with a 11.448 basis point, 26.161 basis point and 42.826 basis point credit spread adjustment for a 1, 3 and 6 month interest period, respectively) or (y) a base rate (determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 50 basis points and (3) the Adjusted Term SOFR rate for a one-month interest period plus 100 basis points) and (B) in case of the Revolver, following the amendment to the 2020 Credit Agreement on October 31, 2022 (as discussed below), (x) the Adjusted Term SOFR rate (calculated with a 10 basis point credit spread adjustment for all interest periods) or (y) a base rate (determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 50 basis points and (3) the Adjusted Term SOFR rate for a one-month interest period plus 100 basis points) plus, in each case, (ii) an applicable margin. The margin applicable to the Term Loan B is between 4.50% and 4.75% for Adjusted Term SOFR and between 3.50% and 3.75% for base rate, and, in each case, is based on the Total Net Leverage Ratio. The margin applicable to the Revolver is between 4.25% and 4.75% for Adjusted Term SOFR and 3.25% and 3.75% for base rate, and, in each case, is based on the First Lien Net Leverage Ratio. Effective following the amendment to the 2020 Credit Agreement on October 31, 2022, the Company's original London Interbank Offered Rate ("LIBOR") option in respect of the Revolver was transitioned to Adjusted Term SOFR. Effective May 2, 2023, the 2020 Credit Agreement was further amended to transition the Company's original LIBOR option in respect of the Term Loan B to Adjusted Term SOFR. In addition to paying interest on outstanding principal under the 2020 Credit Agreement, the Company will pay a commitment fee to the lenders under the Revolver in respect of the unutilized commitments thereunder. The Company will pay customary letter of credit fees. If a payment or bankruptcy event of default occurs and is continuing, the otherwise applicable margin on overdue amounts will be increased by 2% per annum. The 2020 Credit Agreement includes customary provisions for the replacement of Adjusted Term SOFR with an alternative benchmark rate upon Adjusted Term SOFR being discontinued. The weighted-average annual interest rate on borrowings under the Revolver was 11.8% during the year ended December 31, 2023.

The 2020 Credit Agreement initially required, solely with respect to the Revolver, the Company and its restricted subsidiaries to maintain a maximum First Lien Net Leverage Ratio of 2.75:1:00, stepping down to 2.25:1.00 beginning the fiscal quarter ending March 31, 2022. On October 31, 2022, the 2020 Credit Agreement was amended to increase the maximum First Lien Net Leverage Ratio covenant level to 2.75:1.00 (from 2.25:1.00), effective the fiscal quarter ending September 30, 2022, and

subsequently stepping back down to 2.25:1.00 beginning the fiscal quarter ending June 30, 2023. On March 10, 2023, the 2020 Credit Agreement was further amended to set the maximum First Lien Net Leverage Ratio covenant level to 3.50:1.00, effective the fiscal quarter ended December 31, 2022 and increasing to 3.75:1.00 for the fiscal quarter ending March 31, 2023 and subsequently stepping down to 3.00:1.00 for the fiscal quarter ending June 30, 2023, 2.50:1.00 for the fiscal quarter ending September 30, 2023 and 2.25:1.00 for the fiscal quarter ending December 31, 2023 and each fiscal quarter thereafter. The 2020 Credit Agreement also includes certain customary representations and warranties, affirmative covenants and events of default. Subject to certain exceptions, substantially all of the Company's existing and future material wholly-owned subsidiaries unconditionally guarantee the obligations of the Company under the 2020 Credit Agreement; additionally, subject to certain exceptions, the obligations are secured by a lien on substantially all of the assets of the Company and its subsidiaries guaranteeing these obligations.

As of December 31, 2023, no amounts were outstanding and $175 million was available under the Revolver. The Company had not utilized the Revolver for letters of credit. The Company was in compliance with the financial covenant under the 2020 Credit Agreement for the period ended December 31, 2023.

2017 Senior Notes

On April 20, 2017, the Company issued $500 million in aggregate principal amount of 6.875% Senior Notes due May 1, 2025 (the "2017 Senior Notes") in a private placement offering. Interest on the 2017 Senior Notes is payable in arrears semi-annually in May and November of each year, beginning in November 2017.

The Company may redeem the 2017 Senior Notes at specified redemption prices described in the indenture. Upon a change of control, holders of the 2017 Senior Notes may require the Company to repurchase all or part of the 2017 Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

The 2017 Senior Notes are senior unsecured obligations of the Company and are guaranteed by substantially all of the Company's existing and future subsidiaries that also guarantee obligations under the Company's 2020 Credit Agreement, as defined above. In addition, the indenture for the 2017 Senior Notes provides for customary covenants, including events of default and restrictions on the payment of dividends and share repurchases.

Equipment Financing and Mortgages

The Company has certain loans entered into for the purchase of specific property, plant and equipment and secured by the assets purchased. The aggregate balance of equipment financing loans was approximately $26.4 million and $37.0 million at December 31, 2023 and 2022, respectively, with interest rates ranging from 2.54% to 7.32% with equal monthly installment payments over periods up to 5 years. The aggregate balance of mortgage loans was approximately $8.4 million and $11.6 million at December 31, 2023 and 2022, respectively, with interest rates ranging from a fixed 2.25% to SOFR plus 2.00% and monthly installment payments over periods up to 10 years.

The following table presents the future principal payments required under all of the Company's debt obligations, discussed above:

Year (in thousands)	
2024	$ 117,431
2025	514,444
2026	10,336
2027	264,778
2028	747
Thereafter	3,009
	910,745
Less: Unamortized discounts and issuance costs	11,000
Total	$ 899,745

Interest Expense

Interest expense as reported in the Consolidated Statements of Operations consisted of the following:

		For the year ended December 31,				
(in thousands)		2023		2022		2021
Cash interest expense:						
Interest on Term Loan B	$	38,266	$	27,880	$	24,590
Interest on 2017 Senior Notes		34,375		34,375		34,375
Interest on Revolver		4,924		1,642		1,479
Interest on convertible notes		—		—		921
Other interest		2,134		2,044		1,905
Total cash interest expense		79,699		65,941		63,270
Non-cash interest expense[a]:						
Amortization of discount and debt issuance costs on Term Loan B		3,592		2,084		2,175
Amortization of debt issuance costs on 2017 Senior Notes		1,121		1,045		973
Amortization of debt issuance costs on Revolver		745		568		568
Amortization of discount and debt issuance costs on convertible notes		—		—		2,040
Total non-cash interest expense		5,458		3,697		5,756
Total interest expense	$	85,157	$	69,638	$	69,026

(a) The combination of cash and non-cash interest expense produces effective interest rates that are higher than contractual rates. Accordingly, the effective interest rates for the 2017 Senior Notes and Term Loan B were 7.13% and 11.16%, respectively, for the year ended December 31, 2023.

8. Commitments and Contingencies

The Company and certain of its subsidiaries are involved in litigation and other legal proceedings and forms of dispute resolution in the ordinary course of business, including but not limited to disputes over contract payment and/or performance-related issues (such as disagreements regarding delay or a change in the scope of work of a project and/or the price associated with that change) and other matters incidental to the Company's business. In accordance with ASC 606, the Company makes assessments of these types of matters on a routine basis and, to the extent permitted by ASC 606, estimates and records recovery related to these matters as a form of variable consideration at the most likely amount the Company expects to receive, as discussed further in Note 1(d) and Note 4. In addition, the Company is contingently liable for litigation, performance guarantees and other commitments arising in the ordinary course of business, which are accounted for in accordance with ASC 450, *Contingencies*. Management reviews these matters regularly and updates or revises its estimates as warranted by subsequent information and developments. These assessments require judgments concerning matters that are inherently uncertain, such as litigation developments and outcomes, the anticipated outcome of negotiations and the estimated cost of resolving disputes. Consequently, these assessments are estimates, and actual amounts may vary from such estimates. In addition, because such matters are typically resolved over long periods of time, the Company's assets and liabilities may change over time should the circumstances dictate. The description of the legal proceedings listed below include management's assessment of those proceedings. Management believes that, based on current information and discussions with the Company's legal counsel, the ultimate resolution of other matters is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

A description of the material pending legal proceedings, other than ordinary routine litigation incidental to the business is as follows:

Alaskan Way Viaduct Matter

In January 2011, Seattle Tunnel Partners ("STP"), a joint venture between Dragados USA, Inc. and the Company, entered into a design-build contract with the Washington State Department of Transportation ("WSDOT") for the construction of a large-

diameter bored tunnel in downtown Seattle, King County, Washington to replace the Alaskan Way Viaduct, also known as State Route 99. The Company has a 45% interest in STP.

The construction of the large-diameter bored tunnel required the use of a tunnel boring machine ("TBM"). In December 2013, the TBM struck a steel pipe, installed by WSDOT as a well casing for an exploratory well. The TBM was significantly damaged and was required to be repaired. STP has asserted that the steel pipe casing was a differing site condition that WSDOT failed to properly disclose. The Disputes Review Board mandated by the contract to hear disputes issued a decision finding the steel casing was a Type I (material) differing site condition. WSDOT did not accept that finding.

The TBM was insured under a Builder's Risk Insurance Policy (the "Policy") with Great Lakes Reinsurance (UK) PLC and a consortium of other insurers (the "Insurers"). STP submitted the claims to the Insurers and requested interim payments under the Policy. The Insurers refused to pay and denied coverage. In June 2015, STP filed a lawsuit in the King County Superior Court, State of Washington seeking declaratory relief concerning contract interpretation, as well as damages as a result of the Insurers' breach of their obligations under the terms of the Policy. STP is also asserting extra-contractual and statutory claims against the Insurers. STP submitted damages to the Insurers in the King County lawsuit in the amount of $532 million. WSDOT is deemed a plaintiff since WSDOT is an insured under the Policy and had filed its own claim for damages. Hitachi Zosen ("Hitachi"), the manufacturer of the TBM, joined the case as a plaintiff for costs incurred to repair the damages to the TBM.

In April and September 2018, rulings received on pre-trial motions limited some of the potential recoveries under the Policy for STP, WSDOT and Hitachi. On August 2, 2021, the Court of Appeals reversed in part certain of those limitations but affirmed other parts of those rulings. On September 15, 2022, the Washington Supreme Court affirmed the decision of the Court of Appeals, which limits recovery of certain damages under the Policy. Based on the rulings of the Court of Appeals, the case will continue for adjudication on the remaining facts and legal issues, including the number of covered occurrences which could increase the amount of available coverage under the Policy and the amount of investigative costs that are subject to the Policy limits. STP also has claims for costs, fees, pre-judgment interest and extra-contractual and statutory claims, which are not subject to the Policy limits. The case has been scheduled for trial commencing September 23, 2024.

In addition, STP has a pending case in the Washington Superior Court against HNTB Corporation ("HNTB"), its design firm on the project, wherein STP alleges that HNTB is liable for providing design services that resulted in the TBM striking the steel pipe described above and for additional steel quantity costs associated with the project. STP's complaint seeks in excess of $640 million. The case is scheduled for trial to commence on April 27, 2025.

With respect to STP's direct and indirect claims against the Insurers and HNTB, management has included in receivables an estimate of the total anticipated recovery concluded to be probable.

In March 2016, WSDOT filed a complaint against STP in Thurston County Superior Court alleging breach of contract, seeking $57.2 million in delay-related damages and seeking declaratory relief concerning contract interpretation. STP subsequently filed a counterclaim against WSDOT. The jury trial between STP and WSDOT commenced on October 7, 2019 and concluded on December 13, 2019, with a jury verdict in favor of WSDOT awarding them $57.2 million in damages. The Company recorded the impact of the jury verdict during the fourth quarter of 2019, resulting in a pre-tax charge of $166.8 million, which included $25.7 million for the Company's 45% proportionate share of the $57.2 million in damages awarded by the jury to WSDOT. The charge was for non-cash write-downs primarily related to the costs and estimated earnings in excess of billings and receivables that the Company previously recorded to reflect its expected recovery in this case.

STP filed a petition for discretionary review by the Washington Supreme Court on July 12, 2022, which was denied by the Supreme Court on October 10, 2022. On October 18, 2022, STP paid the damages and associated interest from the judgment, which included the Company's proportionate share of $34.6 million. As a result, the lawsuit between STP and WSDOT has concluded.

George Washington Bridge Bus Station Matter

In August 2013, Tutor Perini Building Corp. ("TPBC") entered into a contract with the George Washington Bridge Bus Station Development Venture, LLC (the "Developer") to renovate the George Washington Bridge Bus Station, a mixed-use facility owned by the Port Authority of New York and New Jersey (the "Port Authority") that serves as a transit facility and retail space. The $100 million project experienced significant design errors and associated delays, resulting in damages to TPBC and its subcontractors, including WDF and Five Star, wholly owned subsidiaries of the Company. The facility opened to the public on May 16, 2017.

On February 26, 2015, the Developer filed a demand for arbitration, subsequently amended, seeking $30 million in alleged damages and declaratory relief that TPBC's requests for additional compensation were invalid due to lack of notice. TPBC denied the Developer's claims and filed a counterclaim in March 2018. TPBC was seeking in excess of $113 million in the arbitration, which included unpaid contract balance claims, the return of $29 million retained by the Developer in alleged damages, as well as extra work claims, pass-through claims and delay claims. The Developer was seeking an additional $4.8 million in damages from TPBC beyond the $29 million it had withheld.

Hearings on the merits commenced on September 24, 2018 before the arbitration panel. On June 4, 2019, the arbitration panel, as confirmed by the U.S. District Court in the Southern District of New York, issued a writ of attachment against Developer for $23 million of the $29 million discussed above. On October 7, 2019, the Developer filed for bankruptcy protection in the Southern District of New York under Chapter 11 of the Bankruptcy Code. The filing for bankruptcy stayed the pending arbitration proceedings. TPBC appeared in the bankruptcy proceedings on October 8, 2019 and filed a Proof of Claim in the amount of $113 million on December 13, 2019.

On June 5, 2020, the Developer, secured lenders and the Port Authority announced that they had reached a settlement of their disputes. As part of the settlement, the Port Authority waived the enforcement of its right to seek a "cure" pursuant to its lease agreement with the Developer, which requires construction costs be paid prior to any sale of the leasehold, the sole asset in the Developer's bankruptcy estate to be distributed in this bankruptcy. On July 14, 2020, the bankruptcy court conducted a hearing to determine (1) whether to approve the settlement agreement between the Developer, secured lenders and the Port Authority; and (2) whether TPBC can assert third-party beneficiary rights to the lease agreement and require that prior to the sale of the leasehold, any outstanding costs owed to contractors for the cost of building the project must be paid pursuant to the lease agreement's "cure" provisions. On August 12, 2020, the bankruptcy court approved the settlement and denied TPBC's third-party beneficiary rights under the lease agreement. On August 20, 2020, TPBC filed an appeal with the U.S. District Court for the Southern District of New York seeking to challenge the denial of its third-party beneficiary rights under the lease agreement's "cure" provisions to avoid being subordinate to the claims of the secured lenders in the bankruptcy proceedings, which was denied by the U.S. District Court on August 4, 2021. TPBC filed an appeal with the U.S. Court of Appeals for the Second Circuit on August 20, 2021, which conducted oral argument on October 27, 2022. On April 10, 2023, the Second Circuit affirmed the bankruptcy court's and district court's denials of TPBC's third-party beneficiary rights under the project's lease agreement's "cure" provisions and concluded that TPBC's claims were not otherwise entitled to priority treatment under the Bankruptcy Code and should therefore be treated as unsecured claims that are subordinate to the claims of the secured lenders in the Developer's bankruptcy case. As a result of this adverse decision from the Second Circuit, the Company recorded a non-cash, pre-tax charge to income (loss) from construction operations of $83.6 million in the first quarter of 2023. TPBC has no further avenues to recover its costs from the Developer or the bankruptcy-related actions, nor does the Developer have any ability to recover its claims against TPBC, and these lawsuits have now concluded.

Separately, on July 2, 2018, TPBC filed a lawsuit against the Port Authority, as owner of the project, seeking the same $113 million in damages pursuant to the lease agreement between the Port Authority and the Developer. On August 20, 2018, the Port Authority filed a motion to dismiss all causes of action, which was denied by the court on July 1, 2019. The Port Authority appealed this decision on July 15, 2019. On February 18, 2021, the Appellate Division affirmed in part and reversed in part the trial court's denial of the Port Authority's motion to dismiss TPBC's causes of action. On April 11, 2022, the court granted the Port Authority's motion to dismiss on statutory notice grounds. The Company filed a notice of appeal on April 28, 2022, which was fully briefed, and was argued on September 21, 2023. On November 14, 2023, the Appellate Division affirmed the dismissal of the lawsuit. This lawsuit is now concluded.

In addition, on August 11, 2021, TPBC filed a second lawsuit in state court against the Port Authority alleging unjust enrichment and tortious interference with TPBC's right to recover under the lease agreement's "cure" provision in the bankruptcy proceeding. The case was removed to the federal bankruptcy court on September 21, 2021. The Port Authority filed a motion to dismiss on March 4, 2022, which the federal bankruptcy court granted on September 30, 2022. This lawsuit is now concluded.

On January 27, 2020, TPBC filed separate litigation in the U.S. District Court for the Southern District of New York in which TPBC asserted related claims seeking the same $113 million in damages against the individual owners of the Developer for their wrongful conversion of project funds and against lenders that received interest payments from project funds and other amounts earmarked to pay the contractors. On December 29, 2020, the court granted in part and denied in part the defendants' motions to dismiss, resulting in the lender defendants being dismissed from the lawsuit and the lawsuit against the individual owners of the Developer continuing. The lawsuit was refiled in New York state court on July 26, 2021. On June 8, 2022, the court certified the class under the New York construction trust fund statutes. The case remains pending before the court.

Management has made an estimate of the total anticipated recovery of TPBC's claims against the individual owners of the Developer on this project, and such estimate is included in revenue recorded to date.

9.   Leases

The Company leases certain office space, construction and office equipment, vehicles and temporary housing generally under non-cancelable operating leases. Leases with an initial term of one year or less are not recorded on the balance sheet, and the Company generally recognizes lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2023, the Company's operating leases have remaining lease terms ranging from less than one year to 15 years, some of which include options to renew the leases. The exercise of lease renewal options is generally at the Company's sole discretion. The Company's leases do not contain any material residual value guarantees or material restrictive covenants.

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in other assets, while current and long-term operating lease liabilities are included in accrued expenses and other current liabilities, and other long-term liabilities, respectively, on the Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The present value of future lease payments are discounted using either the implicit rate in the lease, if known, or the Company's incremental borrowing rate for the specific lease as of the lease commencement date. The ROU asset is also adjusted for any prepayments made or incentives received. The lease terms include options to extend or terminate the lease only to the extent it is reasonably certain any of those options will be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease components (e.g., fixed payments) separate from the non-lease components (e.g., common-area maintenance costs). The Company does not have any material financing leases.

The following table presents components of lease expense for the years ended December 31, 2023 and 2022:

	For the year ended December 31,	
(in thousands)	2023	2022
Operating lease expense	$ 14,416	$ 15,278
Short-term lease expense[a]	54,451	57,713
	68,867	72,991
Less: Sublease income	788	766
Total lease expense	$ 68,079	$ 72,225

(a)   Short-term lease expense includes all leases with lease terms ranging from less than one month to one year. Short-term leases include, among other things, construction equipment rented on an as-needed basis as well as temporary housing.

The following table presents supplemental balance sheet information related to operating leases:

		As of December 31,	
(dollars in thousands)	Balance Sheet Line Item	2023	2022
Assets			
ROU assets	Other assets	$ 48,878	$ 50,825
Total lease assets		$ 48,878	$ 50,825
Liabilities			
Current lease liabilities	Accrued expenses and other current liabilities	$ 6,275	$ 6,709
Long-term lease liabilities	Other long-term liabilities	47,781	49,176
Total lease liabilities		$ 54,056	$ 55,885
Weighted-average remaining lease term		10.3 years	11.0 years
Weighted-average discount rate		12.13 %	11.77 %

The following table presents supplemental cash flow information and non-cash activity related to operating leases:

		As of December 31,	
(in thousands)		2023	2022
Operating cash flow information:			
Cash paid for amounts included in the measurement of lease liabilities	$	(14,733) $	(14,247)
Non-cash activity:			
ROU assets obtained in exchange for lease liabilities	$	6,465 $	16,349

The following table presents maturities of operating lease liabilities on an undiscounted basis as of December 31, 2023:

Year (in thousands)	Operating Leases	
2024	$	11,975
2025		10,622
2026		8,785
2027		7,349
2028		7,229
Thereafter		51,213
Total lease payments		97,173
Less: Imputed interest		43,117
Total	$	54,056

10. Share-Based Compensation

On April 10, 2018, the Company adopted the Tutor Perini Corporation Omnibus Incentive Plan (the "Current Plan"), which was approved by the Company's shareholders on May 23, 2018. The Current Plan effected the merger of the Company's Amended and Restated Tutor Perini Corporation Long-Term Incentive Plan, as amended and restated on October 2, 2014 (the "2014 Plan") and the Tutor Perini Corporation Incentive Compensation Plan adopted on April 3, 2017 (the "2017 Plan," together with the 2014 Plan and the Current Plan, the "Plans"). As of December 31, 2023, there were 987,001 shares of common stock available for grant under the Company's Current Plan. As of December 31, 2023, the Plans had an aggregate of 2,682,894 RSUs and stock options from outstanding, historical awards that either have not vested or have vested but have not been exercised. Any awards that were granted under the Plans that are forfeited, cancelled or held back for net settlement will become available to be issued under the Current Plan.

The terms of the Plans give the Company the right to settle the vesting of RSU grants in cash or shares. CPSU and DCA grants must only be settled in cash.

Many of the awards issued under the Plans contain separate tranches, each for a separate performance period and each with a performance target to be established subsequent to the award date; accordingly, the tranches are accounted for under ASC 718, *Stock Compensation* ("ASC 718") as separate grants, with the grant date being the date the performance targets for a given tranche are established and communicated to the grantee. Similarly, for these awards, compliance with the requirements of the Plans is also based on the number of units granted in a given year, as determined by ASC 718, rather than the number of units awarded in a given year.

The following table summarizes RSU, stock option, CPSU and DCA activity:

	RSUs		Stock Options		CPSUs		DCAs	
	Number	Weighted-Average Grant Date Fair Value Per Share	Number	Weighted-Average Exercise/ (Strike) Price Per Share	Number	Weighted-Average Grant Date Fair Value Per Unit	Number	Weighted-Average Grant Date Fair Value Per Unit
Outstanding as of December 31, 2020	1,035,000	$ 21.85	2,275,265	$ 20.13	—	$ —	—	$ —
Granted	678,851	16.26	100,000	19.24	398,852	20.39	—	—
Expired or cancelled	(155,000)	15.37	(202,500)	20.07	—	—	—	—
Vested/exercised	(370,000)	23.53	(5,000)	13.32	—	—	—	—
Outstanding as of December 31, 2021	1,188,851	$ 18.98	2,167,765	$ 20.11	398,852	$ 20.39	—	$ —
Granted	375,769	10.53	—	—	415,768	12.99	100,000	6.99
Expired or cancelled	(42,500)	19.27	(542,500)	11.66	—	—	—	—
Vested/exercised	(415,450)	20.14	—	—	—	—	—	—
Outstanding as of December 31, 2022	1,106,670	$ 15.66	1,625,265	$ 22.93	814,620	$ 16.61	100,000	$ 6.99
Granted	590,188	8.66	—	—	901,541	11.18	214,379	8.43
Expired or cancelled	(45,000)	16.19	(190,000)	19.88	(380,782)	20.37	—	—
Vested/exercised	(404,229)	15.75	—	—	(150,696)	11.98	(30,000)	8.98
Outstanding as of December 31, 2023	1,247,629	$ 12.30	1,435,265	$ 23.33	1,184,683	$ 11.86	284,379	$ 7.87
Vested and expected to vest at December 31, 2023	1,197,629	$ 11.85	1,385,265	$ 23.48	603,821	$ 11.68	284,379	$ 7.87

Included in the above table are certain RSU grants which are classified as liabilities in accordance with ASC 718 because they contain a guaranteed minimum payout. These awards may be performance-based or time-based and may be settled in shares of the Company's stock, cash or a combination thereof, at the Company's discretion. As of December 31, 2023 and 2022, there were 50,000 and 125,000 RSUs with guaranteed minimum payouts outstanding, with weighted-average grant date fair values per share of $26.32 and $26.33, respectively.

The Company recognized liabilities for CPSUs, RSUs with guaranteed minimum payouts and DCAs totaling approximately $4.9 million and $2.1 million as of December 31, 2023 and 2022, respectively. The Company paid approximately $2.8 million in 2023, $3.6 million in 2022 and $0.3 million in 2021 to settle certain awards.

The following table summarizes unrestricted stock awards, which are generally issued to the non-employee members of the Company's Board of Directors as part of their annual retainer fees:

	Unrestricted Stock Awards	
Year	Number	Weighted-Average Grant Date Fair Value Per Share
2021	101,894	$ 15.47
2022	165,030	10.63
2023	302,112	5.66

The fair value of unrestricted stock awards issued during 2023, 2022 and 2021 was approximately $1.7 million, $1.8 million and $1.6 million, respectively.

The fair value of RSUs that vested during 2023, 2022 and 2021 was approximately $4.1 million, $5.7 million and $5.3 million, respectively. The fair value of CPSUs and DCAs that vested during 2023 was approximately $1.1 million and $0.2 million, respectively. There were no CPSUs or DCAs that vested during 2022 or 2021. As of December 31, 2023, the balance of unamortized RSU, CPSU and DCA expense was $7.2 million, $4.4 million and $1.6 million, respectively, which is expected to be recognized over weighted-average periods of 1.6 years for RSUs, 1.9 years for CPSUs and 2.3 years for DCAs. As of December 31, 2023, the remaining balance of unamortized stock option expense was immaterial.

The 1,435,265 outstanding stock options as of December 31, 2023 had an intrinsic value of zero and a weighted-average remaining contractual life of 2.9 years. Of those outstanding options: (1) 1,335,265 were exercisable with an intrinsic value of zero, a weighted-average exercise price of $23.64 per share and a weighted-average remaining contractual life of 2.6 years; (2) 100,000 have not vested and have no intrinsic value, a weighted-average exercise price of $19.24 per share and a weighted-average remaining contractual life of 7.2 years.

No options were granted in either 2023 and 2022. The fair value on the grant date and the significant assumptions used in the Black-Scholes option-pricing model for grants made in the year ended December 31, 2021 were as follows:

	Year Ended December 31, 2021
Total stock options granted	100,000
Weighted-average grant date fair value	$ 15.21
Weighted-average assumptions:	
Risk-free rate	1.4 %
Expected life of options[a]	6.5 years
Expected volatility[b]	73.7 %
Expected quarterly dividends	$ —

(a) Calculated using the simplified method due to the terms of the stock options and the limited pool of grantees.
(b) Calculated using historical volatility of the Company's common stock over periods commensurate with the expected life of the option.

For the years ended December 31, 2023, 2022 and 2021, the Company recognized, as part of general and administrative expenses, costs for share-based payment arrangements for employees of $10.5 million, $7.4 million and $10.0 million, respectively. Additionally for the same periods, the Company recognized as part of general and administrative expenses, costs for share-based awards to non-employee directors of $1.7 million, $1.6 million and $1.6 million, respectively. The aggregate tax benefits for these awards were approximately $0.3 million, $0.9 million and $1.2 million, for the respective periods. During the year ended December 31, 2023, share-based compensation was reduced by $0.5 million due to the modification of certain share-based awards. The modifications related to the separation of certain employees from the Company. The modifications also resulted in a modification-date fair value totaling $0.4 million which will be amortized as share-based compensation expense through March 2024.

11. Employee Benefit Plans

Defined Benefit Pension Plan

The Company has a defined benefit pension plan that covers certain of its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The pension plan is noncontributory and benefits are based on an employee's years of service and "final average earnings," as defined by the pension plan. The pension plan provides reduced benefits for early retirement and takes into account offsets for social security benefits. The Company also has an unfunded supplemental retirement plan ("Benefit Equalization Plan") for certain employees whose benefits under the defined benefit pension plan were reduced because of compensation limitations under federal tax laws. Effective June 1, 2004, all benefit accruals under the Company's pension plan and Benefit Equalization Plan were frozen; however, the current vested benefit was preserved. Pension disclosure as presented below includes aggregated amounts for both of the Company's plans, except where otherwise indicated.

The Company historically has used the date of its year-end as its measurement date to determine the funded status of the pension plan.

The long-term investment goals of the Company's pension plan are to manage the assets in accordance with the legal requirements of all applicable laws; produce investment returns which maximize return within reasonable and prudent levels of risks; and achieve a fully funded status with regard to current pension liabilities. Some risk must be assumed in order to achieve the investment goals. Investments with the ability to withstand short and intermediate term variability are considered and some interim fluctuations in market value and rates of return are tolerated in order to achieve the pension plan's longer-term objectives.

The pension plan's assets are managed by a third-party investment manager. The Company monitors investment performance and risk on an ongoing basis.

The following table sets forth a summary of net periodic benefit cost for the years ended December 31, 2023, 2022 and 2021:

| (in thousands) | Year Ended December 31, | | |
	2023	2022	2021
Interest cost	$ 3,839	$ 2,594	$ 2,349
Service cost	1,000	945	935
Expected return on plan assets	(3,875)	(3,890)	(3,976)
Recognized net actuarial losses	1,699	2,571	2,860
Net periodic benefit cost	$ 2,663	$ 2,220	$ 2,168
Actuarial assumptions used to determine net cost:			
Discount rate	5.16 %	2.65 %	2.24 %
Expected return on assets	6.25 %	5.75 %	5.75 %
Rate of increase in compensation	N/A	N/A	N/A

The target asset allocation for the Company's pension plan by asset category for 2024 and the actual asset allocation as of December 31, 2023 and 2022 by asset category are as follows:

| | Percentage of Plan Assets as of December 31, | | |
| **Asset Category** | Target Allocation 2024 | Actual Allocation | |
		2023	2022
Cash	5 %	6 %	5 %
Equity funds:			
Domestic	42	43	46
International	18	18	20
Fixed income funds	35	33	29
Total	100 %	100 %	100 %

The Company expects to contribute approximately $2.4 million to its defined benefit pension plan in 2024.

Future benefit payments under the plans for the next ten years are estimated as follows:

(in thousands)

Year ended December 31,	
2024	$ 6,806
2025	6,726
2026	6,652
2027	6,531
2028	6,382
2029-2033	28,923
Total	$ 62,020

The following tables provide a reconciliation of the changes in the fair value of plan assets and plan benefit obligations during 2023 and 2022, and a summary of the funded status as of December 31, 2023 and 2022:

(in thousands)	Year Ended December 31,	
	2023	2022
Change in Fair Value of Plan Assets		
Balance at beginning of year	$ 56,157	$ 73,375
Actual return on plan assets	7,917	(10,865)
Company contribution	1,526	242
Benefit payments	(7,718)	(6,595)
Balance at end of year	$ 57,882	$ 56,157

(in thousands)	Year Ended December 31,	
	2023	2022
Change in Benefit Obligations		
Balance at beginning of year	$ 79,058	$ 101,526
Interest cost	3,839	2,594
Service cost	1,000	945
Assumption change (gain) loss	1,281	(19,712)
Actuarial (gain) loss	(17)	300
Benefit payments	(7,718)	(6,595)
Balance at end of year	$ 77,443	$ 79,058

(in thousands)	As of December 31,	
	2023	2022
Funded status	$ (19,561)	$ (22,901)
Net unfunded amounts recognized in Consolidated Balance Sheets consist of:		
Current liabilities	$ (309)	$ (275)
Long-term liabilities	(19,252)	(22,626)
Total net unfunded amount recognized in Consolidated Balance Sheets	$ (19,561)	$ (22,901)

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive loss consist of net actuarial losses before income taxes of $44.8 million and $49.3 million as of December 31, 2023 and 2022, respectively.

The discount rate used in determining the accumulated post-retirement benefit obligation was 5.0% and 5.2% as of December 31, 2023 and 2022, respectively. The discount rate used for the accumulated post-retirement obligation was derived using a blend of U.S. Treasury and high-quality corporate bond discount rates.

The expected long-term rate of return on assets assumption was 6.3% for both 2023 and 2022. The expected long-term rate of return on assets assumption was developed considering forward looking capital market assumptions and historical return expectations for each asset class assuming the plans' target asset allocation and full availability of invested assets.

Closely held fund strategies seek to capitalize on inefficiencies identified across different asset classes or markets and include investments in both long and short equity securities.

Plan assets were measured at fair value. Mutual funds are public investment vehicles valued using the Net Asset Value ("NAV") of shares held by the pension plan at year-end. Fixed income funds are valued based on quoted market prices in active markets. Closely held funds, which are only available through private offerings, do not have readily determinable fair values. Estimates of fair value of these funds were determined using the information provided by the fund managers and are generally based on the NAV per share or its equivalent.

The following table sets forth the pension plan assets at fair value in accordance with the fair value hierarchy described in Note 12:

| | As of December 31, 2023 | | | | As of December 31, 2022 | | | |
| | Fair Value Hierarchy | | | | Fair Value Hierarchy | | | |
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 3,464	$ —	$ —	$ 3,464	$ 2,757	$ —	$ —	$ 2,757
Fixed income funds	1,520	3,063	—	4,583	1,564	2,872	—	4,436
Mutual funds	41,687	—	—	41,687	37,364	—	—	37,364
	$ 46,671	$ 3,063	$ —	$ 49,734	$ 41,685	$ 2,872	$ —	$ 44,557
Closely held funds[a]								
Equity partnerships				3,826				4,078
Hedge fund investments				4,322				7,522
Total closely held funds[a]				8,148				11,600
Total	$ 46,671	$ 3,063	$ —	$ 57,882	$ 41,685	$ 2,872	$ —	$ 56,157

(a) The pension plan's investments in closely held funds are not categorized in the fair value hierarchy because they are measured at NAV using the practical expedient under ASC 820, *Fair Value Measurement* ("ASC 820"). The underlying holdings of closely held funds were composed of a combination of Level 1, 2 and 3 investments, and in some cases, may also include investments not categorized in the fair value hierarchy because they are measured at NAV using the practical expedient, as described above.

As of December 31, 2023 and 2022, pension plan assets included approximately $8.1 million and $11.6 million, respectively, of investments in hedge funds and equity partnerships which do not have readily determinable fair values. The underlying holdings of the funds were composed of a combination of assets for which the estimate of fair value is determined using information provided by fund managers.

The plans have benefit obligations in excess of the fair value of each plan's assets as follows:

| | As of December 31, 2023 | | | As of December 31, 2022 | | |
(in thousands)	Pension Plan	Benefit Equalization Plan	Total	Pension Plan	Benefit Equalization Plan	Total
Projected benefit obligation	$ 74,831	$ 2,612	$ 77,443	$ 76,729	$ 2,329	$ 79,058
Accumulated benefit obligation	$ 74,831	$ 2,612	$ 77,443	$ 76,729	$ 2,329	$ 79,058
Fair value of plans' assets	57,882	—	57,882	56,157	—	56,157
Projected benefit obligation greater than fair value of plans' assets	$ 16,949	$ 2,612	$ 19,561	$ 20,572	$ 2,329	$ 22,901
Accumulated benefit obligation greater than fair value of plans' assets	$ 16,949	$ 2,612	$ 19,561	$ 20,572	$ 2,329	$ 22,901

Section 401(k) Plan

The Company has a contributory Section 401(k) plan which covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The cost recognized by the Company for its 401(k) plan was $4.1 million in both 2023 and 2022 and $4.4 million in 2021. The Company's contribution is based on a non-discretionary match of employees' contributions, as defined by the plan.

Multiemployer Plans

In addition to the Company's defined benefit pension and contribution plans discussed above, the Company participates in multiemployer pension plans for its union construction employees. Contributions are based on the hours worked by employees covered under various collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is only liable for its proportionate share of a plan's unfunded vested liability upon termination, or withdrawal from a plan. The Company currently has no intention of withdrawing from any of the multiemployer pension plans

in which it participates and, therefore, has not recognized a liability for its proportionate share of any unfunded vested liabilities associated with these plans.

The following table summarizes key information for the plans that the Company made significant contributions to during the three years ended December 31, 2023:

Pension Fund	EIN/Pension Plan Number	Pension Protections Act Zone Status		FIP/RP Status Pending or Implemented[a]	Company Contributions (amounts in millions)			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2023	2022		2023[b]	2022	2021		
The Pension, Hospitalization and Benefit Plan of the Electrical Industry - Pension Trust Fund	13-6123601/001	Green	Green	N/A	$ 4.2	$ 6.7	$ 9.5 [c]	No	4/15/2025
Carpenters Pension Trust Fund for Northern California	94-6050970	Red	Red	Implemented	2.5	2.4	2.9	No	6/30/2027
Excavators Union Local 731 Pension Fund	13-1809825/002	Green	Green	N/A	2.4	4.0	4.0	No	4/30/2026
Operating Engineers Pension Trust	95-6032478	Green	Yellow	N/A	2.4	3.4	2.4	No	6/30/2025
Construction Laborers Pension Trust for Southern California	95-6031812	Green	Green	N/A	2.1	3.4	2.8	No	6/30/2026
Joint Pension Fund, Local Union 164 IBEW	22-6031199	Green	Green	N/A	1.4	6.4 [c]	6.8 [c]	No	4/30/2026

(a) The "FIP/RP Status Pending or Implemented" column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or implemented.

(b) The Company's contributions as a percentage of total plan contributions were not available for the 2023 plan year for any of the above pension funds.

(c) These amounts exceeded 5% of the respective total plan contributions.

In addition to the individually significant plans described above, the Company also contributed approximately $33.8 million in 2023, $32.3 million in 2022 and $41.2 million in 2021 to other multiemployer pension plans. Funding for these payments is principally provided for in the contracts with our customers.

12. Fair Value Measurements

The fair value hierarchy established by ASC 820 prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 inputs are observable quoted prices in active markets for identical assets or liabilities
- Level 2 inputs are observable, either directly or indirectly, but are not Level 1 inputs
- Level 3 inputs are unobservable

The following fair value hierarchy table presents the Company's assets that are measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	As of December 31, 2023				As of December 31, 2022			
	Fair Value Hierarchy				Fair Value Hierarchy			
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents[a]	$380,564	$ —	$ —	$380,564	$259,351	$ —	$ —	$259,351
Restricted cash[a]	14,116	—	—	14,116	14,480	—	—	14,480
Restricted investments[b]	—	130,287	—	130,287	—	91,556	—	91,556
Investments in lieu of retention[c]	19,988	86,961	—	106,949	20,100	68,228	—	88,328
Total	$414,668	$ 217,248	$ —	$631,916	$293,931	$ 159,784	$ —	$453,715

(a) Includes money market funds and short-term investments with maturity dates of three months or less when acquired.

(b) Restricted investments, as of December 31, 2023 and 2022, consist of AFS debt securities, which are valued based on pricing models determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets; therefore, they are classified as Level 2 assets.

(c) Investments in lieu of retention are included in retention receivable as of December 31, 2023 and 2022, and are composed of money market funds of $20.0 million and $20.1 million, respectively, and AFS debt securities of $87.0 million and $68.2 million, respectively. The fair values of the money market funds are measured using quoted market prices; therefore, they are classified as Level 1 assets. The fair values of AFS debt securities are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets; therefore, they are classified as Level 2 assets.

Investments in AFS debt securities consisted of the following as of December 31, 2023 and 2022:

(in thousands)	As of December 31, 2023				As of December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Restricted investments:								
Corporate debt securities	$ 95,903	$ 762	$ (2,202)	$ 94,463	$ 53,452	$ 1	$ (3,550)	$ 49,903
U.S. government agency securities	29,082	18	(1,054)	28,046	34,920	13	(1,688)	33,245
Municipal bonds	8,227	5	(914)	7,318	9,211	—	(1,257)	7,954
Corporate certificates of deposit	498	—	(38)	460	507	—	(53)	454
Total restricted investments	133,710	785	(4,208)	130,287	98,090	14	(6,548)	91,556
Investments in lieu of retention:								
Corporate debt securities	87,601	246	(1,950)	85,897	70,968	1	(3,724)	67,245
Municipal bonds	823	241	—	1,064	818	165	—	983
Total investments in lieu of retention	88,424	487	(1,950)	86,961	71,786	166	(3,724)	68,228
Total AFS debt securities	$ 222,134	$ 1,272	$ (6,158)	$ 217,248	$ 169,876	$ 180	$ (10,272)	$ 159,784

The following table summarizes the fair value and gross unrealized losses aggregated by category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2023 and 2022:

| | As of December 31, 2023 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Restricted investments:						
Corporate debt securities	$ 4,971	$ (3)	$ 40,649	$ (2,199)	$ 45,620	$ (2,202)
U.S. government agency securities	1,280	(4)	22,858	(1,050)	24,138	(1,054)
Municipal bonds	99	(2)	7,038	(912)	7,137	(914)
Corporate certificates of deposit	—	—	460	(38)	460	(38)
Total restricted investments	6,350	(9)	71,005	(4,199)	77,355	(4,208)
Investments in lieu of retention:						
Corporate debt securities	11,398	(55)	49,726	(1,895)	61,124	(1,950)
Total investments in lieu of retention	11,398	(55)	49,726	(1,895)	61,124	(1,950)
Total AFS debt securities	$ 17,748	$ (64)	$ 120,731	$ (6,094)	$ 138,479	$ (6,158)

| | As of December 31, 2022 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Restricted investments:						
Corporate debt securities	$ 23,559	$ (733)	$ 25,842	$ (2,817)	$ 49,401	$ (3,550)
U.S. government agency securities	24,834	(939)	5,593	(749)	30,427	(1,688)
Municipal bonds	4,998	(672)	2,956	(585)	7,954	(1,257)
Corporate certificates of deposit	63	(12)	391	(41)	454	(53)
Total restricted investments	53,454	(2,356)	34,782	(4,192)	88,236	(6,548)
Investments in lieu of retention:						
Corporate debt securities	34,553	(843)	32,391	(2,881)	66,944	(3,724)
Total investments in lieu of retention	34,553	(843)	32,391	(2,881)	66,944	(3,724)
Total AFS debt securities	$ 88,007	$ (3,199)	$ 67,173	$ (7,073)	$ 155,180	$ (10,272)

The amortized cost and fair value of AFS debt securities by contractual maturity as of December 31, 2023 are summarized in the table below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations.

(in thousands)	Amortized Cost	Fair Value
Due within one year	$ 32,586	$ 32,241
Due after one year through five years	179,451	175,907
Due after five years	10,097	9,100
Total	$ 222,134	$ 217,248

The carrying values of receivables, payables and other amounts arising out of normal contract activities, including retention, which may be settled beyond one year, are estimated to approximate fair value. Of the Company's long-term debt, the fair value of the 2017 Senior Notes was $490.9 million and $439.7 million as of December 31, 2023 and 2022, respectively. The fair

values of the 2017 Senior Notes were determined using Level 1 inputs, specifically current observable market prices. The fair value of the Term Loan B was $358.9 million and $389.5 million as of December 31, 2023 and 2022, respectively. The fair values of the Term Loan B were determined using Level 2 inputs, specifically third-party quoted market prices. The reported value of the Company's remaining borrowings approximates fair value as of December 31, 2023 and 2022.

13. Variable Interest Entities (VIEs)

The Company may form joint ventures or partnerships with third parties for the execution of projects. In accordance with ASC 810, the Company assesses its partnerships and joint ventures at inception to determine if any meet the qualifications of a VIE. The Company considers a joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, the Company reassesses its initial determination of whether a joint venture is a VIE.

ASC 810 also requires the Company to determine whether it is the primary beneficiary of the VIE. The Company concludes that it is the primary beneficiary and consolidates the VIE if the Company has both (a) the power to direct the economically significant activities of the VIE and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining if the Company is the primary beneficiary. The Company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. In accordance with ASC 810, management's assessment of whether the Company is the primary beneficiary of a VIE is performed continuously.

As of December 31, 2023, the Company had unconsolidated VIE-related current assets and liabilities of $0.5 million and $0.1 million, respectively, included in the Company's Consolidated Balance Sheets. As of December 31, 2022, the Company had unconsolidated VIE-related current assets of $0.4 million included in the Company's Consolidated Balance Sheets. The Company's maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. There were no future funding requirements for the unconsolidated VIEs as of December 31, 2023.

As of December 31, 2023, the Company's Consolidated Balance Sheets included current and noncurrent assets of $503.1 million and $35.1 million, respectively, as well as current liabilities of $505.0 million related to the operations of its consolidated VIEs. As of December 31, 2022, the Company's Consolidated Balance Sheets included current and noncurrent assets of $527.3 million and $22.4 million, respectively, as well as current liabilities of $567.3 million related to the operations of its consolidated VIEs.

Below is a discussion of some of the Company's more significant or unique VIEs.

The Company established a joint venture to construct the Purple Line Extension Section 2 (Tunnels and Stations) and Section 3 (Stations) mass-transit projects in Los Angeles, California with an original combined value of approximately $2.8 billion. The Company has a 75% interest in the joint venture with the remaining 25% held by O&G Industries, Inc. ("O&G"). The joint venture was initially financed with contributions from the partners and, per the terms of the joint venture agreement, the partners may be required to provide additional capital contributions in the future. The Company has determined that this joint venture is a VIE for which the Company is the primary beneficiary.

The Company also established a joint venture with Parsons Corporation ("Parsons") to construct the Newark Liberty International Airport Terminal One project, a transportation infrastructure project in Newark, New Jersey with an original value of approximately $1.4 billion. The Company has an 80% interest in the joint venture with the remaining 20% held by Parsons. The joint venture was initially financed with contributions from the partners and, per the terms of the joint venture agreement, the partners may be required to provide additional capital contributions in the future. The Company has determined that this joint venture is a VIE for which the Company is the primary beneficiary.

14.   Business Segments

The Company offers general contracting, pre-construction planning and comprehensive project management services, including planning and scheduling of manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company also offers self-performed construction services: site work, concrete forming and placement, steel erection, electrical, mechanical, plumbing, and HVAC (heating, ventilation and air conditioning). As described below, the Company's business is conducted through three segments: Civil, Building and Specialty Contractors. These segments are determined based on how the Company's Chairman and Chief Executive Officer (chief operating decision maker) aggregates business units when evaluating performance and allocating resources.

The Civil segment specializes in public works construction and the replacement and reconstruction of infrastructure. The contracting services provided by the Civil segment include construction and rehabilitation of highways, bridges, tunnels, mass-transit systems, military facilities, and water management and wastewater treatment facilities.

The Building segment has significant experience providing services for private and public works customers in a number of specialized building markets, including: hospitality and gaming, transportation, health care, commercial offices, government facilities, sports and entertainment, education, correctional and detention facilities, biotech, pharmaceutical, industrial and technology.

The Specialty Contractors segment specializes in electrical, mechanical, plumbing, HVAC and fire protection systems for a full range of civil and building construction projects in the industrial, commercial, hospitality and gaming, and mass-transit end markets. This segment provides the Company with unique strengths and capabilities that allow the Company to position itself as a full-service contractor with greater control over scheduled work, project delivery, and cost and risk management.

To the extent that a contract is co-managed and co-executed among segments, the Company allocates the share of revenues and costs of the contract to each segment to reflect the shared responsibilities in the management and execution of the project.

The following tables set forth certain reportable segment information relating to the Company's operations for the years ended December 31, 2023, 2022 and 2021:

(in thousands)	Reportable Segments					Consolidated Total
	Civil	Building	Specialty Contractors	Total	Corporate	
Year ended December 31, 2023						
Total revenue	$ 1,971,194	$ 1,302,636	$ 694,038	$ 3,967,868	$ —	$ 3,967,868
Elimination of intersegment revenue	(87,329)	(97)	(215)	(87,641)	—	(87,641)
Revenue from external customers	$ 1,883,865	$ 1,302,539	$ 693,823	$ 3,880,227	$ —	$ 3,880,227
Income (loss) from construction operations[a]	$ 198,609	$ (91,206)	$ (144,822)	$ (37,419)	$ (77,178) [b]	$ (114,597)
Capital expenditures	$ 41,318	$ 3,932	$ 1,250	$ 46,500	$ 6,453	$ 52,953
Depreciation and amortization[c]	$ 31,685	$ 2,227	$ 2,445	$ 36,357	$ 8,872	$ 45,229
Year ended December 31, 2022						
Total revenue	$ 1,956,968	$ 1,305,468	$ 813,531	$ 4,075,967	$ —	$ 4,075,967
Elimination of intersegment revenue	(222,086)	(62,897)	(229)	(285,212)	—	(285,212)
Revenue from external customers	$ 1,734,882	$ 1,242,571	$ 813,302	$ 3,790,755	$ —	$ 3,790,755
Income (loss) from construction operations[d]	$ 21,123	$ 7,166	$ (168,019)	$ (139,730)	$ (65,034) [b]	$ (204,764)
Capital expenditures	$ 49,819	$ 2,333	$ 2,545	$ 54,697	$ 5,083	$ 59,780
Depreciation and amortization[c]	$ 51,123	$ 1,713	$ 2,098	$ 54,934	$ 9,430	$ 64,364
Year ended December 31, 2021						
Total revenue	$ 2,443,828	$ 1,574,759	$ 1,120,115	$ 5,138,702	$ —	$ 5,138,702
Elimination of intersegment revenue	(348,068)	(146,657)	(2,147)	(496,872)	—	(496,872)
Revenue from external customers	$ 2,095,760	$ 1,428,102	$ 1,117,968	$ 4,641,830	$ —	$ 4,641,830
Income (loss) from construction operations[e]	$ 266,214	$ 28,721	$ (9,961)	$ 284,974	$ (58,170) [b]	$ 226,804
Capital expenditures	$ 37,067	$ 359	$ 476	$ 37,902	$ 692	$ 38,594
Depreciation and amortization[c]	$ 102,723	$ 1,677	$ 3,316	$ 107,716	$ 10,513	$ 118,229

(a) During the year ended December 31, 2023, the Company's income (loss) from construction operations in the Civil segment was impacted by net unfavorable adjustments related to a settlement that impacted multiple components of a mass-transit project in California. The settlement resolved certain ongoing disputes and increased the expected profit from work to be performed in the future. The settlement resulted in an unfavorable non-cash adjustment of $23.2 million ($17.0 million, or $0.33 per diluted share, after tax) to one component of the project that is nearing completion, partially offset by a favorable adjustment of $8.8 million ($7.1 million, or $0.14 per diluted share, after tax) on the other component of the project that has substantial scope of work remaining. As a result of the settlement, the net unfavorable impact to the period from these two adjustments is expected to be mitigated by the increased profit generated from future work on the project. The Civil segment was also adversely impacted by unfavorable adjustments of $12.8 million ($9.4 million, or $0.18 per diluted share, after tax) on a completed highway project in Virginia due to changes in estimates that resulted from progress in the dispute resolution process, partially offset by net favorable adjustments of $19.0 million ($15.2 million, or $0.29 per diluted share, after tax) for a project on the West Coast that primarily resulted from a favorable impact of $58.1 million on the settlement of change orders and changes in estimates due to improved performance, partially offset by a temporary unfavorable non-cash impact of $40.7 million resulting from the successful negotiation of significant lower margin (and lower risk) change orders which increased the project's overall estimated profit but reduced the project's percentage of completion and overall margin percentage.

The Company's income (loss) from operations in the Building segment was adversely impacted an unfavorable adjustment of $14.6 million ($10.7 million, or $0.21 per diluted share, after tax) on a government building project in Florida primarily due to increased costs associated with an external subcontractor.

The Company's income (loss) from operations in the Specialty Contractors segment was adversely impacted by $62.2 million ($45.7 million, or $0.88 per diluted share, after tax) of unfavorable non-cash adjustments due to changes in estimates on the electrical and mechanical scope of a completed transportation project in the Northeast associated with changes in the expected recovery on certain unapproved change orders resulting from ongoing negotiations; a non-cash charge of $24.7 million ($18.1 million, or $0.35 per diluted share, after tax) that resulted from an adverse legal ruling on an educational facilities project in New York; an unfavorable adjustment of $16.9 million ($12.4 million, or $0.24 per diluted share, after tax) on a multi-unit residential project in New York due to changes in estimates resulting from incremental costs to complete the project and ongoing negotiations on unapproved change orders; and a $9.4 million ($6.9 million, or $0.13 per diluted share, after tax) unfavorable adjustment due to a settlement on a mass-transit project in California.

The Company's income (loss) from construction operations was also unfavorably impacted by an adverse legal ruling on a completed mixed-use project in New York, which resulted in a non-cash, pre-tax charge of $83.6 million ($60.8 million, or $1.17 per diluted share, after-tax), of which $72.2 million impacted the Building segment and $11.4 million impacted the Specialty Contractors segment, as well as an unfavorable adjustment of $28.3 million ($22.2 million, or $0.43 per diluted share, after tax) on a completed transportation project in the Northeast, split evenly between the Civil and Building segments, primarily due to the settlement of certain change orders, changes in estimates due to recent negotiations and incremental cost incurred during project closeout.

(b) Consists primarily of corporate general and administrative expenses.

(c) Depreciation and amortization is included in income (loss) from construction operations.

(d) During the year ended December 31, 2022, the Company's income (loss) from construction operations in the Civil segment was adversely impacted by $38.8 million ($30.7 million, or $0.60 per diluted share, after tax) for a project on the West Coast, which resulted from the successful negotiation of significant lower margin (and lower risk) change orders that increased the project's overall estimated profit but reduced the project's percentage of completion and overall margin percentage; $26.2 million ($18.9 million, or $0.37 per diluted share, after tax) of unfavorable non-cash adjustments on a completed highway project in the Northeast due to the reversal on appeal of a previously favorable lower-court ruling; a non-cash charge of $25.5 million ($18.4 million, or $0.36 per diluted share, after tax) due to an adverse legal ruling on a dispute related to a completed bridge project in New York; $24.7 million ($17.9 million, or $0.35 per diluted share, after tax) of unfavorable adjustments on a mass-transit project in California; a $16.2 million ($11.7 million, or $0.23 per diluted share, after tax) unfavorable non-cash impact related to the settlement of a long-disputed, completed project in Maryland; and an unfavorable non-cash adjustment of $10.0 million ($7.2 million, or $0.14 per diluted share, after tax) due to a ruling in ongoing dispute resolution proceedings on a mass-transit project in the Northeast. The Company's income (loss) from construction operations was favorably impacted by a project close-out adjustment of $12.7 million ($9.1 million, or $0.18 per diluted share, after tax) on a bridge project in the Midwest.

The Company's income (loss) from operations was also negatively impacted by an unfavorable adjustment of $31.4 million ($24.4 million, or $0.48 per diluted share, after tax) split evenly between the Civil and Building segments due to changes in

estimates on a transportation project in the Northeast. The Building segment was also adversely impacted by an unfavorable adjustment of $11.3 million ($8.1 million, or $0.16 per diluted share, after tax) resulting from an adverse legal ruling on a hospitality project in Florida.

The Company's income (loss) from operations in the Specialty Contractors segment was adversely impacted by $46.2 million ($33.5 million, or $0.65 per diluted share, after tax) due to unfavorable adjustments related to the unforeseen cost of project close-out issues, remediation work, extended project supervision and associated labor inefficiencies, as well as growth in unapproved change orders on the electrical component of a transportation project in the Northeast; an unfavorable non-cash impact of $43.2 million ($31.4 million, or $0.61 per diluted share, after tax) related to an adverse appellate court decision involving the electrical component of a completed mass-transit project in New York; a non-cash charge of $17.8 million ($12.9 million, or $0.25 per diluted share, after tax) that increased cost of operations associated with the partial reversal by an appellate court of previously awarded legal damages related to a completed electrical project in New York; an $11.3 million ($8.2 million, or $0.16 per diluted share, after tax) unfavorable non-cash adjustment on a mechanical project in the Northeast as a result of settlements on previously disputed items and $11.1 million ($8.0 million, or $0.16 per diluted share, after tax) of unfavorable non-cash adjustments on another mechanical project, also in the Northeast.

(e) During the year ended December 31, 2021, the Company recognized favorable adjustments in income (loss) from construction operations in the Civil segment of $29.0 million ($20.9 million, or $0.41 per diluted share, after tax) and $16.3 million ($13.5 million, or $0.26 per diluted share, after tax) on two mass-transit projects, reflecting improved profitability as a result of the negotiation and settlement of certain change orders and the associated mitigation of certain risks in 2021 as the projects progressed towards completion.

The Company's income (loss) from construction operations was also negatively impacted by $26.6 million ($20.5 million, or $0.40 per diluted share, after tax) split evenly between the Civil and Building segments due to changes in estimates on a transportation project in the Northeast that reflected a charge and the negative impact to earnings from growth in unapproved change orders, which resulted in a reduction in the project's percentage of completion (and, correspondingly, a reduction in the percentage of estimated profit recognized for the year ended December 31, 2021 for this project).

In the Specialty Contractors segment, the Company recognized additional profit after recording a reduction of $20.1 million in cost of operations during 2021 ($14.5 million, or $0.28 per diluted share, after tax) due to a favorable trial court ruling awarding the Company the recovery of certain costs previously incurred on a completed electrical project in New York. In addition, the Company's income (loss) from construction operations for the year ended December 31, 2021 was negatively impacted by $19.0 million ($13.7 million, or $0.27 per diluted share, after tax) and $17.6 million ($12.7 million, or $0.25 per diluted share, after tax) on the mechanical and electrical components, respectively, of a transportation project in the Northeast. Lastly, there was an impact of $16.2 million ($11.7 million, or $0.23 per diluted share, after tax) on an electrical project in New York that included unfavorable adjustments and the negative impact to the period associated with increases to project forecasts due to growth in unapproved change orders (expected to be negotiated in future periods).

The above were the only changes in estimates considered material to the Company's results of operations during the periods presented herein.

Total assets by segment were as follows:

(in thousands)	As of December 31,	
	2023	2022
Civil	$ 3,539,608	$ 3,402,934
Building	898,902	898,816
Specialty Contractors	307,171	483,535
Corporate and other[a]	(315,825)	(242,485)
Total assets	$ 4,429,856	$ 4,542,800

(a) Consists principally of cash, equipment, tax-related assets and insurance-related assets, offset by the elimination of assets related to intersegment revenue.

Geographic Information

Information concerning principal geographic areas is as follows:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Revenue:			
United States	$ 3,437,971	$ 3,424,574	$ 4,267,734
Foreign and U.S. territories	442,256	366,181	374,096
Total revenue	$ 3,880,227	$ 3,790,755	$ 4,641,830

(in thousands)	As of December 31,	
	2023	2022
Assets:		
United States	$ 3,998,470	$ 4,199,604
Foreign and U.S. territories	431,386	343,196
Total assets	$ 4,429,856	$ 4,542,800

Major Customer

Revenue from a single customer with multiple projects impacting the Civil, Building and Specialty Contractors segments represented 16.3% of the Company's consolidated revenue for both years ended December 31, 2023 and 2022.

Reconciliation of Segment Information to Consolidated Amounts

A reconciliation of segment results to the consolidated income (loss) before income taxes is as follows:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Income (loss) from construction operations	$ (114,597)	$ (204,764)	$ 226,804
Other income, net	17,200	6,732	2,004
Interest expense	(85,157)	(69,638)	(69,026)
Income (loss) before income taxes	$ (182,554)	$ (267,670)	$ 159,782

15. Related Party Transactions

The Company leases, at market rates, certain facilities from an entity owned by Ronald N. Tutor, the Company's Chairman and Chief Executive Officer. Under these leases, the Company paid $3.9 million in 2023, $3.8 million in 2022 and $3.6 million in 2021, and recognized expense of $4.1 million in 2023, and $4.6 million in both 2022 and 2021. In addition, on November 4, 2022, the Company purchased a property from another entity owned by Mr. Tutor. The Company paid $4.1 million for this property, which is the amount that Mr. Tutor paid to acquire the property from an unrelated third party shortly before the Company decided that it wanted to own and operate the property. The Company is currently developing the property into an equipment yard. When this new equipment yard is ready to be used by the Company, the Company will terminate its existing lease for another equipment yard that it currently leases from an entity owned by Mr. Tutor. Mr. Tutor has agreed that the Company will be entitled to terminate the existing lease at no incremental cost to the Company (and without having to pay rent for the unused, remaining term of the existing lease, which runs through July 2038).

Raymond R. Oneglia, Vice Chairman of the Board of Directors of O&G, is a director of the Company. The Company occasionally forms construction project joint ventures with O&G. During the three years ended December 31, 2023, the Company had active joint ventures with O&G including two infrastructure projects in the northeastern United States that were completed in 2017 and two mass-transit projects in Los Angeles, California to construct the Purple Line Extension Section 2 (Tunnels and Stations) and Section 3 (Stations), in which the Company's and O&G's joint venture interests are 75% and 25%, respectively. O&G may provide equipment and services to these joint ventures on customary trade terms; there were no material payments made by these joint ventures to O&G for services and equipment during the years ended December 31, 2023, 2022 and 2021.

Peter Arkley, President of Alliant Retail Property and Casualty for Alliant Insurance Services, Inc. ("Alliant"), is a director of the Company. The Company uses Alliant for various insurance-related services. The associated expenses for services provided

for the years ended December 31, 2023, 2022 and 2021 were $15.3 million, $11.4 million and $16.4 million, respectively. The Company owed Alliant $0.3 million and $1.6 million as of December 31, 2023 and 2022, respectively, for services rendered.

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DIRECTORS & OFFICERS

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Ronald N. Tutor
Chairman & Chief Executive Officer
Director since: 1997

Michael R. Klein (1, 2)
Lead Independent Director &
  Vice Chairman
Chairman
CoStar Group, Inc.
Director since: 1997

Peter Arkley (3*)
President
National Brokerage
Alliant Insurance Services, Inc.
Director since: 2000

Jigisha Desai (1, 3)
Retired Executive Vice President &
  Chief Strategy Officer
Granite Construction Inc.
Director since: 2021

Sidney J. Feltenstein
Partner
DIA Equity Partners
Director since: 2013

Robert C. Lieber (1, 2*)
Executive Managing Director
Island Capital Group LLC
Director since: 2014

Dennis D. Oklak (1, 2)
Retired Chairman &
  Chief Executive Officer
Duke Realty Corp.
Director since: 2017

Raymond R. Oneglia (3)
Vice Chairman
O&G Industries, Inc.
Director since: 2000

Dale Anne Reiss (1*, 3)
Retired Global and Americas
  Director of Real Estate, Hospitality
  & Construction
Ernst & Young LLP
Director since: 2014

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance & Nominating Committee
(*) Committee Chair

CORPORATE LEADERSHIP

Ronald N. Tutor**
Chairman & Chief Executive Officer

Gary G. Smalley**
President

Ryan J. Soroka**
Senior Vice President &
Chief Financial Officer

Ghassan M. Ariqat**
Executive Vice President
Building & Specialty Contractors
  Groups

Michael F. Smithson**
Executive Vice President
Civil Group

Kristiyan D. Assouri
Senior Vice President &
Chief Legal Officer

Anthony C. Fiore
Executive Vice President
Tax, Treasurer & Corporate
  Secretary

William J. Palmer
Executive Vice President &
Chief Business Development
  Officer

(**) Executive Officer of
        Tutor Perini Corporation

CONSTRUCTION OPERATIONS

Civil Group

Tutor Perini Civil Construction
Michael F. Smithson
Executive Vice President

Frontier-Kemper Constructors, Inc.
W. David Rogstad
President & Chief Executive Officer

Lunda Construction Company
Joseph A. Larson
President

Black Construction Corporation
Leonard K. Kaae
Senior Vice President &
  General Manager

Becho, Inc.
Edward Mendoza
President

Building Group

Rudolph and Sletten, Inc.
Jon Foad
President & Chief Executive Officer

Tutor Perini Building Corp.
Scott Ellison
Executive Vice President &
  General Manager

Perini Management Services, Inc.
Paul Lloyd
President

Roy Anderson Corp.
Robert Fullington
President

Specialty Contractors Group

Five Star Electric Corp.
Russ Lancey
President & Chief Executive Officer

WDF Inc.
K. Peter Sukalo
President & Chief Executive Officer

Fisk Electric Company
Orvil M. Anthony, Jr.
President & Chief Executive Officer

Nagelbush Mechanical, Inc.
Peter McCann
President

Desert Mechanical, Inc.
Armando Estrada
Vice President of Operations

Annual Meeting

Please visit the Investor Relations
section of our website at
www.tutorperini.com and click
"Proxy Voting" for information
regarding our Annual Meeting.

Stock Listing

The Company's Common Stock (trading
symbol: TPC) is listed on the New York
Stock Exchange.

Transfer Agent & Registrar

Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021
P (877) 282-1169
www-us.computershare.com/Investor/#Home

Shareholder Inquiries

Jorge Casado
Vice President, Investor Relations
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342
P (818) 362-8391
F (818) 362-6481
E investor.relations@tutorperini.com
www.tutorperini.com

Photo Credits

Front Cover:
  California High-Speed Rail, courtesy
    California High-Speed Rail Authority
Inside:
  East Side Access, Tutor Perini
    employee D. Johnson
  Eagle Mountain - Woodfibre Gas
    Pipeline, Tutor Perini employee
    S. Russell
  Minneapolis Southwest Light Rail
    Transit, Tutor Perini employee
    Z. Malinowski
  Purple Line Extension, Tutor Perini
    employee J. Hernandez Sanchez
  I-70 Rocheport Bridge Replacement,
    Tutor Perini employee C. Lenz
  LAX Airport Metro Connector, Tutor
    Perini employee R. Miller
  Newark Liberty International Airport
    Terminal A, James Ewing
  Copley Hall Renovations, courtesy
    San Diego Union-Tribune
  Miami-Dade County Civil and Probate
    Courthouse, Tutor Perini employee
    L. Tribble
  Blackpoint Wastewater Treatment
    Plant, Tutor Perini employee A. Lopez
  Division 20 Portal Widening & Turnback
    Facility, Tutor Perini employee P. Nair
  City University of New York Baruch
    College Field Building Renovation,
    Tutor Perini employee J. Klueg
  Culver Line Communications-Based
    Train Control, Tutor Perini employee
    A. Diaz
Back Cover:
  Purple Line Extension, Tutor Perini
    employee O. Guerrero

Tutor Perini
CORPORATION

15901 OLDEN STREET | SYLMAR, CALIFORNIA 91342 | (818) 362-8391 | www.tutorperini.com

EXTRAORDINARY PROJECTS | EXCEPTIONAL PERFORMANCE

Purple Line Extension, Los Angeles, CA